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Exhibit 99.4

BIOVAIL CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

BIOVAIL CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH
UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

Exhibits

    99.1    Schedule II — Valuation and Qualifying Accounts

General

        Except where the context otherwise requires, all references in these documents to the "Company", "Biovail", "we", "us", "our" or similar words or phrases are to Biovail Corporation and its subsidiaries, taken together. In these documents, references to "$" and "US$" are to United States dollars and references to "C$" are to Canadian dollars. Unless otherwise indicated, the statistical and financial data contained in these documents are presented as at December 31, 2007.

Trademarks

        The following words are trademarks of our Company and are the subject of either registration, or application for registration, in one or more of Canada, the United States of America (the "U.S.") or certain other jurisdictions: ATTENADE™, A Tablet Design (Apex Down)®, A Tablet Design (Apex Up)®, APLENZIN™, ATIVAN®, ASOLZA™, BIOVAIL®, BIOVAIL CORPORATION®, BIOVAIL & SWOOSH DESIGN®, BPI®, BVF®, CARDISENSE™, CARDIZEM®, CEFORM®, CRYSTAAL PHARMACEUTICALS™, DITECH™, FLASHDOSE®, GLUMETZA®, INSTATAB™, ISORDIL®, JOVOLA™, JUBLIA™, MIVURA™, ONELZA™, ONEXTEN™, ORAMELT™, PALVATA™, RALIVIA™, SMARTCOAT™, SOLBRI™, TESIVEE™, TIAZAC®, TITRADOSE™, TOVALT™, UPZIMIA™, VASERETIC®, VASOCARD™, VASOTEC®, VEMRETA™, VOLZELO™ and ZILERAN™.

        WELLBUTRIN®, WELLBUTRIN® SR, WELLBUTRIN XL® (a once daily formulation of bupropion developed by Biovail), WELLBUTRIN® XR, Zovirax® and Zyban® are trademarks of The GlaxoSmithKline Group of Companies ("GSK") and are used by us under license. ULTRAM® is a trademark of Ortho-McNeil, Inc. ("OMI") and is used by us under license.

        In addition, we have filed trademark applications for many of our other trademarks in the U.S. and Canada and have implemented, on an ongoing basis, a trademark protection program for new trademarks.

Annual Report

        To obtain a printed copy of Biovail's 2007 Annual Report, contact:

    Biovail Investor Relations
    7150 Mississauga Road
    Mississauga, Ontario
    L5N 8M5
    Phone: (905) 286-3000 Fax: (905) 286-3500
    E-mail: ir@biovail.com

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MANAGEMENT'S DISCUSSION AND ANALYSIS

(All dollar amounts expressed in U.S. dollars)

        The following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") should be read in conjunction with our audited consolidated financial statements and related notes thereto prepared in accordance with United States ("U.S.") generally accepted accounting principles.

        Additional information relating to Biovail Corporation, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (the "2007 Form 20-F"), is available on SEDAR at www.sedar.com.

        The discussion and analysis contained in this MD&A are as of March 17, 2008.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates, and outlook, including, without limitation, statements concerning the following:

  •
  Intent and ability to make changes to our strategies;

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  Estimation of the amount of the U.S. securities class action settlement and the amount that our insurance carriers will pay;

  •
  Timing of the launch of a generic version of the 150mg strength of Wellbutrin XL®;

  •
  Beliefs and positions related to, results of, costs associated with, and benefits to our company of prosecuting, certain litigation and regulatory proceedings, including, but not limited to, the outcome of the investigation by the U.S. Attorney's Office ("USAO") for the District of Massachusetts relating to the Cardizem® LA Clinical Experience Program, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience);

  •
  Regulatory approval and product commercialization timelines, including, but not limited to, beliefs regarding responses to the U.S. Food and Drug Administration ("FDA") concerning BVF-033;

  •
  Outcome, amount and timing of the potential settlement of the U.S. Securities and Exchange Commission ("SEC") investigation;

  •
  Intent and ability to make future dividend payments;

  •
  Timing, results, and progress of research and development efforts;

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  Sufficiency of cash resources to support future spending requirements;

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  Expected capital expenditures;

  •
  Investment recovery, liquidity, valuation, and impairment conclusions associated with auction rate securities;

  •
  Expected potential milestone payments;

  •
  Ability to manage exposure to foreign currency exchange rate changes;

  •
  Availability of benefits under tax treaties;

  •
  Expected stock-based compensation expense;

  •
  Outcome of the SEC staff review of our amended Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006, filed on May 23, 2007 (the "2006 Form 20-F/A");

  •
  Outcome of the continuous disclosure review by the Corporate Finance Branch of the Ontario Securities Commission ("OSC"); and

  •
  Expected impact of the adoption of new accounting pronouncements.

        Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although we have indicated above certain of these statements set out herein, all of the statements in this MD&A that contain forward-looking statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products; the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products; timelines associated with the development of, and receipt of regulatory approval for, our new products; the resolution of insurance claims relating to certain litigation and regulatory proceedings; and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the substance of the FDA response on the April 23, 2008 action date for BVF-033, the difficulty of predicting FDA and Canadian Therapeutic Products Directorate ("TPD") approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the results of continuing safety and efficacy studies by industry and government agencies, uncertainties associated with the development, acquisition and launch of new products, contractual disagreements with third parties, reliance on key strategic alliances, our eligibility for benefits under tax treaties, availability of raw materials and finished products, the regulatory environment, the results of the upcoming U.S. presidential election, the unpredictability of protection afforded by our patents, the mix of activities and income in the various jurisdictions in which we operate, successful challenges to our generic products, infringement or alleged infringement of the intellectual property rights of others, unanticipated interruptions in our manufacturing operations or transportation services, the expense and uncertain outcome of legal and regulatory proceedings and settlements thereto, payment by insurers of insurance claims, currency fluctuations, consolidated tax rate assumptions, fluctuations in operating results, the market liquidity and amounts realized for our auction rate securities held as investments, and other risks detailed from time to time in our filings with the SEC and the Canadian Securities Administrators ("CSA"), as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this MD&A, as well as under the heading "Risk Factors" under Item 3, Sub-Part D of the 2007 Form 20-F. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

COMPANY PROFILE

        We are a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products. Our core competency lies in our expertise in the development and large-scale manufacture of pharmaceutical products incorporating oral drug-delivery technologies. Our main therapeutic areas of focus are central nervous system ("CNS") disorders, pain management, and cardiovascular disease, although we maintain the flexibility to explore opportunities in other niche areas. We have various research and development, clinical research, manufacturing and commercial operations located in Barbados, Canada, the U.S., Puerto Rico and Ireland.

        We have a portfolio of products that includes the following brand names:

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  Wellbutrin® (bupropion) for the treatment of depression;

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  Ultram®/Ralivia™ (tramadol) for the treatment of moderate to moderately severe chronic pain;

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  Zovirax® (acyclovir) for the treatment of herpes; and

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  Cardizem®/Tiazac® (diltiazem) for the treatments of hypertension and angina.

        We market and/or distribute our products in the U.S. principally through supply and distribution agreements with third-party strategic partners. Under those agreements, we manufacture and supply Wellbutrin XL® to GlaxoSmithKline plc ("GSK"); Ultram® ER to Ortho-McNeil, Inc. ("OMI"); Cardizem® LA to Kos Pharmaceuticals, Inc. ("Kos") (a subsidiary of Abbott); Tiazac® branded and generic products to Forest Laboratories, Inc. ("Forest"); and bioequivalent (Generic) products to Teva Pharmaceuticals Industries Ltd. ("Teva"). Our Zovirax® products are distributed in the U.S. by Biovail Pharmaceuticals, Inc., and promoted by Sciele Pharma, Inc. ("Sciele") under an exclusive promotional services agreement.

        In Canada, we market and/or distribute a number of products, including Tiazac® XC, Wellbutrin® XL, Ralivia™ and Glumetza®, directly through our internal sales organization — Biovail Pharmaceuticals Canada ("BPC").

OVERVIEW

        The critical event that impacted our business in 2007 was the introduction of generic competition to 300mg Wellbutrin XL® product in the U.S. in December 2006, and the material adverse effect that event had on our revenue, results of operations and cash flows for the year. In response, however, we made solid progress with our strategy to reduce our overall cost structure, including the restructuring of our U.S. operations and related transition of promotional activities for our Zovirax® franchise to Sciele. As a result, we were able, despite the loss of Wellbutrin XL® exclusivity in the U.S., to pay our shareholders an aggregate annual cash dividend of $1.50 per share, while eliminating long-term debt through the redemption of our 7 7/8% Senior Subordinated Notes ("Notes").

        We will continue to face a number of challenges in 2008 and beyond, including intellectual property protection; increasing competition for our marketed and pipeline products; and greater scrutiny of clinical trials with respect to safety by drug regulators. To meet these challenges, we will continue to focus our research and development efforts on selected products that we believe will provide clinically meaningful benefits to patients; aim to maintain revenue and cash flow streams through price and/or cost effectiveness in order to maximize the potential of our currently marketed products; look for additional opportunities to drive efficiencies and reduce costs; and evaluate and pursue favourable research and development collaborations and acquisition opportunities.

STRATEGY UPDATE

        In 2007, our management team and Board of Directors began exploring potential strategic and business opportunities to enhance shareholder value and will continue to do so. A committee of independent members of the Board of Directors has been established and is working closely with management and external advisors.

        Our senior management team will be undertaking a comprehensive review of our company's core strategies, including our global infrastructure, commercialization model, product-development pipeline, acquisition targets, litigation strategy, and capital structure. The objective of this wide-ranging analysis is to optimize all facets of our business model, to ensure our core competencies are fully exploited, and to ensure our investments are targeted towards opportunities that provide an appropriate return.

OPERATING ENVIRONMENT

        We conduct our business within the pharmaceutical industry, which is highly competitive and subject to rapid and significant technological change. To successfully compete in this industry, we strive to demonstrate that our products offer safety and efficacy benefits, as well as convenience and cost effectiveness. As most of our revenue and cash flows are related to the performance of our portfolio of branded products, which are priced higher than generic products, generic competition is one of our leading challenges. A large portion of a branded product's commercial value is usually realized during the period in which the product has market exclusivity. Upon the loss of that exclusivity, we will lose a significant portion of a product's pre-genericization sales in a short period of time, which can have a material adverse effect on our future revenue and cash flows. To address this challenge, we will continue to:

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  Highlight to healthcare providers and patients the benefits of our products in terms of safety, efficacy, convenience, and cost, as appropriate;

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  Aggressively defend our intellectual property against infringement;

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  Invest heavily in research and development with a view to generating new innovative products, ensuring our product portfolio is renewed over time and offsetting future revenue losses due to generic competition;

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  Strive to develop products eligible for patents covering indications and uses, in addition to patents issued for formulations and processes, in order to provide longer exclusivity periods; and

  •
  Manufacture and sell generic versions of certain of our own branded products.

        Despite those efforts, however, the loss of market exclusivity of key products, or certain other significant factors — including a failure of research and development to yield commercially successful new products; a failure to successfully market new or existing products; an interruption in manufacturing or supply; a recall of product from the market; an adverse decision or settlement related to litigation or regulatory matters; a growth in costs and expenses; the trend toward managed care and healthcare cost containment; or a change in governmental laws and regulations affecting, among other things, pharmaceutical product pricing and reimbursement or access under Medicaid and Medicare — could have a material adverse effect on our business and financial performance.

KEY PERFORMANCE DRIVERS

        Our strategy for long-term growth has been focused on the following key performance drivers:

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  Leveraging our drug-delivery technologies to develop (1) enhanced formulations of existing products; (2) combination products that incorporate two or more different therapeutic classes of drugs; and (3) difficult-to-manufacture generic pharmaceuticals;

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  Protection of our intellectual property and defence of our products and proprietary technologies from infringement;

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  Expansion of our product pipeline by entering into agreements with other companies to develop, license, or acquire innovative compounds, technologies, or capabilities;

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  Formation of strategic commercial alliances with other pharmaceutical companies on favourable terms;

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  Exploitation of the commercial potential of our products through supply and distribution agreements in markets outside the U.S. and Canada;

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  Prudent use of our cash resources to provide a return to shareholders, while maintaining sufficient capital to invest in growing our business; and

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  Control of expenses through initiatives to achieve lower operating costs, more focused development efforts, and improved manufacturing efficiencies.

CHANGES IN BOARD OF DIRECTORS

        During the past year, the following changes occurred to our Board of Directors:

  •
  Effective June 30, 2007, Eugene Melnyk — the founder of our company — retired as Chairman of the Board of Directors of Biovail Corporation. Between June 30, 2007 and February 25, 2008, Mr. Melnyk provided us with consulting services, and continued to serve as President of Biovail Laboratories International SRL ("BLS"), a subsidiary of Biovail Corporation, and as a director of BLS and as a director and officer of BLS's parent company — Biovail Holdings International SRL ("BHS"). Effective June 30, 2007, Mr. Melnyk resigned from all other director and officer roles relating to subsidiaries of Biovail Corporation.

  Effective February 25, 2008, Mr. Melnyk resigned from his director and officer positions at BLS and BHS, and, as a result, he is no longer affiliated with our company in any management capacity.

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  Effective June 30, 2007, Dr. Douglas Squires, our Chief Executive Officer ("CEO"), was appointed Interim Chairman, and William (Bill) Wells was appointed Chairman of the Compensation, Nominating and Corporate Governance Committee of the Board of Directors and Lead Director.

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  Effective December 7, 2007, Lloyd M. Segal, CEO of Thallion Pharmaceuticals Inc., was appointed to the Board of Directors.

  •
  Effective February 25, 2008, Sheldon Plener resigned from the Board of Directors.

CHANGES IN EXECUTIVE MANAGEMENT

        Effective July 6, 2007, Gilbert Godin was appointed Executive Vice-President, Chief Operating Officer ("COO"). In his capacity as COO, Mr. Godin oversees our company's operational functions, product-development services, manufacturing and contract-development services, as well as business-development services. Mr. Godin joined our company in April 2006 as Senior Vice-President, Technical Operations/Drug Delivery.

        Dr. Peter Silverstone has tendered his resignation as Senior Vice-President, Medical and Scientific Affairs, which will be effective April 4, 2008.

RECENT DEVELOPMENTS

Investigation of P.L.A.C.E. Program

        In July 2003, we received a subpoena from the USAO for the district of Massachusetts requesting information related to the promotional and marketing activities surrounding the commercial launch of Cardizem® LA. In particular, the subpoena sought information relating to the P.L.A.C.E. program. On January 29, 2008, we received a letter from the USAO notifying us that our company is the target of a federal grand jury investigation relating to the P.L.A.C.E. program. The investigation could lead to civil or criminal charges against us. We have cooperated fully with the investigation and will continue to cooperate. The USAO has invited us to provide evidence and arguments bearing on the matter and we intend to do so.

Settlement of U.S. Securities Class Action

        In late 2003 and early 2004, our company and certain current and former officers and directors were named as defendants in a number of securities class actions in the U.S. alleging that the defendants made materially false and misleading statements that inflated the price of our stock between February 7, 2003 and March 2, 2004. On December 11, 2007, we announced that our company and the named individual defendants had entered into an agreement in principle to settle this matter. Under the terms of the agreement, the total settlement amount payable is $138 million, out of which the Court-approved legal fees to the plaintiffs' counsel will be paid. We estimate that our insurance carriers will pay $54.9 million of the settlement amount, and that we will ultimately pay $83.1 million after resolution of all insurance claims. The agreement contains no admission of wrongdoing by our company or any of the named individual defendants, nor did our company or any of the named individual defendants acknowledge any liability or wrongdoing by entering into the agreement. As a result of this settlement, we will avoid the considerable legal costs that we otherwise would have expected to incur to defend this matter.

BVF-033

        On July 19, 2007, we received a Non-Approval Letter from the FDA for our New Drug Application ("NDA") for BVF-033 (bupropion salt) for the treatment of depression. The main issue raised by the FDA in its letter related to the design of the pharmacokinetic studies required to support the NDA. On October 23, 2007, we submitted a Complete Response to the FDA that we believe addresses all the issues raised in its non-approval letter. Our response included new analyses of the data included in the original NDA for BVF-033, but did not include any new clinical data. The FDA has classified our response as a Class 2 response, which is subject to a six-month review period by the FDA. An action date of April 23, 2008 has been set for an FDA response.

        The delay in FDA approval has negatively impacted the commercial opportunity for BVF-033, as our strategy was to convert a portion of the once-daily bupropion market to BVF-033 before the genericization of 150mg Wellbutrin XL® occurred, which could happen commencing May 30, 2008, or potentially sooner upon the occurrence of specified events (as described below under "Wellbutrin XL®").

Wellbutrin XL®

        In December 2006, the FDA granted approval for the first generic versions of Wellbutrin XL®. As a result, Teva launched a generic version of 300mg Wellbutrin XL® product in December 2006, and Watson Pharmaceuticals, Inc. ("Watson") and Anchen Pharmaceuticals, Inc. ("Anchen") each launched its own generic versions in June 2007. The introduction of generic competition resulted in a $208.9 million, or 86%, decline in sales of our 300mg branded product in 2007, compared with 2006.

        However, under the terms of a comprehensive settlement agreement entered into in February 2007 with Teva, Watson, Anchen, and Impax Laboratories, Inc., our sales of 150mg branded product were not materially impacted by generic competition in 2007. Under the terms of that settlement agreement, a generic version of the 150mg strength of Wellbutrin XL® could be launched commencing May 30, 2008, or potentially sooner upon the occurrence of specified events, including an adverse decision of our appeal (heard on September 5, 2007), of the non-infringement summary judgment granted to Anchen on August 1, 2006, and/or when new prescriptions for BVF-033 exceed 35% of new prescription volume for Wellbutrin XL® 150mg.

RESTRUCTURING

        In May 2005, we sold the distribution rights to Cardizem® LA in the U.S. and Puerto Rico, and transferred all of our product rights and certain inventories related to Teveten and Teveten HCT, to Kos. Kos also obtained the rights to distribute a combination product under development comprising Cardizem® LA and Vasotec® (Vasocard™). Concurrent with the Kos transaction, we restructured our commercial operations in the U.S. At that time, we reduced our primary-care and specialty sales forces and related functions by 493 positions (including 186 sales representatives who were offered employment by Kos) and administrative functions by 30 positions. We retained 85 specialty sales representatives to focus on the promotion of Zovirax® Ointment and Zovirax® Cream to specialist practitioners, as well as to provide co-promotion services to other pharmaceutical companies.

        In December 2006, we eliminated our remaining U.S. specialty sales force, and implemented other measures to reduce the operating and infrastructure costs of our U.S. operations, including the abandonment of large-scale manufacturing at our Chantilly, Virginia facility. We reduced our sales force and related functions by 115 positions, and administrative and other functions by 73 positions. These measures were considered necessary to address a lack of product-acquisition, or co-promotion opportunities, available to us on reasonable terms, to fully utilize our sales force. In December 2006, we consequently entered into a five-year exclusive promotional services agreement with Sciele, whereby we will pay Sciele an annual fee to provide detailing and sampling support for Zovirax® Ointment and Zovirax® Cream to U.S. physicians. Sciele is also entitled to additional payments if certain tiered revenue targets are met each calendar year.

        As a result of the preceding restructuring programs, we no longer maintain a direct commercial presence in the U.S. The cost savings associated with the elimination of our sales and marketing activities to support Zovirax®, and the reduction in headcount in our U.S. operations, had a positive impact on our results of operations and cash flows in 2007. However, those savings were partially offset by $17.2 million in compensation we paid Sciele for its promotional services during 2007, which included the aforementioned additional payments due under the agreement as a result of Sciele achieving the highest tier revenue target.

SELECTED ANNUAL INFORMATION

        The following table provides selected financial information for each of the last three years:

	Years Ended December 31
	2007	2006	2005
	($ in 000s, except per share data)
Revenue	$842,818	$1,067,722	$938,343
Income from continuing operations	195,539	215,474	257,015
Net income	195,539	211,626	246,440
Basic and diluted earnings per share
Income from continuing operations	$1.22	$1.35	$1.61
Net income	$1.22	$1.32	1.54

Cash dividends declared per share	$1.50	$1.00	$0.50

Total assets	$1,782,115	$2,192,442	$2,036,820
Long-term obligations	—	410,525	436,058

Revenue

        Total revenue declined $224.9 million, or 21%, to $842.8 million in 2007, compared with $1,067.7 million in 2006. This decline was due mainly to the impact of generic competition on sales of 300mg Wellbutrin XL® product in the U.S., as well as the impact of the tiered supply price for Wellbutrin XL® sales to GSK. In addition, this decline reflected lower revenue from Generic product sales, due mainly to lower prescription volumes and pricing on certain of those products. Those factors were partially offset by higher revenue from Ultram® ER , Zovirax® and Cardizem® LA product sales, reflecting price increases and/or higher prescription volumes.

        Total revenue increased $129.4 million, or 14%, to $1,067.7 million in 2006, compared with $938.3 million in 2005. This increase was due mainly to higher revenue from sales of Wellbutrin XL® to GSK and the added contribution from sales of Ultram® ER to OMI. Those factors were partially offset by lower product sales in Canada, due mainly to the negative impact of generic competition to Tiazac® and Wellbutrin® SR. Product sales were also negatively impacted in 2006 by certain manufacturing issues we experienced related primarily to the production of lower dosage 120mg and 180mg Cardizem® LA products. We resumed full production of Cardizem® LA in early 2007 and subsequently addressed any shortfall in our supply to Kos.

        Changes in foreign currency exchange rates increased total revenue by approximately $5.1 million, or 0.6%, in 2007, compared with 2006, and approximately $5.9 million, or 0.6%, in 2006, compared with 2005. Those positive foreign exchange effects on revenue were due to a strengthening of the Canadian dollar relative to the U.S. dollar in each of 2007 and 2006, compared with the immediately preceding years.

Results of Operations

        Where possible, we manage our exposure to foreign currency exchange rate changes through operational means, mainly by matching our cash flow exposures in foreign currencies. As a result, the positive impact of a stronger Canadian dollar on revenue generated in Canadian dollars, but reported in U.S. dollars, is counteracted by an opposing effect on operating expenses incurred in Canadian dollars. As our Canadian dollar-denominated expenses currently exceed our Canadian dollar-denominated revenue base, the appreciation of the Canadian dollar in 2007 and 2006 had the overall effect of reducing our income from continuing operations and net income as reported in U.S. dollars.

        Our income from continuing operations and net income were also impacted by specific factors that affected the comparability of those results between years. These factors comprise material income or expense items that management believes are not related to our ongoing, underlying business; are not recurring; or are not generally predictable. These factors include, but are not limited to, asset impairment or restructuring charges; charges related to legal settlements or contract resolutions; charges resulting from the early extinguishment of debt; and gains or losses resulting from the disposal of assets. We believe that identifying these factors enhances an analysis of our results of operations when comparing the results of our ongoing, underlying business with those of a previous or subsequent period. In addition, management considers these factors when analyzing operating performance. However, it should be noted that the determination of these factors involves judgment by management.

        In 2007, the following, among other factors, impacted our net income:

  •
  A charge of $95.1 million (net of expected insurance recoveries) related primarily to the settlement of the U.S. securities class action complaint and a potential settlement of the SEC investigation;

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  A charge of $12.5 million related to the early redemption of our Notes;

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  An impairment charge of $9.9 million related to the write-down of product rights associated with Zolpidem ODT and Ultram® ODT, as well as the write-down of certain other product rights and technology assets; and

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  A loss of $8.9 million on the impairment of investments, related primarily to an other-than-temporary decline in the fair value of a portion of our auction rate securities.

        Those factors were partially offset by:

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  A gain of $24.4 million on the disposals of our investments in Ethypharm S.A. ("Ethypharm") and Reliant Pharmaceuticals, Inc. ("Reliant").

        In 2006, the following, among other factors, impacted net income:

  •
  Asset impairments of $147.0 million related to the write-down of Vasotec®, Vaseretic® and Glumetza® trademarks and/or product rights;

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  Contract losses of $54.8 million related to our estimate of the total amount of the payments we expected to make to GSK, as a result of the introduction of generic competition to Wellbutrin XL® in December 2006, and to Kos for its lost profits, due to our failure to supply minimum required quantities of Cardizem® LA;

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  Restructuring costs of $15.1 million mainly related to the December 2006 restructuring program; and

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  Legal settlements of $14.4 million related primarily to our share of a settlement between GSK and Andrx Corporation ("Andrx") in respect of a patent-infringement suit involving Wellbutrin XL®.

        In 2005, the following, among other factors, impacted net income:

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  Asset impairments of $29.2 million mainly related to the write-down of the Teveten and Teveten HCT product rights transferred to Kos;

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  Restructuring costs of $19.8 million related to the May 2005 restructuring program; and

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  A write-off of $4.9 million of Cardizem® LA, Teveten and Teveten HCT inventories that were not purchased by Kos.

        The collective impact of all factors affecting the comparability of our income from continuing operations and net income for each of the last three years, as well as the impact of those factors on basic and diluted earnings per share, are identified in the following table:

	Years Ended December 31
	2007	2006	2005
	($ in 000s, except per share data; Expense (Income))
Legal settlements, net of insurance recoveries	$95,114	$14,400	$—
Gain on disposal of investments	(24,356)	—	—
Loss on early extinguishment of debt	12,463	—	—
Intangible asset impairments, net of gain on disposal	9,910	143,000	25,833
Loss on impairment of investments	8,949	—	3,397
Equity loss	2,528	529	1,160
Contract costs (recovery)	(1,735)	54,800	—
Restructuring costs	668	15,126	19,810
Write-off of inventory	—	—	4,862

Impact on income from continuing operations	103,541	227,855	55,062
Asset impairments of discontinued operation	—	1,084	5,570

Impact on net income	$103,541	$228,939	$60,632

Impact on basic earnings per share
Income from continuing operations	$0.64	$1.42	$0.35
Net income	$0.64	$1.43	$0.38

Impact on diluted earnings per share
Income from continuing operations	$0.64	$1.42	$0.34
Net income	$0.64	$1.43	$0.38

Cash Dividends

        Cash dividends declared per share were $1.50, $1.00 and $0.50 in 2007, 2006 and 2005, respectively. Our current dividend policy contemplates the payment of a quarterly dividend of $0.375 per share, subject to our financial condition and operating results, and the discretion of our Board of Directors. In March 2008, our Board of Directors declared a quarterly cash dividend of $0.375 per share.

Financial Condition

        Effective April 1, 2007, we used $406.8 million of our existing cash resources to redeem all of our outstanding Notes, which included an early redemption premium of $7.9 million paid to the noteholders. At December 31, 2007, we had cash balances of $433.6 million, and we did not have any outstanding borrowings under our $250 million credit facility, or other long-term debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

RESULTS OF OPERATIONS

        We operate our business on the basis of a single reportable segment — pharmaceutical products. This basis reflects how management reviews the business; makes investing and resource allocation decisions; and assesses operating performance.

Revenue

        Our revenue is derived primarily from the following sources:

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  Sales of pharmaceutical products developed and manufactured by us, as well as sales of proprietary and in-licensed products;

  •
  Pharmaceutical clinical research and laboratory testing services, and product development activities in collaboration with third parties; and

  •
  Royalties from the sale of products we developed or acquired, as well as the co-promotion of pharmaceutical products owned by other companies.

        The following table displays the dollar amount of each source of revenue for each of the last three years; the percentage of each source of revenue, compared with total revenue in the respective year; and the percentage changes in the dollar amount of each source of revenue. Percentages may not add due to rounding.

	Years Ended December 31						Percentage Change
	2007		2006		2005
($ in 000s)							2006 to 2007		2005 to 2006
	$	%	$	%	$	%
Product sales	801,046	95	1,021,278	96	887,074	95	(22%	)	15%
Research and development	23,828	3	21,593	2	27,949	3	10%		(23%	)
Royalty and other	17,944	2	24,851	2	23,320	2	(28%	)	7%

	842,818	100	1,067,722	100	938,343	100	(21%	)	14%

Product Sales

        The following table displays product sales by category for each of the last three years; the percentage of each category compared with total product sales in the respective year; and the percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Years Ended December 31						Percentage Change
	2007		2006		2005
($ in 000s)							2006 to 2007		2005 to 2006
	$	%	$	%	$	%
Wellbutrin XL®	212,325	27	450,329	44	354,213	40	(53%	)	27%
Ultram® ER	86,714	11	53,724	5	—	—	61%		NM
Zovirax®	147,120	18	112,388	11	95,858	11	31%		17%
Biovail Pharmaceuticals Canada	61,889	8	68,723	7	99,508	11	(10%	)	(31%	)
Cardizem® LA	69,300	9	56,509	6	62,479	7	23%		(10%	)
Legacy	136,855	17	139,853	14	133,419	15	(2%	)	5%
Generic	86,843	11	141,075	14	135,209	15	(38%	)	4%
Teveten	—	—	(1,323)	—	6,388	1	NM		NM

	801,046	100	1,021,278	100	887,074	100	(22%	)	15%

NM — Not meaningful

Wellbutrin XL®

        The $238.0 million, or 53%, decline in Wellbutrin XL® product sales from 2006 to 2007, compared with the $96.1 million, or 27%, increase from 2005 to 2006, reflected the impact that the introduction of generic competition had on the relative volumes of 300mg product sold to GSK, as well as on the tiered supply price for Wellbutrin XL®. That supply price is reset to the lowest tier at the start of each calendar year, and the net sales-dollar thresholds to achieve the second and third tier supply prices generally increase each year. Due to the impact of generic competition, GSK's net sales of Wellbutrin XL® in 2007 only met the sales-dollar threshold to increase our supply price from the first to second tier in the fourth quarter, while in the second and third quarters of 2006, GSK's net sales exceeded the thresholds to achieve the second and third tier supply prices, respectively. As a result, approximately 40% of the decline in Wellbutrin XL® product sales in 2007 was attributable to the impact of tier pricing, with the balance of the decline due mainly to lower volumes of 300mg product sold to GSK due to generic competition.

        Those adverse effects of lower tier pricing and lower sales volumes in 2007 were partially offset by:

  •
  The positive effect on our supply price — which is determined after taking into consideration estimates for future returns, rebates and chargebacks made by GSK — of a reduction in GSK's 2006 year-end provision for 300mg product returns, due to slower than anticipated generic erosion;

  •
  The positive effect on our supply price of price increases implemented by GSK in December 2006 and July 2007; and

  •
  The inclusion of $3.2 million of Wellbutrin XR® product sold to GSK for the European market.

Ultram® ER

        OMI launched Ultram® ER in the U.S. in February 2006. Ultram® ER product sales increased $33.0 million, or 61%, in 2007, compared with 2006, due to higher prescription volumes, as well as a contractual increase in our supply price to OMI effective January 1, 2007, and the positive effect on our supply price of a price increase implemented by OMI in January 2007. Those factors were partially offset by a reduction in inventory levels of Ultram® ER owned by OMI over the course of 2007.

        In 2006, we recorded a provision of $7.8 million related to a voluntary recall initiated by OMI for certain lots of Ultram® ER tablets due to a tablet printing-related matter. We agreed to replace the recalled product, including lots still in OMI's inventory, and to bear the costs of the recall (which were recorded in selling, general and administrative expenses in 2006).

Zovirax®

        Combined sales of Zovirax® Ointment and Zovirax® Cream increased $34.7 million, or 31%, and $16.5 million, or 17%, in 2007 and 2006, respectively, compared with the immediately preceding years, reflecting price increases we implemented for these products in each of those years. Those price increases more than offset a modest decline in prescription volumes in 2007, compared with each of 2006 and 2005.

BPC Products

        Key BPC products are Tiazac® XC, Tiazac®, Wellbutrin® XL, Wellbutrin® SR, Zyban®, Ralivia™ and Glumetza®, which are sold in Canada. Sales of BPC products declined $6.8 million, or 10%, and $30.8 million, or 31%, in 2007 and 2006, respectively, compared with the immediately preceding years. However, excluding the positive effect on Canadian dollar-denominated revenue of the strengthening of the Canadian dollar relative to the U.S. dollar, BPC product sales declined 15% and 35% in 2007 and 2006, respectively, compared with the immediately preceding years. Those declines were due mainly to declining sales of Tiazac® and Wellbutrin® SR products as a result of generic competition, which more than offset year-over-year increases in sales of our promoted Tiazac® XC and Wellbutrin® XL products in 2007 and 2006.

        Recent changes to BPC's product portfolio include the following:

  •
  In February 2008, the TPD approved Wellbutrin® XL in Canada for the prevention of seasonal major depressive illness;

  •
  In October 2007, we received TPD approval for Glumetza® 1000mg dosage strength, our once-daily, extended-release formulation of metformin for the treatment of type 2 diabetes. BPC launched Glumetza® 1000mg in January 2008 to supplement our currently marketed 500mg dosage strength;

  •
  In August 2007, we received TPD approval for 100mg, 200mg and 300mg strengths of Ralivia™, our once-daily, extended-release formulation of tramadol for the management of pain of moderate severity. BPC began promoting Ralivia™ to Canadian physicians in November 2007; and

  •
  In July 2007, BPC began promoting Tiazac® XC for the treatment of angina following TPD approval for that indication.

Cardizem® LA

        Cardizem® LA product sales included the amortization of deferred revenue associated with the cash consideration received from the sale to Kos of the distribution rights to Cardizem® LA in May 2005. That amortization amounted to $15.1 million in each of 2007 and 2006, and $10.0 million in 2005.

        Our revenue from sales of Cardizem® LA increased $12.8 million, or 23%, in 2007, compared with 2006, and declined $6.0 million, or 10%, in 2006, compared with 2005. The increase in Cardizem LA product sales in 2007 reflected the positive effect on our supply price of price increases implemented by Kos in 2007, which more than offset a decline in prescription volumes. In addition, certain manufacturing issues related primarily to the production of 120mg and 180mg dosage strengths negatively impacted sales in 2006. Following the resumption of full production in early 2007, we recorded higher shipments of those products to Kos as a result of addressing the backorder that existed at the end of 2006. However, as prescription volumes for the 120mg and 180mg dosage strengths have not returned to pre-backorder levels, Kos has consequently lowered its purchase requirements for those products.

Legacy Products

        Our key Legacy products are Ativan®, Cardizem® CD, Isordil®, Tiazac®, Vasotec® and Vaseretic®, which are sold primarily in the U.S. We do not actively promote these products as they have been genericized. Sales of Legacy products declined $3.0 million, or 2%, in 2007, compared with 2006, and increased $6.4 million, or 5%, in 2006, compared with 2005. The decline in Legacy product sales in 2007 was due mainly to lower prescription volumes for Tiazac® (both branded and generic) following the introduction of an additional generic competitor in November 2006. Sales of our other Legacy products (excluding Tiazac®) increased in each of 2007 and 2006, compared with the immediately preceding years, as a result of price increases we implemented for these products in both of those years, which more than offset year-over-year declines in prescription volumes in 2007 and 2006.

Generic Products

        Our key Generic products are bioequivalent versions of Adalat CC, Cardizem® CD, Procardia XL and Voltaren XR. The $54.2 million, or 38%, decline in sales of our Generic products from 2006 to 2007, compared with the increase of $5.9 million, or 4%, from 2005 to 2006, was primarily due to lower prescription volumes and pricing for certain of these products because of increased competition and changes in Teva's customer base, as well as shelf-stock adjustments granted by Teva to its customers to reflect decreases in the selling prices on certain of these products.

Research and Development Revenue

        The $2.2 million, or 10%, increase in research and development revenue from 2006 to 2007, compared with a decline of $6.4 million, or 23%, from 2005 to 2006, reflected changes in the relative volume and pricing of clinical research and laboratory testing services provided to external customers by our contract research operation, as well as the inclusion of $1.9 million received from Kos in 2007 related to development activities completed on Vasocard™.

Royalty and Other Revenue

        Royalty and other revenue declined $6.9 million, or 28%, from 2006 to 2007, compared with an increase of $1.5 million, or 7%, from 2005 to 2006, primarily due to lower royalties from third parties on sales of products we developed or acquired, including Tiazac® and Cardizem®, as well as the elimination of revenue associated with the co-promotion of Ultram® ER and AstraZeneca Pharmaceuticals LP's Zoladex® 3.6mg product in the U.S. We are no longer co-promoting Ultram® ER and Zoladex® as a result of the elimination of our U.S. specialty sales force in December 2006. In addition, we terminated our promotion of Novartis Pharmaceuticals Canada Inc.'s Lescol® products in Canada in August 2007.

Operating Expenses

        The following table displays the dollar amount of each operating expense category for each of the last three years; the percentage of each category compared with total revenue in the respective year; and the percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Years Ended December 31
							Percentage Change
	2007		2006		2005
($ in 000s)							2006 to 2007		2005 to 2006
	$	%	$	%	$	%
Cost of goods sold	223,680	27	211,152	20	201,330	21	6%		5%
Research and development	118,117	14	95,479	9	88,437	9	24%		8%
Selling, general and administrative	161,001	19	238,441	22	227,394	24	(32%	)	5%
Amortization	48,049	6	56,457	5	62,260	7	(15%	)	(9%	)
Legal settlements, net of insurance recoveries	95,114	11	14,400	1	—	—	561%		NM
Intangible asset impairments, net of gain on disposal	9,910	1	143,000	13	25,833	3	(93%	)	454%
Restructuring costs	668	—	15,126	1	19,810	2	(96%	)	(24%	)
Contract costs (recovery)	(1,735)	—	54,800	5	—	—	(103%	)	NM

	654,804	78	828,855	78	625,064	67	(21%	)	33%

NM — Not meaningful

Cost of Goods Sold and Gross Margins

        Cost of goods sold includes manufacturing, packaging, shipping and handling costs for products we produce; the cost of products we purchase from third parties; royalty payments we make to third parties; and lower of cost or market adjustments to inventories.

        Gross margins based on product sales were 72%, 79% and 77% in 2007, 2006 and 2005, respectively.

        The gross margin in 2007, compared with 2006, was unfavourably impacted by the following factors:

  •
  Lower volumes of 300mg Wellbutrin XL® product sold to GSK, net of the reduction in GSK's provision for 300mg product returns;

  •
  Lower supply prices for 150mg and 300mg Wellbutrin XL® product sold to GSK, as a result of not achieving the third tier supply price in 2007, and the later achievement of the second tier supply price in 2007 as compared to 2006;

  •
  The negative impact of lower pricing on Generic product sales;

  •
  The inclusion of amortization expense of $9.1 million related to the $40.7 million deferred charge for payments we made to GSK in consideration for reduced supply prices for Zovirax® products;

  •
  The inclusion of $7.9 million for our one-third share of a royalty expense on sales of 150mg Wellbutrin XL® product following the settlement in February 2007 of the patent-infringement suit between GSK and Andrx;

  •
  Lower absorption of overhead costs due to decreased Wellbutrin XL® production volumes;

  •
  Increases in obsolescence reserves related to inventories of certain of our products that are in excess of anticipated demand; and

  •
  The unfavourable impact of foreign currency exchange rate changes on Canadian dollar-denominated manufacturing expenses.

        Those factors were partially offset by:

  •
  The positive impact of price increases we implemented for Zovirax® and certain Legacy products in 2007;

  •
  The positive effect on our supply prices for Wellbutrin XL®, Ultram® ER and Cardizem® LA of the price increases implemented by our strategic partners in 2007, together with the contractual increase in our supply price for Ultram® ER; and

  •
  Lower levels of rejected lots of Ultram® ER and Cardizem® LA in 2007, as a result of the resolution of manufacturing issues we experienced in 2006.

        The overall gross margin in 2006, compared with 2005, was positively impacted by the following factor:

  •
  Higher volumes of Wellbutrin XL® sold to GSK, as well as the positive impact on our supply price of the price increases implemented by GSK in 2006.

        That factor was partially offset by:

  •
  A write-off to cost of goods sold of $11.4 million of rejected lots of Ultram® ER and Cardizem® LA;

  •
  An increase of $2.7 million in the amortization of the Cardizem® LA intangible asset;

  •
  The product sales provision related to the return of Ultram® ER lots recalled by OMI in 2006; and

  •
  Start-up manufacturing inefficiencies related to Ultram® ER.

Research and Development Expenses

        Expenses related to internal research and development programs include employee compensation costs; overhead and occupancy costs; clinical trial costs; clinical manufacturing and scale-up costs; contract research services; and other third-party development costs. Research and development expenses also include costs associated with providing contract research services to external customers.

        The following table displays the dollar amount of each research and development expense category for each of the last three years; the percentage of each category compared with total revenue in the respective year; and the percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Years Ended December 31						Percentage Change
	2007		2006		2005
($ in 000s)							2006 to 2007		2005 to 2006
	$	%	$	%	$	%
Internal research and development programs	100,610	12	77,795	7	69,420	7	29%		12%
Contract research services provided to external customers	17,507	2	17,684	2	19,017	2	(1%	)	(7%	)

Total research and development expenses	118,117	14	95,479	9	88,437	9	24%		8%

        Internal research and development program expenses increased $22.8 million, or 29%, and $8.4 million, or 12%, in 2007 and 2006, respectively, compared with the immediately preceding years, primarily due to the costs of clinical and scale-up activities for BVF-033 and Phase III safety studies conducted related to the recently terminated BVF-146 program (as described below). As a percentage of total revenue, internal research and development program expenses were 12% in 2007, compared with 7% in each of 2006 and 2005.

        In addition to BVF-033 and BVF-146, our research and development activities in 2007 related to the following programs:

  •
  BVF-012, BVF-045 and BVF-065 for the treatment of depression;

  •
  BVF-058 and BVF-068 for the treatment of other CNS disorders;

  •
  BVF-203 and BVF-239 for the treatment of certain cardiovascular diseases;

  •
  BVF-324 for the treatment of a sexual dysfunction; and

  •
  Other feasibility programs targeting safety and efficacy enhancements to existing therapies.

        We met with the FDA in the Fall of 2007 to discuss the development program for BVF-324 and the FDA raised a number of concerns that make the development path for BVF-324 in the U.S. uncertain. We are evaluating the commercial value and development requirements for BVF-324 in a number of European countries.

        We have terminated the following previously disclosed programs in 2007 and early 2008 due to diminished commercial prospects, or for other reasons:

  •
  BVF-146, a once-daily combination product consisting of tramadol and a non-steroidal anti-inflammatory drug, following a reassessment of the commercial opportunity for this product;

  •
  BVF-087 for the treatment of a CNS disorder;

  •
  BVF-211 and BVF-247 for the treatment of certain cardiovascular diseases; and

  •
  BVF-300 for the treatment of a gastrointestinal condition.

        On December 31, 2007, we entered into an exclusive, 10-year supply agreement with Janssen Pharmaceutica N.V. ("Janssen"), a division of Johnson & Johnson, for the marketing and distribution of our once-daily, extended-release formulation of tramadol in 86 countries in two regions — Central and Eastern Europe/Middle East and Latin America. Janssen affiliates will be responsible for all regulatory filings and the management of the regulatory approvals process.

        Any success in our product-development programs would be reflective of the investments in research and development we make over a number of years. On an ongoing basis, we review and optimize the projects in our development portfolio to reflect changes in the competitive environment and emerging opportunities. Our future level of research and development expenditures will depend on, among other things, the outcome of clinical testing of our products under development; delays or changes in government required testing and approval procedures; technological developments; and strategic marketing decisions.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses include employee compensation costs associated with sales and marketing, finance, legal, information technology, human resources, and other administrative functions; outside legal fees; product promotion expenses; overhead and occupancy costs; and other general and administrative costs.

        Selling, general and administrative expenses declined $77.4 million, or 32%, in 2007, compared with 2006, and increased $11.0 million, or 5%, in 2006, compared with 2005. As a percentage of total revenue, selling, general and administrative expenses were 19%, 22% and 24% in 2007, 2006 and 2005, respectively. Legal costs comprised a significant portion of our selling, general and administrative expenses in each of the last three years. Those costs included amounts related to matters we do not consider to be in the ordinary course of business, such as the S.A.C. complaint (as described in note 23 to the audited consolidated financial statements for the fiscal year ended December 31, 2007); governmental and regulatory inquiries; securities class actions; and defamation claims. As we have settled the U.S. securities class action complaint, we do not expect to incur additional significant legal costs related to this matter. However, we may continue to incur considerable legal costs related to the remaining unresolved matters for an indefinite period, as we cannot predict the outcome or timing of when each of those matters may be resolved.

        The decline in selling, general and administrative expenses in 2007, compared with 2006, was primarily due to:

  •
  Cost savings in 2007 associated with the headcount reduction in our U.S. operations as a result of the December 2006 restructuring program;

  •
  The discontinuance of spending on sales and marketing activities to support Zovirax®, partially offset by the compensation of $17.2 million paid to Sciele for its promotional services;

  •
  Lower net legal costs (after insurance recoveries) related to ongoing litigation and regulatory matters;

  •
  Lower expenses related to Sarbanes-Oxley Act of 2002 compliance, and corporate governance and strategic planning initiatives completed in 2006. The strategic planning initiative culminated with the December 2006 restructuring program;

  •
  Lower stock-based compensation expense due to a reduction in the overall number of stock options granted to employees, together with a lower estimated grant-date fair value for those options, as well as a recovery of compensation expense related to deferred share units ("DSUs") granted to directors due to a decline in the underlying trading price of our common shares; and

  •
  Overall cost containment initiatives.

        Those factors were partially offset by:

  •
  The unfavourable impact of foreign currency exchange rate changes on Canadian dollar-denominated selling, general and administrative expenses.

        The increase in selling, general and administrative expenses in 2006, compared with 2005, was primarily due to:

  •
  Higher legal costs related to ongoing Wellbutrin XL® patent infringement actions, and other litigation and regulatory matters;

  •
  Inclusion of $11.9 million of stock-based compensation for stock options granted to employees, partially offset by a decline in compensation expense related to DSUs due to a decrease in the underlying trading price of our common shares; and

  •
  Incremental spending to support the advertising and promotion of Ultram® ER, and costs associated with processing the Ultram® ER  recall.

        Those factors were partially offset by:

  •
  Cost savings associated with a reduction in headcount in our primary-care and cardiovascular specialty sales forces following the May 2005 restructuring of our U.S. commercial operations; and

  •
  Discontinuance of spending on sales and marketing activities to support Cardizem® LA, Teveten and Teveten HCT following the Kos transaction.

Amortization Expense

        Amortization expense declined $8.4 million, or 15%, and $5.8 million, or 9%, in 2007 and 2006, respectively, compared with the immediately preceding years. The decline in amortization expense in 2007, compared with 2006, reflected reduced amortization related to Vasotec®, Vaseretic® and Glumetza® intangible assets following the write-down of those assets in 2006. The decline in amortization expense in 2006, compared with 2005, reflected the discontinuance of the amortization of the Teveten and Teveten HCT product rights following the Kos transaction, as well as reduced amortization related to the Vasotec® and Vaseretic® intangible assets following the write-down of those assets.

Legal Settlements, Net of Insurance Recoveries

        In 2007, we recorded a net charge of $95.1 million for legal settlements, of which $83.1 million (net of expected insurance recoveries) related to the settlement of the U.S. securities class action complaint, and $10.0 million related to a potential settlement of the SEC investigation.

        In 2006, we recorded a charge of $14.4 million related to the following legal settlements:

  •
  In February 2007, GSK reached a settlement with Andrx related to a patent infringement suit by Andrx in respect to its U.S. patent purportedly covering 150mg Wellbutrin XL® product. GSK agreed to make a one-time payment of $35.0 million to Andrx, while Andrx granted GSK a royalty-bearing license to its patent. Under the terms of the Wellbutrin XL® agreement with GSK, we agreed to reimburse GSK for $11.7 million of the payment to Andrx, which was paid to GSK in 2007, and to pay one-third of the ongoing royalties on sales of 150mg Wellbutrin XL® product, which are recorded in cost of goods sold.

  •
  At December 31, 2006, we accrued $2.7 million for our estimated share of the total consideration to be paid to settle certain California State antitrust claims related to our licensing of generic Adalat CC products. That amount was paid in 2007 after the settlement received final court approval.

Intangible Asset Impairments, Net of Gain on Disposal

        We perform an evaluation of intangible assets for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying value of those assets may not be recoverable. Impairment exists when the carrying amount of an asset is not recoverable based on related undiscounted future cash flows, and its carrying amount exceeds its estimated fair value based on related discounted future cash flows.

        In 2007, during our annual evaluation of intangible assets for impairment, we identified certain product rights and technology assets that were not recoverable due to the absence of any material future cash flows. We determined that the extent to which these assets were anticipated to be used in the foreseeable future had been adversely affected due to changes in market conditions and/or technological advances. The assets identified as impaired included the product rights associated with Zolpidem ODT and Ultram® ODT due to the following events or changes in circumstances:

  •
  In December 2007, we decided not to market Zolpidem ODT for the treatment of insomnia following a negative assessment of its commercial potential due to the genericization of the brand name drug (Ambien) in April 2007; and

  •
  Also in December 2007, OMI notified us of its decision to terminate the Ultram® ODT supply agreement based on market considerations.

        As a result, we recorded an impairment charge of $9.9 million in 2007 to write down the carrying value of the Zolpidem ODT and Ultram® ODT product rights, as well as to write down the other identified product rights and technology assets.

        In 2006, we recorded an impairment charge of $147.0 million as a result of the following events or changes in circumstances:

  •
  In September 2006, we were informed by Kos that it had decided to discontinue its involvement with Vasocard™. We had been developing Vasocard™ as a line extension to our Vasotec® and Vaseretic® product lines. We determined that without Kos's continued involvement Vasocard™ had limited commercial potential, and, as a result, we suspended its development. Our evaluation of the estimated future cash flows associated solely with the existing Vasotec® and Vaseretic® product lines resulted in an impairment charge of $132.0 million to the related trademarks and product rights.

  •
  In October 2006, Depomed was granted a Canadian patent pertaining to Glumetza®. As a result, the prices we set for Glumetza® are subject to regulation by the Patented Medicine Prices Review Board ("PMPRB") in Canada. Since its launch in the Canadian market in November 2005, the sales performance (in terms of prescription volumes) of Glumetza® had been less than originally anticipated due to the competitive pricing and existing formulary listing of immediate-release generic formulations of metformin (the active drug compound in Glumetza®). We revised our sales forecast for Glumetza® to reflect both the possible future pricing concessions that may be required by the PMPRB and the underlying prescription trend since the launch of this product. On the basis of that forecast, our evaluation of the estimated future cash flows associated with the Glumetza® product line resulted in an impairment charge of $15.0 million to the related product right.

        Partially offsetting the impairment charge in 2006 was a $4.0 million gain we recorded on the disposal of four cardiovascular products to Athpharma Limited ("Athpharma"). We originally acquired these products from Athpharma in April 2003. We had expensed the original cost of the acquired products at the date of acquisition.

        In 2005, we recorded an impairment charge of $25.8 million related primarily to the write-down of the carrying value of the Teveten and Teveten HCT product rights that were transferred to Kos.

Restructuring Costs

        In 2007, 2006 and 2005, we incurred restructuring charges of $668,000, $15.1 million and $19.8 million, respectively, which consisted primarily of employee termination benefits, asset impairments, contract termination costs, and professional fees associated with the May 2005 and December 2006 restructuring programs. Restructuring costs incurred in 2007 related primarily to employee retention bonuses and additional contract termination costs associated with the December 2006 restructuring program, which were partially offset by higher than anticipated proceeds from the sale of leased vehicles at auction.

Contract Costs or Recovery

        In 2007, we recorded a recovery of $1.7 million related to the following provisions for contract costs:

  •
  At December 31, 2006, we had accrued a provision of $46.4 million for the estimated amount of a payment we expected to make to GSK as a result of the introduction of generic competition to Wellbutrin XL®. The maximum amount of this payment is reduced by the total dollar amount of Wellbutrin XL® sample supplies purchased by GSK. During 2007, GSK purchased additional sample supplies worth $1.3 million.

  •
  At December 31, 2006, we had accrued a provision of $8.4 million based on our estimate of the payment we were required to make to Kos for its lost profits due to our failure to supply minimum required quantities of Cardizem® LA during 2006. In 2007, we reduced that liability by $400,000 to reflect an agreed upon settlement amount of $8.0 million, which was paid to Kos in July 2007.

        In 2006, we recorded provisions of $46.4 million and $8.4 million for the then estimated amounts that we expected to pay to GSK and Kos, respectively, for the matters described above.

Non-Operating Expenses

Interest Income and Expense

        Interest income was $24.6 million in 2007, compared with $29.2 million and $7.2 million in 2006 and 2005, respectively. The year-over-year changes in interest income reflected the relative amounts of surplus cash available for investment.

        Interest expense was $9.7 million in 2007, compared with $35.2 million and $37.1 million in 2006 and 2005, respectively. Interest expense mainly comprised interest on our Notes prior to their redemption effective April 1, 2007.

Gain or Loss on Investments

        In 2007, we recorded a gain of $24.4 million related to the disposal of the following investments:

  •
  In December 2007, we recorded a gain of $8.6 million on the liquidation of our investment in convertible preferred stock of Reliant following its acquisition by GSK. We received cash consideration of $14.9 million on closing and may be entitled to additional proceeds of up to approximately $700,000 pending the resolution of certain closing conditions. Those additional proceeds were not included in the gain recognized in 2007, and will only be recognized upon receipt.

  •
  In April 2007, we recorded a gain of $15.7 million (net of costs) on the sale to Financière Verdi ("Verdi") of a portion of our investment in common shares of Ethypharm. We received proceeds on disposal of $39.4 million in cash and $5.6 million in convertible bonds of Verdi. We exchanged the remaining portion of our Ethypharm investment for common shares of Verdi, which were measured at $2.3 million based on an allocation of the previous carrying value of our Ethypharm investment, resulting in no gain or loss on the exchange. Our investment in common shares of Verdi represents a 5% equity interest in Verdi, which is being accounted for using the cost method.

        Those gains were partially offset by an impairment charge of $8.9 million in 2007, which was related to an other-than-temporary decline of $6.0 million in the estimated fair value of a portion of our auction rate securities (as described below under "Liquidity and Capital Resources — Auction Rate Securities"), as well as the write-down of the carrying values of certain available-for-sale equity investments to reflect other-than-temporary declines in their quoted market values.

        In 2005, we recorded a loss of $3.4 million related primarily to the write-down of our investment in Reliant to reflect an other-than-temporary decline in its estimated fair value at that time.

Loss on Early Extinguishment of Debt

        In 2007, we recorded a charge of $12.5 million on the early redemption of our Notes, which comprised the premium paid to noteholders of $7.9 million, as well as the net write-off of unamortized deferred financing costs, discount, and fair value adjustment associated with the Notes, which totaled $4.6 million.

Foreign Exchange Gain or Loss

        In 2007, the Canadian dollar traded at a 30-year high relative to the U.S. dollar, which contributed to a foreign exchange gain of $5.5 million recorded in 2007, compared with a foreign exchange loss of $2.4 million in 2006 and a gain of $794,000 in 2005.

Equity Loss

        We recorded equity losses of $2.5 million, $529,000 and $1.2 million in 2007, 2006 and 2005, respectively, related to our investment in Western Life Sciences ("WLS") — a venture fund that invests in early-stage biotechnology companies. We are not committed to make any further capital contributions to WLS.

Income Taxes

        Our effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. We recorded provisions for income taxes of $13.2 million in 2007, compared with $14.5 million and $22.6 million in 2006 and 2005, respectively. Our effective tax rate was affected by the availability of unrecognized tax loss carryforwards that can be used to offset taxable income in Canada and the U.S.

DISCONTINUED OPERATION

        In May 2006, we completed the sale of our Nutravail division. As a result, the following amounts related to Nutravail have been reported as a discontinued operation in our consolidated statements of income and cash flows.

	Years Ended December 31
($ in 000s)
	2007	2006	2005
Revenue	$—	$1,289	$5,532

Loss from discontinued operation before asset impairments	—	(2,764)	(5,005)
Asset impairments	—	(1,084)	(5,570)

Loss from discontinued operation	$—	$(3,848)	$(10,575)

SUMMARY OF QUARTERLY RESULTS

        The following table presents a summary of our quarterly results of operations and cash flows from continuing operations in 2007 and 2006:

	2007				2006
($ in 000s, except per share data)
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenue	$247,005	$203,027	$188,890	$203,896	$222,629	$255,143	$282,302	$307,648
Expenses	148,358	140,567	127,890	237,989	140,894	162,965	336,951	188,045

Operating income (loss)	98,647	62,460	61,000	(34,093)	81,735	92,178	(54,649)	119,603

Income (loss) from continuing operations	93,819	67,824	65,867	(31,971)	72,556	85,005	(60,063)	117,976

Net income (loss)	93,819	67,824	65,867	(31,971)	68,436	85,277	(60,063)	117,976

Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$0.58	$0.42	$0.41	$(0.20)	$0.45	$0.53	$(0.37)	$0.74
Net income (loss)	$0.58	$0.42	$0.41	$(0.20)	$0.43	$0.53	$(0.37)	$0.74

Net cash provided by continuing operating activities	$119,828	$98,277	$43,415	$79,333	$94,692	$110,806	$81,382	$235,637

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Results for the Fourth Quarter

Revenue

        Total revenue declined $103.8 million, or 34%, to $203.9 million in the fourth quarter of 2007, compared with $307.6 million in the corresponding period of 2006, primarily due to:

  •
  A decline in Wellbutrin XL® product sales of $103.7 million, or 70%, to $44.4 million in the fourth quarter of 2007, compared with $148.1 million in the fourth quarter of 2006. Approximately one-third of that decline was the result of lower volumes of 300mg product sold to GSK due to generic competition, and approximately two-thirds of that decline was attributable to the impact of tiered pricing, as sales to GSK were at the first and second tier supply prices in the fourth quarter of 2007, while sales in fourth quarter of 2006 were mainly at the third and highest tier supply price; and

  •
  A decline in Generic product sales of $21.6 million, as a result of lower prescription volumes and pricing in the fourth quarter of 2007.

        Those factors were partially offset by:

  •
  An aggregate $19.3 million increase in Zovirax® and Legacy product sales, due to price increases implemented in 2007, as well as the timing of purchases by our wholesale customers, which resulted in higher shipments and wholesaler inventory levels at 2007 year-end.

Results of Operations

        Net income declined $150.0 million to a net loss of $32.0 million in the fourth quarter of 2007, compared with net income of $118.0 million in the corresponding period of 2006, primarily due to:

  •
  A decline in gross profit on product sales of $114.7 million, or 47%, to $131.7 million in the fourth quarter of 2007, compared with $246.4 million in the fourth quarter of 2006, due mainly to lower Wellbutrin XL® and Generic product sales, partially offset by higher sales of Zovirax® and Legacy products; and

  •
  An increase in legal settlements of $78.7 million related primarily to the settlement of the U.S. securities class action complaint and the potential settlement of the SEC investigation.

        Those factors were partially offset by:

  •
  A decrease in selling, general and administrative expenses of $33.6 million, due mainly to lower sales force and marketing costs as a result of the December 2006 restructuring program; lower net legal costs (after insurance recoveries); lower corporate expenses; and lower compensation expense related to DSUs; and

  •
  A decrease of $15.2 million in costs related to restructuring activities.

Cash Flows

        Net cash provided by continuing operating activities declined $156.3 million, or 66%, to $79.3 million in the fourth quarter of 2007, compared with $235.6 million in the corresponding period of 2006, primarily due to:

  •
  A decrease of $93.7 million related to the change in accounts receivable, due to the timing of purchases by wholesale customers, which resulted in higher shipments in the fourth quarter of 2007, compared with higher collections from GSK in the fourth quarter of 2006 related to Wellbutrin XL® product sales; and

  •
  A $57.3 decrease related to income from operations before changes in operating assets and liabilities, due mainly to lower gross profit on product sales, partially offset by lower sales force and marketing costs; lower restructuring costs; and lower net legal costs (after insurance recoveries).

FINANCIAL CONDITION

        The following table presents a summary of our financial condition at December 31, 2007 and 2006:

	At December 31
	2007	2006
	($ in 000s)
Working capital(1)	$339,439	$647,337
Long-lived assets(2)	1,005,147	1,072,699
Long-term obligations (including current portion)	—	410,525
Shareholders' equity	1,297,819	1,302,257

(1)
Total current assets less total current liabilities.

(2)
Property, plant and equipment; goodwill; intangible and other assets.

Working Capital

        Working capital declined $307.9 million, or 48%, to $339.4 million at December 31, 2007, compared with $647.3 million at December 31, 2006, primarily due to:

  •
  A net decrease in cash and cash equivalents of $400.9 million, due mainly to:

  •
  The redemption of our Notes for $406.8 million;

  •
  Dividend payments of $321.5 million;

  •
  Capital expenditures of $35.1 million; and

  •
  Additions to marketable securities of $34.5 million.

    Which were in excess of:

    •
    Operating cash flows of $340.9 million; and

    •
    Net cash proceeds of $52.7 million on the disposal of our investments in Ethypharm and Reliant;

  •
  An increase in accrued legal settlements of $133.6 million, related primarily to the settlement of the U.S. securities class action complaint and the potential settlement of the SEC investigation, partially offset by payments made related to legal settlements provided for in 2006; and

  •
  A decrease in accounts receivable of $18.1 million, due mainly to the decline in Wellbutrin XL® product sales.

        Those factors were partially offset by:

  •
  A decrease in declared but unpaid dividends of $80.2 million;

  •
  An increase in insurance recoveries receivable of $62.9 million, related primarily to the settlement of the U.S. securities class action complaint;

  •
  A reclassification of $31.4 million in respect of uncertain tax positions from current to non-current income tax payable;

  •
  A decrease in accrued liabilities of $26.9 million, due mainly to the settlement of restructuring costs, and the elimination of interest payable on our Notes;

  •
  A decrease in the current portion of deferred revenue of $12.8 million, related primarily to the portion of the $60 million Ultram® ER supply prepayment received from OMI in 2005 that was amortized in 2007;

  •
  The final payment of $11.3 million to GSK with respect to the Zovirax® obligation; and

  •
  A decrease of $9.7 million in accrued contract costs, related primarily to the settlement of the lost profits claim by Kos.

Long-Lived Assets

        Long-lived assets declined $67.6 million to $1,005.1 million at December 31, 2007, compared with $1,072.7 million at December 31, 2006, primarily due to:

  •
  The depreciation of plant and equipment of $27.6 million and the amortization of intangible and other assets of $73.3 million; and

  •
  An impairment charge of $9.9 million related to the write-down of the Zolpidem ODT and Ultram® ODT product rights, as well as the write-down of certain other product rights and technology assets.

        Those factors were partially offset by:

  •
  Additions to property, plant and equipment of $35.1 million, which included expenditures related to the expansion of our Mississauga, Ontario corporate office and upgrades to our Dorado, Puerto Rico manufacturing facility; and

  •
  The impact of foreign exchange rate changes on the reported value in U.S. dollars of property, plant and equipment located in Canada.

Long-Term Obligations

        In April 2007, we redeemed the entire $398.9 million outstanding principal amount of our Notes (and wrote-off the associated unamortized discount and fair value adjustment that were included in the Notes' carrying value), and we made the final payment of $11.3 million to GSK in consideration for the reduced Zovirax® supply prices. As a result, we had no long-term obligations at December 31, 2007.

Shareholders' Equity

        Shareholders' equity declined $4.4 million to $1,297.8 million at December 31, 2007, compared with $1,302.3 million at December 31, 2006, primarily due to:

  •
  Dividends declared of $241.3 million.

        That factor was partially offset by:

  •
  Net income of $195.5 million (including $10.6 million of stock-based compensation recorded in additional paid-in capital);

  •
  A foreign currency translation adjustment of $21.4 million to other comprehensive income, due mainly to the impact of the strengthening of the Canadian dollar relative to the U.S. dollar, which increased the reported value of our Canadian dollar-denominated net assets; and

  •
  Proceeds of $11.2 million on the issuance of common shares on the exercise of stock options.

CASH FLOWS

        Our primary source of cash is the collection of accounts receivable related to product sales. Our primary uses of cash include dividend payments; salaries and benefits; inventory purchases; research and development programs; sales and marketing activities; capital expenditures; and, in 2007, loan repayments associated with our Notes. The following table displays cash flow information for each of the last three years:

	Years Ended December 31
	2007	2006	2005
	($ in 000s)
Net cash provided by continuing operating activities	$340,853	$522,517	$501,879
Net cash provided by (used in) continuing investing activities	(15,045)	(40,447)	31,825
Net cash used in continuing financing activities	(728,650)	(92,256)	(119,095)
Net cash used in discontinued operation	—	(558)	(3,817)
Effect of exchange rate changes on cash and cash equivalents	1,943	(5)	173

Net increase (decrease) in cash and cash equivalents	(400,899)	389,251	410,965
Cash and cash equivalents, beginning of year	834,540	445,289	34,324

Cash and cash equivalents, end of year	$433,641	$834,540	$445,289

Operating Activities

        Net cash provided by continuing operating activities declined $181.7 million, or 35%, to $340.9 million in 2007, compared with $522.5 million in 2006, primarily due to:

  •
  A decrease of $156.0 million related to income from operations before changes in operating assets and liabilities, due mainly to lower gross profit on product sales, and higher research and development expenses. Those factors were partially offset by lower sales force and marketing costs; lower restructuring costs; lower net legal costs (after insurance recoveries); and reduced interest expense; and

  •
  A decrease of $40.2 million related to the change in accrued liabilities, due mainly to the settlement of restructuring costs, and the elimination of interest payable on our Notes.

        Those factors were partially offset by:

  •
  An increase of $13.4 million related to the change in accounts receivable, due mainly to the decline in Wellbutrin XL® product sales in 2007.

        Net cash provided by continuing operating activities increased $20.6 million, or 4%, to $522.5 million in 2006, compared with $501.9 million in 2005, primarily due to:

  •
  An increase of $157.5 million related to income from operations before changes in operating assets and liabilities, due mainly to higher gross profit on product sales; lower sales force and marketing costs; and higher interest income. Those factors were partially offset by higher legal costs; and

  •
  An increase of $8.1 million related to the change in accrued liabilities, due mainly to unpaid restructuring costs.

        Those factors were partially offset by:

  •
  A decrease of $90.3 million related to the change in deferred revenue, due mainly to the receipt of the $60 million supply prepayment from OMI in 2005, and the portion of that prepayment and the deferred proceeds from the Kos transaction that were amortized in 2006;

  •
  A decrease of $35.7 million related to the change in inventories and accounts payable, due mainly to the timing of inventory purchases and payments;

  •
  A decrease of $9.4 million related to the change in income taxes payable; and

  •
  A decrease of $8.1 million related to the timing of collection of accounts receivable.

Investing Activities

        Net cash used in continuing investing activities declined $25.4 million to $15.0 million in 2007, compared with $40.4 million in 2006, primarily due to:

  •
  Net cash proceeds of $52.7 million on the disposal of our investments in Ethypharm and Reliant in 2007; and

  •
  A decrease in capital expenditures of $9.7 million, primarily as a result of the completion of an expansion of our Steinbach, Manitoba manufacturing facility in 2006.

        Those factors were partially offset by:

  •
  An increase of $31.3 million in additions to marketable securities, including $26.8 million of auction rate securities.

        Net cash used in continuing investing activities increased $72.3 million to net cash used of $40.4 million in 2006, compared with net cash provided of $31.8 million in 2005, primarily due to:

  •
  A decrease of $94.1 million in proceeds from the disposal of intangible assets, mainly related to consideration received in connection with the Kos transaction in 2005.

        That factor was partially offset by:

  •
  A decrease of $26.0 million in payments to acquire intangible assets, related primarily to the addition of the Glumetza® product right in 2005.

Financing Activities

        Net cash used in continuing financing activities increased $636.4 million to $728.7 million in 2007, compared with $92.3 million in 2006, primarily due to:

  •
  Principal and premium payments of $406.8 million to redeem our Notes in 2007; and

  •
  An increase in dividends paid of $241.5 million in 2007.

        Those factors were partially offset by:

  •
  A decrease of $14.0 million in repayments of other long-term obligations, related primarily to the final payments for Vasotec® and Vaseretic® in 2006.

        Net cash used in continuing financing activities declined $26.8 million to $92.3 million in 2006, compared with $119.1 million in 2005, primarily due to:

  •
  An increase of $12.6 million in proceeds from the issuance of common shares; and

  •
  A decrease of $10.4 million in repayments of other long-term obligations, related primarily to the final payment for Ativan® and Isordil® in 2005.

LIQUIDITY AND CAPITAL RESOURCES

        The following table displays our net financial asset position at December 31, 2007 and 2006:

	At December 31
	2007	2006
	($ in 000s)
Financial assets
Cash and cash equivalents	$433,641	$834,540
Marketable securities	28,312	5,677

Total financial assets	461,953	840,217

Debt
Senior Subordinated Notes	—	399,379
Zovirax® obligation	—	11,146

Total debt	—	410,525

Net financial assets	$461,953	$429,692

General

        We believe that our existing cash resources, together with cash expected to be generated by operations and funds available under our $250 million credit facility, will be sufficient to cover our operational and capital expenditure requirements; support our current dividend policy; and meet our working capital needs, for at least the next 12 months, based on our current expectations. We anticipate total capital expenditures of approximately $50 million to $55 million in 2008. Major projects include the completion of the expansion of our corporate office and ongoing upgrades of our manufacturing facilities in Canada and Puerto Rico.

        We cannot, however, predict the amount or timing of our need for additional funds under various circumstances, such as a significant future acquisition; new product development projects; changes to our capital structure; or other factors that may require us to raise additional funds through borrowings, or the issuance of debt or equity securities. In addition, certain contingent events, such as the resolution of certain legal proceedings (as described in note 23 to the audited consolidated financial statements for the fiscal year ended December 31, 2007), if realized, could have a material adverse impact on our liquidity and capital resources.

Cash and Cash Equivalents

        Our cash and cash equivalents are held in cash operating accounts, or are invested in securities such as treasury bills, money market funds, term deposits, or commercial paper with a minimum investment-grade credit rating of "A1/P1".

Auction Rate Securities

        Our marketable securities portfolio currently includes $26.8 million of principal invested in nine individual auction rate securities. These securities have long-term maturities for which the interest rates are reset through a dutch auction typically each month. Those auctions historically have provided a liquid market for these securities. These securities represent interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations, and other structured credits, including corporate bonds. Some of the underlying collateral for these securities consists of sub-prime mortgages.

        With the liquidity issues experienced in global credit and capital markets, these securities have experienced multiple failed auctions as the amount of auction rates securities submitted for sale has exceeded the amount of purchase orders. Our auction rate securities all had "Aaa/AAA" credit ratings at the time of purchase. In the fourth quarter of 2007, two of these securities with an aggregate principal amount of $6.0 million were downgraded to "A3/AAA" and placed on credit watch with negative implications, and one other of these securities with a principal amount of $3.0 million was downgraded to "A2/AAA" with negative implications. All of our auction rate securities retained at least one "AAA" rating at December 31, 2007. Subsequent to December 31, 2007, the two securities rated "A3/AAA" and the one security rated "A2/AAA" were further downgraded to "A3/CCC" and "A2/CC", respectively, with negative implications. One of our other auction rate securities with a rating of "Aaa/AAA" and a principal amount of $2.8 million has been placed on credit watch. Our remaining auction rate securities have retained their initial credit ratings of "Aaa/AAA".

        The estimated fair value of our auction rate securities at December 31, 2007 was $18.0 million, which reflected an $8.8 million write-down to the cost basis of $26.8 million. Although these securities continue to pay interest according to their stated terms, based on our analysis of other-than-temporary impairment factors, we have recorded an impairment charge of $6.0 million at December 31, 2007, reflecting the portion of our auction rate securities that we have concluded has an other-than-temporary decline in estimated fair value. That charge does not have a material impact on our liquidity. In addition, we recorded an unrealized loss of $2.8 million in other comprehensive income, reflecting adjustments to our auction rate securities that we have concluded have a temporary decline in estimated fair value.

        Due to the lack observable market quotes for these securities, we utilized valuation models in order to estimate the fair value of our auction rate securities at December 31, 2007, including models that consider the expected cash flow streams, and collateral values as reported in the Trustee Reports for the respective securities, which include adjustments for defaulted securities and further adjustments for purposes of collateralization tests as outlined in Trust Indentures. The key assumptions used in those models relate to the timing of cash flows, discount rates, estimated amount of recovery, and probabilities assigned to various liquidation scenarios. The valuation of our auction rate securities is subject to uncertainties that are difficult to predict. Factors that may impact our valuation include changes to the credit ratings of these securities, the underlying assets supporting these securities, the rates of default of the underlying assets, the underlying collateral value, and overall market liquidity.

        The credit and capital markets have continued to deteriorate in 2008. If uncertainties in these markets continue, or these markets deteriorate further, or we experience any additional ratings downgrades on our auction rate securities, we may incur additional impairments to these securities, which could have a material impact on our results of operations, financial condition and cash flows. We have discontinued additional investments in auction rate securities.

Debt Capacity

        We currently do not have any outstanding borrowings under our $250 million credit facility. In June 2007, we received lender consent, pursuant to our request under the annual extension option, to extend the maturity date of this facility for an additional year to June 2010. This facility may be used for general corporate purposes, including acquisitions, and includes an accordion feature, which allows it to be increased up to $400 million. At December 31, 2007, we were in compliance with all financial and non-financial covenants associated with this facility.

Credit Ratings

        Our current corporate credit ratings from Standard & Poor's ("S&P") are as follows:

Rating
Overall	BB
Credit facility	BBB-
Outlook	Stable

        In December 2007, S&P lowered its corporate rating on our company from "BB+" to "BB", citing a weakening business profile. At the same time, S&P affirmed the "BBB-" senior secured debt rating on our credit facility.

        In October 2007, Moody's Investors Service ("Moody's") withdrew its previous corporate family rating and probability of default rating on our company citing Moody's business reasons since, following the redemption of our Notes, we have no rated debt outstanding.

CONTRACTUAL OBLIGATIONS

        The following table summarizes our contractual obligations at December 31, 2007:

	Payments Due by Period
	Total	2008	2009 and 2010	2011 and 2012	Thereafter
	($ in 000s)
Operating lease obligations	29,687	6,022	8,649	7,149	7,867
Purchase obligations(1)	88,865	46,472	27,137	14,014	1,242

Total contractual obligations	$118,552	$52,494	$35,786	$21,163	$9,109

(1)
Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and include obligations for minimum inventory and capital expenditures, and outsourced information technology, product promotion, and clinical research services.

        The above table does not reflect any milestone payments in connection with research and development arrangements with third parties. These payments are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. These arrangements generally permit us to unilaterally terminate development of the products, which would allow us to avoid making the contingent payments. From a business perspective, however, we view these payments favourably as they signify that the products are moving successfully through the development phase toward commercialization. In addition, under certain arrangements, we may have to make royalty payments based on a percentage of future sales of the products in the event regulatory approval for marketing is obtained. In connection with research and development agreements for BVF-068, BVF-203 and BVF-324, we may be required to make potential milestone payments of up to $16.5 million in the aggregate, as well as royalty payments based on a percentage of future sales of the products in the event regulatory approval is obtained.

        The above table also does not reflect any amounts related to additional payments that Sciele may be entitled to if certain tiered revenue targets are met each calendar year, due to the contingent nature of those payments.

OFF-BALANCE SHEET ARRANGEMENTS

        In the normal course of business, we enter into agreements that include indemnification provisions for product liability and other matters. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These provisions are generally subject to maximum amounts, specified claim periods, and other conditions and limits. Other than the settlement of the lost profits claim by Kos, we did not pay or accrue any material amounts under these provisions in 2007.

OUTSTANDING SHARE DATA

        Our common shares are listed on the Toronto Stock Exchange and New York Stock Exchange.

        At March 12, 2008, we had 161,023,729 issued and outstanding common shares, as well as 4,761,655 stock options and 125,000 restricted share units ("RSUs") outstanding.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations, and equity market prices on long-term investments. We have used derivative financial instruments from time to time as a risk management tool and not for trading or speculative purposes.

Inflation; Seasonality

        Our results of operations have not been materially impacted by inflation or seasonality.

Foreign Currency Risk

        We operate internationally, but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are denominated in Canadian dollars or euros. We also face foreign currency exposure on the translation of our operations in Canada and Ireland from their local currencies to the U.S. dollar. Where possible, we manage foreign currency risk by managing same currency assets in relation to same currency liabilities, and same currency revenue in relation to same currency expenses. As a result, both favourable and unfavourable foreign currency impacts to our non-U.S. dollar-denominated operating expenses are mitigated to a certain extent by the natural, opposite impact on our non-U.S. dollar-denominated revenue. At December 31, 2007, the effect of a hypothetical 10% immediate and adverse change in foreign currency exchange rates (relative to the U.S. dollar) on our foreign currency-denominated cash, cash equivalent, accounts receivable, accounts payable, and intercompany balances would not have a material impact on our net income. Currently, we do not utilize forward contracts to hedge against foreign currency risk.

        The redemption of our Notes resulted in a Canadian dollar foreign exchange gain for Canadian income tax purposes of approximately $173.5 million (as converted to U.S. dollars at the December 31, 2007 rate of exchange). One-half of this foreign exchange gain is included in our Canadian taxable income for 2007, which resulted in a corresponding reduction in our available Canadian operating losses, Scientific Research and Experimental Development ("SR&ED") pool and/or investment tax credit ("ITC") carryforward balances (with an offsetting reduction to the valuation allowance provided against those balances). However, the redemption of our Notes did not result in a foreign exchange gain being recognized in our consolidated financial statements, as these statements are prepared in U.S. dollars.

Interest Rate Risk

        The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal, and, accordingly, we generally invest in investment-grade debt securities with varying maturities, but typically less than 90 days. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk, and, as a result, a hypothetical 10% immediate and adverse change in interest rates would not have a material impact on the realized value of these investments.

        We are also exposed to interest rate risk on our auction rate securities. Interest rates on these securities are typically reset every month; however, following the failure to complete successful auctions and reset of the interest rates, interest on these securities is being calculated and paid based on prescribed spreads to LIBOR. As we are guaranteed a fixed spread to market interest rates, our interest rate risk exposure is minimal, and, as a result, a hypothetical 10% immediate and adverse change in interest rates would not have a material impact on the fair value of these securities.

        We do not currently have any long-term debt, nor do we currently utilize interest rate swap contracts to hedge against interest rate risk.

Investment Risk

        We are exposed to investment risks primarily on our cost-method and available-for-sale equity investments. The fair values of these investments are subject to significant fluctuations due to stock market volatility; changes in general economic conditions; and/or changes in the financial condition of each investee. We regularly review the carrying values of our investments and record losses whenever events and circumstances indicate that there have been other-than-temporary declines in their fair values. At December 31, 2007, a hypothetical 10% immediate and adverse change in the quoted market prices of our available-for-sale equity investments would not have a material impact on the fair value of those investments.

        We are also exposed to investment risks on our auction rate securities due to the current market liquidity issues (as described above under "Liquidity and Capital Resources — Auction Rate Securities").

RELATED PARTY TRANSACTIONS

        In 2006, we contracted with Global IQ, a clinical research organization, for a long-term safety study on BVF-146 (which was subsequently terminated). Prior to April 2007, during which time Dr. Silverstone, our Senior Vice-President, Medical and Scientific Affairs, retained an interest in Global IQ, we were invoiced $1.2 million in 2006 and $581,000 in 2007 by Global IQ for this study (excluding investigator and other pass-through costs). Dr. Silverstone has indicated to us that he disposed of his interest in Global IQ in April 2007.

        In March and April 2007, we received a total amount of $734,000 in full settlement of the principal and accrued interest on a relocation assistance loan granted to a former executive officer in March 2001.

        In 2006, Mr. Melnyk reimbursed us $420,000 for expenses incurred in connection with the analysis of a potential investment in a company that Mr. Melnyk decided to pursue personally following a determination by our Board of Directors that the investment opportunity was not, and would not in future be, of interest to us.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our consolidated financial statements, and which require management's most subjective and complex judgments due to the need to select policies from among alternatives available, and to make estimates about matters that are inherently uncertain. We base our estimates on historical experience and other factors that we believe to be reasonable under the circumstances. Under certain product manufacturing and supply agreements, we rely on estimates for future returns, rebates and chargebacks made by our strategic partners. On an ongoing basis, we review our estimates to ensure that these estimates appropriately reflect changes in our business and new information as it becomes available. If historical experience and other factors we use to make these estimates do not reasonably reflect future activity, our results of operations and financial position could be materially impacted.

        Our critical accounting policies and estimates relate to the following:

  •
  Revenue recognition;

  •
  Useful lives and impairment of intangible assets;

  •
  Contingencies;

  •
  Income taxes; and

  •
  Stock-based compensation.

Revenue Recognition

        We recognize product sales revenue when title has transferred to the customer and the customer has assumed the risks and rewards of ownership. Revenue from product sales is recognized net of provisions for estimated cash discounts, allowances, returns, rebates and chargebacks, as well as distribution fees paid to certain of our wholesale customers. We establish these provisions concurrently with the recognition of product sales revenue.

        Our supply prices to our strategic partners in the U.S. for Wellbutrin XL ®, Ultram® ER, Cardizem® LA, Tiazac® and Generic products are determined after taking into consideration estimates for future returns, rebates and chargebacks provided to us by each partner. We make adjustments as needed to state those estimates on a basis consistent with our revenue recognition policy and our methodology for estimating returns, rebates and chargebacks related to our own direct product sales. Revenue from sales of these products accounted for approximately 55% of our total gross product sales in 2007, compared with 70% and 55% in 2006 and 2005, respectively.

        We continually monitor our product sales provisions and evaluate the estimates used as additional information becomes available. We make adjustments to these provisions periodically to reflect new facts and circumstances that may indicate that historical experience may not be indicative of current and/or future results. We are required to make subjective judgments based primarily on our evaluation of current market conditions and trade inventory levels related to our products. This evaluation may result in an increase or decrease in the experience rate that is applied to current and future sales, or an adjustment related to past sales, or both.

Continuity of Product Sales Provisions

        The following table presents the activity and ending balances for our product sales provisions for each of the last three years.

	Cash Discounts	Allowances	Returns	Rebates and Chargebacks	Distribution Fees	Total
	($ in 000s)
Balance at January 1, 2005	$789	$889	$30,421	$10,201	$1,319	$43,619
Current year provision	6,844	2,549	23,007	24,232	6,276	62,908
Prior year provision	—	—	11,715	(1,766)	—	9,949
Payments or credits	(7,266)	(2,605)	(41,938)	(24,035)	(2,710)	(78,554)

Balance at December 31, 2005	367	833	23,205	8,632	4,885	37,922

Current year provision	5,365	1,427	23,176	16,251	7,411	53,630
Prior year provision	—	—	(3,838)	442	(1,292)	(4,688)
Payments or credits	(5,423)	(1,919)	(17,422)	(18,583)	(8,654)	(52,001)

Balance at December 31, 2006	309	341	25,121	6,742	2,350	34,863

Current year provision	6,304	1,110	13,868	18,969	12,583	52,834
Prior year provision	—	—	(563)	(1,500)	—	(2,063)
Payments or credits	(5,871)	(1,152)	(19,064)	(16,248)	(10,607)	(52,942)

Balance at December 31, 2007	$742	$299	$19,362	$7,963	$4,326	$32,692

Use of Information from External Sources

        We use information from external sources to estimate our product sales provisions. We obtain prescription data for our products from IMS Health, an independent pharmaceutical market research firm. We use this data to identify sales trends based on prescription demand and to estimate inventory requirements. We obtain inventory data directly from our three major U.S. wholesalers, Cardinal Health, Inc. ("Cardinal"), McKesson Corporation ("McKesson") and AmerisourceBergen Corporation ("ABC"), which together accounted for approximately 70% of our direct product sales in the U.S. over the past three years. The inventory data received from these wholesalers excludes inventory held by customers to whom they sell. Third-party data with respect to prescription demand and inventory levels are subject to the inherent limitations of estimates that rely on information from external sources, as this information may itself rely on certain estimates, and reflect other limitations.

        The following table indicates information about the inventories of our products owned by Cardinal, McKesson and ABC at December 31, 2007 (which excludes inventories owned by regional wholesalers, warehousing chains, and indirect customers in the U.S., and inventories owned by wholesalers and retailers in Canada). Our distribution agreements with Cardinal, McKesson and ABC limit the amount of inventory they can own to between 1/2 and 1 1/2 months of supply of our products. The inventory data from those wholesalers is provided to us in the aggregate rather than by specific lot number, which is the level of detail that would be required to determine the original sale date and remaining shelf life of the inventory. However, the inventory reports we receive from those wholesalers include data with respect to inventories on hand with less than 12 months remaining shelf life. As indicated in the following table, those wholesalers owned overall 1.5 months of supply of our products at December 31, 2007, of which only $135,000 had less than 12 months remaining shelf life. Therefore, we believe the collection of lot information would provide limited additional benefit in estimating our product sales provisions.

		At December 31, 2007			At December 31, 2006
	Original Shelf Life (In Months)	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life
	($ in 000s)
Zovirax®	36-48	$15,863	1.5	$93	$4,465	0.5	$88
Cardizem®	36-48	8,437	1.6	12	2,404	0.5	43
Ativan®	24	2,425	1.0	9	1,189	0.6	9
Vasotec® and Vaseretic®	24	1,705	1.2	17	885	0.7	39
Isordil®	36-60	376	2.4	4	255	1.3	1

Total	24-60	$28,806	1.5	$135	$9,198	0.6	$180

Cash Discounts and Allowances

        We offer cash discounts for prompt payment and allowances for volume purchases to customers. Provisions for cash discounts are estimated at the time of sale and recorded as direct reduction to accounts receivable and revenue. Provisions for allowances are recorded in accrued liabilities. We estimate provisions for cash discounts and allowances based on contractual sales terms with customers, an analysis of unpaid invoices, and historical payment experience. Estimated cash discounts and allowances have historically been predictable and less subjective, due to the limited number of assumptions involved, the consistency of historical experience, and the fact that we generally settle these amounts within one month of incurring the liability.

Returns

        Consistent with industry practice, we generally allow customers to return product within a specified period before and after its expiration date. We utilize the following information to estimate our provision for returns:

  •
  Historical return and exchange levels;

  •
  External data with respect to inventory levels in the wholesale distribution channel;

  •
  External data with respect to prescription demand for our products;

  •
  Original shelf lives of our products; and

  •
  Estimated returns liability to be processed by year of sale based on analysis of lot information related to actual historical returns.

        In determining our estimates for returns, we are required to make certain assumptions regarding the timing of the introduction of new products and the potential of these products to capture market share. In addition, we make certain assumptions with respect to the extent and pattern of decline associated with generic competition. To make these assessments we utilize market data for similar products as analogs for our estimations. We use our best judgment to formulate these assumptions based on past experience and information available to us at the time. We continually reassess and make the appropriate changes to our estimates and assumptions as new information becomes available to us.

        The provisions for returns related to sales made in the current year were between 1.5% and 2.5% of gross product sales in each of the last three years. The decline in the returns provision in 2007, compared with 2006, was due mainly to the inclusion of the $7.8 million recall provision for Ultram® ER in 2006. The decline in the returns provision in 2006 (excluding the Ultram® ER recall provision), compared with 2005, reflected the transition to distribution agreements with Cardinal, McKesson and ABC, which limited the amount of inventory each could own, thereby reducing the risk of product expiration and overstocking.

        Our estimate for returns may be impacted by a number of factors, but the principal factor relates to the level of inventory in the distribution channel. When we are aware of an increase in the level of inventory of our products in the distribution channel, we consider the reasons for the increase to determine if the increase may be temporary or other-than-temporary. Increases in inventory levels assessed as temporary will not result in an adjustment to our provision for returns. Other-than-temporary increases in inventory levels, however, may be an indication that future product returns could be higher than originally anticipated, and, as a result, we may need to adjust our estimate for returns. Some of the factors that may suggest that an increase in inventory levels will be temporary include:

  •
  Recently implemented or announced price increases for our products;

  •
  New product launches or expanded indications for our existing products; and

  •
  The timing of purchases around holiday shutdowns.

        Conversely, factors that may suggest that an increase in inventory levels will be other-than-temporary include:

  •
  Declining sales trends based on prescription demand;

  •
  Introduction of new product or generic competition;

  •
  Increasing price competition from generic competitors;

  •
  Recent regulatory approvals to extend the shelf life of our products, which could result in a period of higher returns related to older product with the shorter shelf life; and

  •
  Recent changes to the National Drug Codes ("NDC") of our products, which could result in a period of higher returns related to product with the old NDC, as our customers generally permit only one NDC per product for identification and tracking within their inventory systems.

        We made adjustments to reduce our provision for returns by $563,000 and $3.8 million in 2007 and 2006, respectively, and to increase our provision for returns by $11.7 million in 2005. These adjustments generally related to sales made in preceding years, as the shelf lives of our products are in excess of one year, and customers are not permitted to return product with more than six months of shelf life remaining. The adjustment in 2006 was primarily related to lower-than-anticipated returns of Tiazac® product following its genericization in Canada in January 2006. The adjustment in 2005 was primarily due to our entry into distribution agreements with Cardinal, McKesson and ABC. As a result, we received higher than anticipated returns from these wholesalers, as they reduced their inventories of our products in order to restock their inventories with product with full shelf life, and to minimize inventories of those products that had lower prescription demand. The adjustment in 2005 also included slow-moving 90-tablet bottles of Cardizem® LA, due to lower than anticipated end-customer demand for this particular packaging size.

Rebates and Chargebacks

        We are subject to rebates on sales made under governmental and managed-care pricing programs. The largest of these rebates is associated with sales covered by Medicaid. We participate in state government-managed Medicaid programs, as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating government entities. Medicaid rebates are typically billed up to 180 days after the product is shipped, but can be as much as 270 days after the quarter in which the product is dispensed to the Medicaid participant. As a result, our Medicaid rebate provision includes an estimate of outstanding claims for end-customer sales that occurred but for which the related claim has not been billed, and an estimate for future claims that will be made when inventory in the distribution channel is sold through to plan participants. Our calculation also requires other estimates, such as estimates of sales mix, to determine which sales are subject to rebates and the amount of such rebates. Periodically, we adjust the Medicaid rebate provision based on actual claims paid. Due to the delay in billing, adjustments to actual claims paid may incorporate revisions of that provision for several periods.

        Chargebacks relate to our contractual agreements to sell products to group purchasing organizations and other indirect customers at contractual prices that are lower than the list prices we charge wholesalers. When these group purchasing organizations or other indirect customers purchase our products through wholesalers at these reduced prices, the wholesaler charges us for the difference between the prices they paid us and the prices at which they sold the products to the indirect customers.

        In estimating our provisions for rebates and chargebacks, we consider relevant statutes with respect to governmental pricing programs and contractual sales terms with managed-care providers and group purchasing organizations. We estimate the amount of our product sales subject to these programs based on historical utilization levels. Changes in the level of utilization of our products through private or public benefit plans and group purchasing organizations will affect the amount of rebates and chargebacks that we owe. We continually update these factors based on new contractual or statutory requirements, and significant changes in sales trends that may impact the percentage of our products subject to rebates or chargebacks.

        The provisions for rebates and chargebacks related to sales made in the current year were between 1.5% and 2.5% of gross product sales in each of the last three years. Our estimate for rebates and chargebacks may be impacted by a number of factors, but the principal factor relates to the level of inventory in the distribution channel. If the level of inventory of our products in the distribution channel increased or decreased by a one-month supply, our provision for rebates and chargebacks would increase or decrease by approximately $1 million.

        We do not process or track actual rebate payments or credits by period in which the original sale was made, as the necessary lot information is not required to be provided to us by the private or public benefit providers. Accordingly, we generally assume that adjustments made to rebate provisions relate to sales made in the prior years due to the delay in billing. However, we assume that adjustments made to chargebacks are generally related to sales made in the current year as we settle these amounts within a few months of original sale. The adjustments made to the provision for rebates and chargebacks have not been significant in the past three years, and generally resulted from other-than-expected Medicaid utilization of our products.

Intangible Assets

        Intangible assets are stated at cost, less accumulated amortization generally computed using the straight-line method based on estimated useful lives ranging from seven to 20 years. Useful life is the period over which the intangible asset is expected to contribute directly or indirectly to our future cash flows. We determine the useful lives of intangible assets based on a number of factors, such as legal, regulatory, or contractual provisions that may limit the useful life, and the effects of obsolescence, anticipated demand, existence or absence of competition, and other economic factors on useful life.

        Intangible assets acquired through asset acquisitions or business combinations are initially recorded at fair value based on an allocation of the purchase price. We often engage independent valuation specialists to perform valuations of the assets acquired. We subsequently evaluate intangible assets annually for impairment and more frequently if events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. Our evaluation is based on an assessment of potential indicators of impairment, such as:

  •
  An adverse change in legal factors or in the business climate that could affect the value of an asset. For example, a successful challenge of our patent rights resulting in earlier than expected generic competition;

  •
  An adverse change in the extent or manner in which an asset is used or is expected to be used. For example, a decision not to pursue a product line-extension strategy to enhance existing products due to changes in market conditions and/or technological advances; or

  •
  Current or forecasted operating or cash flow losses that demonstrate continuing losses associated with the use of an asset. For example, the introduction of a competing product that results in a significant loss of market share.

        Impairment exists when the carrying amount of an asset is not recoverable and its carrying amount exceeds its estimated fair value. There are several methods that can be used to determine fair value. For intangible assets, an "income approach" is generally used. This approach starts with a forecast of all of the estimated future cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income approach include the amount and timing of the future cash flows; and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our results of operations. In cases of an impairment review, we will also re-evaluate the remaining useful life of the intangible asset and modify it, as appropriate.

Contingencies

        In the normal course of business, we are subject to loss contingencies, such as claims and assessments arising from litigation and other legal proceedings; contractual indemnities; product and environmental liabilities; and tax matters. We are required to accrue for such loss contingencies if it is probable that the outcome will be unfavourable, and if the amount of the loss can be reasonably estimated. We evaluate our exposure to loss based on the progress of each contingency, experience in similar contingencies and consultation with internal and external legal counsel. We re-evaluate all contingencies as additional information becomes available. Given the uncertainties inherent in complex litigation and other contingencies, these evaluations can involve significant judgment about future events. The ultimate outcome of any litigation or other contingency may be material to our results of operations, financial position and cash flows. For a discussion of our current legal proceedings, see note 23 to the audited consolidated financial statements for the fiscal year ended December 31, 2007.

        We are self-insured for a portion of our product liability coverage. Reserves are established for all reported but unpaid claims and for estimates of incurred but not reported claims. Significant judgment is applied to estimate those reserves, and we engage an independent actuary to conduct an actuarial assessment of our liability. If actual claims are in excess of these estimates, additional reserves may be required, which could have a material impact on our results of operations.

Income Taxes

        We have operations in various countries that have differing tax laws and rates. A significant portion of our revenue and income is earned in a foreign country, which has low domestic tax rates. Our tax structure is supported by current domestic tax laws in the countries in which we operate and the application of tax treaties between the various countries in which we operate. Our income tax reporting is subject to audit by domestic and foreign tax authorities. Our effective tax rate may change from year to year based on changes in the mix of activities and income allocated or earned among the different jurisdictions in which we operate; changes in tax laws in these jurisdictions; changes in tax treaties between various countries in which we operate; changes in our eligibility for benefits under those tax treaties; and changes in the estimated values of deferred tax assets and liabilities. Such changes could result in an increase in the effective tax rate on all or a portion of the income of our company and/or any of our subsidiaries to a rate possibly exceeding the statutory tax rate of Canada or the U.S.

        Our provision for income taxes is based on a number of estimates and assumptions made by management. Our consolidated income tax rate is affected by the amount of income earned in our various operating jurisdictions, the availability of benefits under tax treaties, and the rates of taxes payable in respect of that income. We enter into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. We must therefore make estimates and judgments based on our knowledge and understanding of applicable tax laws and tax treaties, and the application of those tax laws and tax treaties to our business, in determining our consolidated tax provision. For example, certain countries could seek to tax a greater share of income than has been provided for by us. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions we have used in determining our consolidated income tax provisions and accruals. This could result in a material effect on our consolidated income tax provision, results of operations and financial position for the period in which such determinations are made.

        We have recorded a valuation allowance on deferred tax assets primarily relating to operating losses, SR&ED pool, ITC carryforward balances, provisions for legal settlements, and future tax depreciation. We have assumed that these deferred tax assets are more likely than not to remain unrealized. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Changes in the amount of the valuation allowance required could materially increase or decrease our provision for income taxes in a given period.

Stock-Based Compensation

        Effective January 1, 2006, we adopted the fair value-based method for recognizing employee stock-based compensation. Prior to 2006, we did not recognize stock-based compensation expense for stock options granted to employees at fair market value. We use the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions related to the expected life of the option, future stock price volatility, risk-free interest rate, and dividend yield. The expected life of the option is based on historical exercise and forfeiture patterns. Future stock price volatility is based on historical volatility of our common shares over the expected life of the option. The risk-free interest rate is based on the rate at the time of grant for zero-coupon Canadian government bonds with a remaining term equal to the expected life of the option. Dividend yield is based on the option's exercise price and expected annual dividend rate at the time of grant. Changes to any of these assumptions, or the use of a different option-pricing model, such as the lattice model, could produce a different fair value for stock-based compensation expense, which could have a material impact on our results of operations.

        Commencing in 2008, we expect stock-based compensation related to employee stock options to decline significantly, due to our decision to award RSUs, rather than stock options, to most employees under our 2007 Equity Compensation Plan. We will determine the fair value of each RSU granted based on the trading price of our common shares on the date of grant, unless the vesting of the RSU is conditional on the attainment of any applicable performance goals specified by our Board of Directors, in which case we will use a Monte Carlo simulation model. The Monte Carlo simulation model utilizes multiple input variables to estimate the probability that the performance condition will be achieved.

RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Standards

        On January 1, 2007, we adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on the recognition and derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The cumulative effect of the application of the provisions of FIN 48 as of January 1, 2007 resulted in a reclassification of $31.4 million from current income taxes payable to non-current income taxes payable, a $2.2 million decrease in the valuation allowance against the net deferred tax asset, and a corresponding increase in the non-current income taxes payable of $2.2 million. Upon the adoption of FIN 48, we classified uncertain tax positions as non-current income taxes payable unless expected to be paid within one year. The adoption of FIN 48 is more fully described in note 20 to the audited consolidated financial statements for the fiscal year ended December 31, 2007.

Recently Issued Accounting Standards, Not Adopted as of December 31, 2007

        In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value in U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157, as issued, was effective beginning January 1, 2008. In February 2008, however, the FASB agreed to a one-year deferral of the effective date for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value on a nonrecurring basis. We do not expect the adoption of SFAS 157 for financial assets and financial liabilities will have a material effect on our consolidated financial statements, or result in any significant changes to our valuation methodologies or key considerations used in valuations. We are currently evaluating the effect that the adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities will have on our consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), providing companies with an option to report many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Accordingly, we are required to adopt SFAS 159 beginning January 1, 2008. We do not expect to elect the fair value option for any financial assets and financial liabilities that are not currently recorded at fair value.

        In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141R") and SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160"). These standards significantly change the accounting for, and reporting of, business combination transactions and noncontrolling (minority) interests in consolidated financial statements, including requirements to recognize noncontrolling interests at fair value; capitalize in-process research and development assets acquired; and expense acquisition related costs as incurred. SFAS 141R and SFAS 160 are required to be adopted simultaneously and are effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Accordingly, we are required to adopt these standards beginning January 1, 2009. We are currently evaluating the effect that the adoption of SFAS 141R and SFAS 160 will have on our consolidated financial statements.

UNRESOLVED SEC STAFF COMMENTS

        The staff of the SEC has advised us that they have reviewed the 2006 Form 20-F/A. Based on their review of that document, the staff provided comments regarding certain accounting disclosures and methods. On July 16, 2007, we provided our responses to the staff's comments. On August 15, 2007, we provided further clarification to the staff with respect to additional comments that were raised by the staff based on their review of our July 16, 2007 responses. Since August 15, 2007, we have not had any further communication with the staff in relation to this matter. However, based on our communications to date, we have incorporated certain amended disclosures into this MD&A, and our 2007 Form 20-F. The eventual outcome of this matter may result in modifications to the 2006 Form 20-F/A, and/or the incorporation of additional disclosure items into future documents filed with the SEC.

OSC CONTINUOUS DISCLOSURE REVIEW

        On February 5, 2008, we were advised that the OSC's Corporate Finance Branch had recently selected our company for a full review of its continuous disclosure record. On the basis of this review, the OSC staff has raised questions regarding certain accounting disclosures and methods. We are currently in the process of preparing our response to the OSC staff. The eventual outcome of this matter may result in modifications to past filings with the CSA, and/or the incorporation of additional disclosure items into future documents filed with the CSA.

MANAGEMENT'S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

        We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed in filings with the SEC is recorded, processed, summarized, and reported in a timely manner. Based on our evaluation, our management, including the CEO and Chief Financial Officer ("CFO"), has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of December 31, 2007 are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within our company to disclose material information otherwise required to be set forth in our reports.

Internal Control Over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal accounting controls systems are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records are adequate for preparation of financial statements in accordance with GAAP and other financial information.

        Under the supervision and with the participation of management, including the CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that our internal controls over financial reporting were effective as of December 31, 2007.

Changes in Internal Control Over Financial Reporting

        There were no changes in our internal controls over financial reporting identified in connection with the evaluation thereof by our management, including the CEO and CFO, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting, other than as described below.

        During the 2007 first quarter financial close process, an error was discovered in a spreadsheet used to (a) track quantities of Zovirax® products that we may purchase at reduced supply prices from GSK, and (b) calculate amortization expense on a related long-term asset that is being amortized to cost of goods sold. This error caused us to amend our annual report on Form 20-F for the fiscal year ended December 31, 2006, in order to restate our previously issued financial statements. In connection with that restatement, we evaluated the impact of the accounting error on our assessment of internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, as at December 31, 2006. This re-evaluation was conducted in accordance with the provisions of the Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 2.

        Based on the information and facts available during our evaluation, we concluded that the data-input errors occurring within the tracking of quantities of Zovirax® product, and the calculation of amortization of the related long-term asset, represented a material weakness. We also concluded that the failure of subsequent evaluation and analysis performed by local management to detect those errors on a timely basis also represented a material weakness.

        To address the material weaknesses identified, management implemented measures to remediate the control deficiency in the location where the foregoing error occurred. With respect to spreadsheets, these measures included strengthening internal controls around their development and usage, and the review and related analysis of those spreadsheets by local management. These measures were implemented in the second quarter of 2007.

        Management also examined the possibility of incorporating the automation of the spreadsheet-based data into our company's Enterprise Resource Planning ("ERP") application, but determined that the extraction of this information from the ERP application to be an inefficient and cost prohibitive process. Management therefore decided to continue the use of the existing spreadsheet in tracking the quantities of Zovirax® product purchased and the calculation of amortization expense on the related long-term asset. This spreadsheet has been tested to ensure no processing errors exist. Management also provided additional training with respect to the development and testing of spreadsheets to the finance and accounting groups throughout the Company.

        Management has assessed the effectiveness of the foregoing measures as of December 31, 2007, and has concluded that the material weaknesses identified have been effectively remediated.

CANADIAN GAAP SUPPLEMENTAL INFORMATION

        The following supplemental information is provided to summarize the material differences that would have resulted in the MD&A had it been based on consolidated financial statements prepared in accordance with Canadian GAAP. Material differences between U.S. GAAP and Canadian GAAP related to recognition, measurement and presentation, together with a reconciliation of certain items, are explained in note 27 to the audited consolidated financial statements for the fiscal year ended December 31, 2007.

Results of Operations

	Years Ended December 31
	2007	2006	2005
	($ in 000s, except per share data)
Income from continuing operations — U.S. GAAP	$195,539	$215,474	$257,015
Income from continuing operations — Canadian GAAP	154,838	153,131	109,821
Net income — U.S. GAAP	195,539	211,626	246,440
Net income — Canadian GAAP	154,838	149,283	99,246
Basic and diluted earnings per share
Income from continuing operations — U.S. GAAP	$1.22	$1.35	$1.61
Income from continuing operations — Canadian GAAP	$0.96	$0.96	$0.69
Net income — U.S. GAAP	$1.22	$1.32	$1.54
Net income — Canadian GAAP	$0.96	$0.93	$0.62

        In 2007, 2006 and 2005, income from continuing operations and net income under Canadian GAAP would have been $40.7 million, $62.3 million and $147.2 million lower, respectively, than income from continuing operations and net income reported under U.S. GAAP.

        The principal reconciling difference that affects our results of operations under Canadian GAAP relates to the treatment of acquired research and development assets. Under Canadian GAAP, additional amortization expense of $40.1 million, $49.3 million and $98.1 million in 2007, 2006 and 2005, respectively, would have been recognized related to acquired research and development assets that were capitalized at the time of acquisition. In addition, under Canadian GAAP, we recorded impairment charges of $2.4 million, $9.5 million and $45.0 million in 2007, 2006 and 2005, respectively, to write down the carrying value of acquired research and development assets associated with product-development projects that were discontinued. Under U.S. GAAP, those assets were written off at the time of acquisition.

Financial Condition

	At December 31
	2007	2006
	($ in 000s)
Long-lived assets — U.S. GAAP	$1,005,147	$1,072,699
Long-lived assets — Canadian GAAP	1,077,531	1,185,850
Shareholders' equity — U.S. GAAP	1,297,819	1,302,257
Shareholders' equity — Canadian GAAP	1,370,203	1,409,498

Long-Lived Assets

        At December 31, 2007 and 2006, long-lived assets under Canadian GAAP would have been higher by $72.4 million and $113.2 million, respectively, than long-lived assets reported under U.S. GAAP. The principal reconciling difference that affects long-lived assets under Canadian GAAP relates to the unamortized carrying value of capitalized acquired research and development assets. The carrying value of those assets under Canadian GAAP amounted to $69.8 million and $112.3 million at December 31, 2007 and 2006, respectively.

Shareholders' Equity

        At December 31, 2007 and 2006, shareholders' equity under Canadian GAAP would have been higher by $72.4 million and $107.2 million, respectively, than shareholders' equity reported under U.S. GAAP. The principal reconciling difference that affects shareholders' equity under Canadian GAAP relates to the aforementioned unamortized carrying value of capitalized acquired research and development assets.

        At December 31, 2006, an additional reconciling difference that affected shareholders' equity related to the valuation of available-for-sale investments. Prior to January 1, 2007, available-for-sale investments were reported at cost under Canadian GAAP. Effective January 1, 2007, we adopted The Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1506, "Accounting Changes", 1530, "Comprehensive Income" and 3855, "Financial Instruments — Recognition and Measurement", and remeasured those investments at fair value. Under U.S. GAAP, unrealized gains on available-for-sale investments prior to January 1, 2007, were recorded in the accumulated other comprehensive income component of shareholders' equity. At December 31, 2006, the cost of available-for-sale investments under Canadian GAAP would have been lower by $5.8 million than the estimated fair value of those investments reported under U.S. GAAP.

Cash flows

        There were no material differences between our cash flows as reported under U.S. GAAP and our cash flows that would have been reported under Canadian GAAP.

Consolidated Financial Statements
In Accordance with U.S. Generally Accepted Accounting Principles
(expressed in U.S. dollars)

Biovail Corporation

December 31, 2007

REPORT OF MANAGEMENT ON FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Financial Statements

        The Company's management is responsible for preparing the accompanying consolidated financial statements in conformity with United States generally accepted accounting principles ("GAAP"). In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information included throughout this Annual Report is prepared on a basis consistent with that of the accompanying consolidated financial statements.

        Ernst & Young LLP has been engaged by the Company's shareholders to audit the consolidated financial statements.

        The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee. The members of the Audit Committee are outside Directors. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors. Ernst & Young LLP has full and free access to the Audit Committee.

        Management acknowledges its responsibility to provide financial information that is representative of the Company's operations, is consistent and reliable, and is relevant for the informed evaluation of the Company's activities.

Internal Control Over Financial Reporting

        The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal accounting controls systems are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records are adequate for preparation of financial statements in accordance with GAAP and other financial information.

        Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that the Company's internal controls over financial reporting were effective as of December 31, 2007.

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, as stated in their report on page F-4 herein.

DOUGLAS J. P. SQUIRES	KENNETH G. HOWLING
Douglas J. P. Squires Chief Executive Officer	Kenneth G. Howling Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Biovail Corporation

        We have audited the accompanying consolidated balance sheets of Biovail Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule II listed in the Exhibit Index as Exhibit 99.1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Biovail Corporation at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with United States generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, Biovail Corporation changed its method of accounting for share-based payments in accordance with the guidance provided in Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment." Also, as discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, Biovail Corporation adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109".

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Biovail Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2008 expressed an unqualified opinion thereon.

Toronto, Canada, March 12, 2008 [except for note 28, which is as at May 9, 2008]	ERNST & YOUNG LLP Chartered Accountants Licensed Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of

Biovail Corporation

        We have audited Biovail Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Biovail Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, Biovail Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Biovail Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007, and our report dated March 12, 2008, [except for note 28, which is as at May 9, 2008] expressed an unqualified opinion thereon.

Toronto, Canada, March 12, 2008 [except for the reference to note 28 above, which is as at May 9, 2008]	ERNST & YOUNG LLP Chartered Accountants Licensed Public Accountants

Biovail Corporation

CONSOLIDATED BALANCE SHEETS

In accordance with United States Generally Accepted Accounting Principles

(All dollar amounts expressed in thousands of U.S. dollars)

	At December 31
	2007	2006
ASSETS
Current
Cash and cash equivalents	$433,641	$834,540
Marketable securities	3,895	—
Accounts receivable	111,114	129,247
Insurance recoveries receivable	62,942	—
Inventories	80,745	78,781
Prepaid expenses and other current assets	14,680	15,056

	707,017	1,057,624

Marketable securities	24,417	5,677
Long-term investments	24,834	56,442
Property, plant and equipment, net	238,457	211,979
Intangible assets, net	630,514	697,645
Goodwill	100,294	100,294
Deferred tax assets, net of valuation allowance	20,700	—
Other long-term assets, net	35,882	62,781

	$1,782,115	$2,192,442

LIABILITIES
Current
Accounts payable	$50,415	$44,988
Dividends payable	—	80,222
Accrued liabilities	74,363	101,219
Accrued legal settlements	148,000	14,400
Accrued contract costs	45,065	54,800
Income taxes payable	647	41,596
Deferred revenue	49,088	61,916
Current portion of long-term obligations	—	11,146

	367,578	410,287

Deferred revenue	55,653	73,621
Income taxes payable	54,100	—
Long-term obligations	—	399,379
Other long-term liabilities	6,965	6,898

	484,296	890,185

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 161,023,729 and 160,444,070 issued and outstanding at December 31, 2007 and 2006, respectively	1,489,807	1,476,930
Additional paid-in capital	23,925	14,952
Deficit	(278,495)	(232,733)
Accumulated other comprehensive income	62,582	43,108

	1,297,819	1,302,257

	$1,782,115	$2,192,442

Commitments and contingencies (notes 23 and 24)

On behalf of the Board:

DOUGLAS J. P. SQUIRES	MICHAEL R. VAN EVERY
Douglas J. P. Squires	Michael R. Van Every
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts expressed in thousands of U.S. dollars, except per share data)

	Years Ended December 31
	2007	2006	2005
REVENUE
Product sales	$801,046	$1,021,278	$887,074
Research and development	23,828	21,593	27,949
Royalty and other	17,944	24,851	23,320

	842,818	1,067,722	938,343

EXPENSES
Cost of goods sold	223,680	211,152	201,330
Research and development	118,117	95,479	88,437
Selling, general and administrative	161,001	238,441	227,394
Amortization	48,049	56,457	62,260
Legal settlements, net of insurance recoveries	95,114	14,400	—
Intangible asset impairments, net of gain on disposal	9,910	143,000	25,833
Restructuring costs	668	15,126	19,810
Contract costs (recovery)	(1,735)	54,800	—

	654,804	828,855	625,064

Operating income	188,014	238,867	313,279
Interest income	24,563	29,199	7,175
Interest expense	(9,745)	(35,203)	(37,126)
Foreign exchange gain (loss)	5,491	(2,360)	794
Equity loss	(2,528)	(529)	(1,160)
Other income (expense)	2,944	—	(3,397)

Income from continuing operations before provision for income taxes	208,739	229,974	279,565
Provision for income taxes	13,200	14,500	22,550

Income from continuing operations	195,539	215,474	257,015
Loss from discontinued operation	—	(3,848)	(10,575)

Net income	$195,539	$211,626	$246,440

Basic and diluted earnings (loss) per share
Income from continuing operations	$1.22	$1.35	$1.61
Loss from discontinued operation	—	(0.03)	(0.07)

Net income	$1.22	$1.32	$1.54

Weighted average number of common shares outstanding (000s)
Basic	160,839	160,060	159,433
Diluted	160,875	160,078	159,681

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Common Shares
	Shares (000s)	Amount	Additional Paid-In Capital	Deficit	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2005	159,383	$1,457,065	$1,450	$(450,736)	$46,134	$1,053,913
Issued on the exercise of stock options	187	3,740	(1,022)	—	—	2,718
Issued under Employee Stock Purchase Plan	18	272	—	—	—	272
Stock-based compensation	—	—	(51)	—	—	(51)
Cash dividends declared ($0.50 per share)	—	—	—	(79,779)	—	(79,779)

	159,588	1,461,077	377	(530,515)	46,134	977,073

Comprehensive income
Net income	—	—	—	246,440	—	246,440
Other comprehensive income	—	—	—	—	4,851	4,851

Total comprehensive income						251,291

Balance, December 31, 2005	159,588	1,461,077	377	(284,075)	50,985	1,228,364

Issued on the exercise of stock options	844	15,659	(219)	—	—	15,440
Issued under Employee Stock Purchase Plan	12	194	—	—	—	194
Stock-based compensation	—	—	14,794	—	—	14,794
Cash dividends declared ($1.00 per share)	—	—	—	(160,284)	—	(160,284)

	160,444	1,476,930	14,952	(444,359)	50,985	1,098,508

Comprehensive income
Net income	—	—	—	211,626	—	211,626
Other comprehensive loss	—	—	—	—	(7,877)	(7,877)

Total comprehensive income						203,749

Balance, December 31, 2006	160,444	1,476,930	14,952	(232,733)	43,108	1,302,257

Issued on the exercise of stock options	580	12,877	(1,660)	—	—	11,217
Stock-based compensation	—	—	10,633	—	—	10,633
Cash dividends declared ($1.50 per share)	—	—	—	(241,301)	—	(241,301)

	161,024	1,489,807	23,925	(474,034)	43,108	1,082,806

Comprehensive income
Net income	—	—	—	195,539	—	195,539
Other comprehensive income	—	—	—	—	19,474	19,474

Total comprehensive income						215,013

Balance, December 31, 2007	161,024	$1,489,807	$23,925	$(278,495)	$62,582	$1,297,819

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Years Ended December 31
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$195,539	$211,626	$246,440
Adjustments to reconcile net income to net cash provided by continuing operating activities
Depreciation and amortization	94,985	92,150	96,641
Amortization and write-down of deferred financing costs	4,821	2,300	3,445
Amortization and write-down of discounts on long-term obligations	962	1,291	2,420
Accrued legal settlements, net of insurance recoveries	78,652	14,400	—
Gains on disposal of investments and intangible assets	(24,356)	(4,000)	—
Impairment charges and asset write-offs	21,468	151,140	29,230
Stock-based compensation	10,633	14,794	—
Accrued contract costs	(9,735)	54,800	—
Premium paid on early extinguishment of debt	7,854	—	—
Equity loss	2,528	529	1,160
Loss from discontinued operation	—	3,848	10,575
Other	5,578	2,083	(2,469)
Changes in operating assets and liabilities:
Accounts receivable	18,052	4,688	12,775
Insurance recoveries receivable	(7,994)	—	—
Inventories	3,023	10,906	16,624
Prepaid expenses and other current assets	376	(311)	1,101
Accounts payable	3,273	(12,999)	17,027
Accrued liabilities	(26,496)	13,694	5,605
Income taxes payable	(7,514)	3,897	13,343
Deferred revenue	(30,796)	(42,319)	47,962

Net cash provided by continuing operating activities	340,853	522,517	501,879

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on disposals of investments, net of costs	52,669	—	—
Additions to property, plant and equipment, net	(35,086)	(44,802)	(37,807)
Additions to marketable securities	(34,534)	(3,196)	(8,791)
Proceeds from sales and maturities of marketable securities	3,282	4,854	6,296
Additions to long-term investments	(1,376)	(1,303)	—
Proceeds on disposals of intangible assets	—	4,000	98,127
Acquisitions of intangible assets	—	—	(26,000)

Net cash provided by (used in) continuing investing activities	(15,045)	(40,447)	31,825

CASH FLOWS FROM FINANCING ACTIVITIES
Redemption of Senior Subordinated Notes	(406,756)	(1,098)	—
Dividends paid	(321,523)	(80,062)	(79,779)
Repayments of other long-term obligations	(11,250)	(25,280)	(35,656)
Issuance of common shares	11,217	15,634	2,990
Repayment of deferred compensation obligation, net	(338)	(175)	(3,931)
Financing costs paid	—	(1,275)	(1,300)
Payment on termination of interest rate swap	—	—	(1,419)

Net cash used in continuing financing activities	(728,650)	(92,256)	(119,095)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in operating activities	—	(558)	(3,770)
Net cash used in investing activities	—	—	(47)

Net cash used in discontinued operation	—	(558)	(3,817)

Effect of exchange rate changes on cash and cash equivalents	1,943	(5)	173

Net increase (decrease) in cash and cash equivalents	(400,899)	389,251	410,965
Cash and cash equivalents, beginning of year	834,540	445,289	34,324

Cash and cash equivalents, end of year	$433,641	$834,540	$445,289

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

1.     DESCRIPTION OF BUSINESS

  Biovail Corporation ("Biovail" or the "Company") was established on March 29, 1994 and was continued under the Canada Business Corporations Act on June 29, 2005. The Company is engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products.

2.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

  The consolidated financial statements have been prepared by the Company in United States ("U.S.") dollars and in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), applied on a consistent basis. These policies are consistent with accounting policies generally accepted in Canada ("Canadian GAAP") in all material respects except as described in note 27.

  Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and those of its subsidiaries. All intercompany transactions and balances have been eliminated.

  Use of Estimates

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the consolidated financial statements; and the reported amounts of revenue and expenses during the reporting periods. Significant estimates made by management include allowances for inventories; provisions for product returns, rebates and chargebacks; useful lives of long-lived assets; expected future cash flows used in evaluating long-lived assets and investments for impairment; provisions for loss contingencies; provisions for income taxes and realizability of deferred tax assets; and the allocation of the purchase price of acquired assets and businesses. Under certain product manufacturing and supply agreements, management relies on estimates for future returns, rebates and chargebacks made by the Company's third-party strategic partners. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's consolidated financial statements could be materially impacted.

  Fair Value of Financial Instruments

  Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. The estimated fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their short maturity periods. The fair values of marketable securities, long-term investments, long-term obligations, and derivative financial instruments are based on quoted market prices, if available, or estimated discounted future cash flows.

  Cash and Cash Equivalents

  Cash and cash equivalents include certificates of deposit, treasury bills, and investment-grade commercial paper with maturities of 90 days or less when purchased.

  Marketable Securities

  Marketable securities are classified as being available-for-sale. These securities are reported at fair value with all unrealized gains and temporary unrealized losses recognized in comprehensive income. Unrealized losses on these securities that are considered to be other-than-temporary are recognized in net income. Realized gains and losses on the sale of these securities are recognized in net income. The cost of investments sold is determined using the specific identification method. The amortization of acquisition premiums or discounts is recorded as a deduction from or addition to interest income earned on these securities.

  Concentrations of Credit Risk

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, marketable securities, and accounts receivable.

  The Company invests its excess cash in high quality, liquid money market instruments with varying maturities, but typically less than 90 days. The Company maintains its cash and cash equivalents with major financial institutions. The Company has not experienced any significant losses on its cash or cash equivalents.

  The Company's marketable securities portfolio includes investment-grade government or corporate fixed income obligations with a maximum term to maturity of three years. No single issuer comprises more than 20% of the portfolio.

  The Company's marketable securities portfolio also includes investments in nine individual auction rate securities. These securities represent interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations, and other structured credits, including corporate bonds. Some of the underlying collateral for these securities consists of sub-prime mortgages.

  A significant portion of the Company's product sales is made to its third-party strategic partners, as well as major drug wholesalers in the U.S. and Canada. The Company's five largest customer balances accounted for 69% and 67% of trade receivables at December 31, 2007 and 2006, respectively. The Company performs periodic credit evaluations of customers and generally does not require collateral. An allowance for doubtful accounts is maintained for potential credit losses based on the aging of accounts receivable, historical bad debts experience, and changes in customer payment patterns. Accounts receivable balances are written off against the allowance when it is probable that the receivable will not be collected. The Company has not experienced any significant losses from uncollectible accounts.

  Insurance Recoveries Receivable

  A claim for insurance recovery is recognized when the claim becomes probable of realization.

  Inventories

  Inventories comprise raw materials, work in process and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labour, and an allocation of overheads. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. Allowances are maintained for slow-moving inventories based on the remaining shelf life of, and estimated time required to sell, such inventories. Obsolete inventory is written off against the allowance. Rejected product is written off directly to cost of goods sold.

  Long-Term Investments

  Marketable investments are classified as being available-for-sale. Those investments are reported at fair value with all unrealized gains and temporary unrealized losses recognized in comprehensive income. Unrealized losses on these investments that are considered to be other-than-temporary are recognized in net income.

  Non-marketable investments are accounted for using the cost method. Declines in the fair value of those investments below their cost bases that are considered to be other-than-temporary are recognized in net income.

  An investment over which the Company has the ability to exercise significant influence is accounted for using the equity method. The Company's share of the losses of the investee is recognized in net income. When the Company's share of the net losses of the investee exceeds the carrying value of the investment, the Company discontinues applying the equity method and the investment is reduced to zero.

  The Company evaluates its long-term investments for other-than-temporary declines in fair value whenever there are indicators of impairment. Indicators of impairment include a sustained decline in the quoted market price of a marketable investment; a significant deterioration in the earnings performance, credit rating, or business prospects of the investee; and a significant adverse change in the regulatory, economic, or technological environment of the investee. Factors that the Company considers in determining whether a decline is other-than-temporary include the financial condition and near-term prospects of the investee; the duration and extent to which the fair value of an investment is below its cost basis; and the Company's ability and intent to hold the investment.

  Property, Plant and Equipment

  Property, plant and equipment are reported at cost, less accumulated depreciation. Costs incurred on assets under construction are capitalized as construction in progress. Cost includes interest incurred during the construction period. Depreciation is calculated using the straight-line method, commencing when the assets become available for productive use, based on the following estimated useful lives:

Buildings	25 years
Machinery and equipment	5-10 years
Other equipment	3-10 years
Leasehold improvements	Lesser of term of lease or 10 years

  Intangible Assets

  Intangible assets are reported at cost, less accumulated amortization. Intangible assets acquired through asset acquisitions or business combinations are initially recognized at fair value based on an allocation of the purchase price. Intangible assets with finite lives are amortized over their estimated useful lives. Amortization is calculated using the straight-line method based on the following estimated useful lives:

Trademarks	20 years
Product rights	7-20 years
Technology	15 years

  The Company does not have any indefinite-lived intangible assets.

  Impairment of Long-Lived Assets

  The Company tests long-lived assets (which include property, plant and equipment, and intangible and other assets) for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Indicators of potential impairment include an adverse change in legal factors or in the business climate that could affect the value of an asset; an adverse change in the extent or manner in which an asset is used or is expected to be used, or in its physical condition; and current or forecasted operating or cash flow losses that demonstrate continuing losses associated with the use of an asset. If indicators of impairment are present, a long-lived asset is tested for recoverability by comparing the carrying value of the asset to the related estimated undiscounted future cash flows expected to be derived from the asset. If those expected cash flows are less than the carrying value of a long-lived asset, then the asset is considered to be impaired and its carrying value is written down to fair value, based on the related estimated discounted future cash flows.

  Goodwill

  Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized but is tested for impairment at least annually at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment. The Company currently has one operating segment and one reporting unit, which is the consolidated company. The Company uses its market capitalization as the measurement basis for the estimated fair value of its reporting unit. Accordingly, the Company tests goodwill for impairment by comparing its market capitalization to the carrying value of its consolidated net assets. On that basis, there was no indication of goodwill impairment at December 31, 2007 or 2006.

  Deferred Financing Costs

  Deferred financing costs are reported at cost, less accumulated amortization, and are recorded in other assets. Amortization is calculated using the straight-line method over the term of the related long-term obligations. Amortization expense related to deferred financing costs is included in interest expense.

  Derivative Financial Instruments

  From time to time, the Company utilizes derivative financial instruments to manage its exposure to market risks. The Company does not utilize derivative financial instruments for trading or speculative purposes. The Company accounts for derivative financial instruments as either assets or liabilities at fair value. The Company did not hold any derivative financial instruments at December 31, 2007 or 2006.

  Deferred Leasehold Inducements

  Leasehold inducements comprise free rent and leasehold improvement incentives. Leasehold inducements are deferred and amortized to reduce rental expense on a straight-line basis over the term of the related lease. Deferred leasehold inducements are included in other long-term liabilities.

  Foreign Currency Translation

  The financial statements of the Company's operations having a functional currency other than U.S. dollars are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date for asset and liability accounts and at the average rate of exchange for the reporting period for revenue and expense accounts. The cumulative foreign currency translation adjustment is recorded as a component of accumulated other comprehensive income in shareholders' equity.

  The functional currency of the Company's Irish subsidiary group is the U.S. dollar. Non-monetary balance sheet and related income statement accounts are remeasured into U.S. dollars using historical exchange rates. Remeasurement gains and losses are recognized in net income.

  Foreign currency exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are recognized in net income.

  Revenue Recognition

  Effective January 1, 2000, the Company adopted the provisions of the U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), as amended by SAB No. 104 "Revenue Recognition". Total revenue in each of 2007, 2006 and 2005 included $3,400,000 of amortization of revenue deferred upon the adoption of SAB 101.

  Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements, which may include research and development, manufacturing, and/or marketing deliverables. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition. A delivered item is considered a separate unit of accounting if the delivered item has standalone value to the customer; the fair value of any undelivered items can be reliably determined; and the delivery of undelivered items is probable and substantially in the Company's control. The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

  Product Sales

  Product sales revenue is recognized when title has transferred to the customer and the customer has assumed the risks and rewards of ownership. Amounts received from customers as prepayments for products to be shipped in the future are recorded in deferred revenue.

  Revenue from product sales is recognized net of provisions for estimated discounts, allowances, returns, rebates and chargebacks. The Company offers discounts for prompt payment and other incentive allowances to customers. Provisions for discounts and allowances are estimated based on contractual sales terms with customers and historical payment experience. The Company allows customers to return product within a specified period of time before and after its expiration date. Provisions for returns are estimated based on historical return and exchange levels, and third-party data with respect to prescription demand for the Company's products and inventory levels of the Company's products in the wholesale distribution channel. The Company is subject to rebates on sales made under governmental and managed care pricing programs, and chargebacks on sales made to group purchasing organizations. Provisions for rebates and chargebacks are estimated based on historical experience, relevant statutes with respect to governmental pricing programs, and contractual sales terms with managed care providers and group purchasing organizations.

  The Company is party to manufacturing and supply agreements with a number of third-party strategic partners in the U.S. Under the terms of those agreements, the Company's supply prices for its products are determined after taking into consideration estimates for future returns, rebates and chargebacks provided to the Company by each partner. The Company makes adjustments as needed to state those estimates on a basis consistent with this policy, and the Company's methodology for estimating returns, rebates and chargebacks related to its own direct product sales.

  Research and Development

  Research and development revenue attributable to the performance of contract research services is recognized as the services are performed, under the proportionate performance convention of revenue recognition. Performance is measured based on units-of-work performed relative to total units-of-work contracted. For clinical research services, units-of-work is generally measured in terms of bed night stays, and for laboratory-testing services, units-of-work is generally measured in terms of numbers of samples analyzed. Costs and profit margin related to these services that are in excess of amounts billed are recorded in accounts receivable, and amounts billed related to these services that are in excess of costs and profit margin are recorded in deferred revenue.

  Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development arrangements are deferred and recognized as revenue on a straight-line basis over the term of the related arrangement. Contingent revenue in connection with those arrangements attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone.

  Royalty

  Royalty revenue is recognized based on the terms of the specific licensing contracts, and when the Company has no future obligations with respect to the royalty fee. Royalty revenue is recognized net of amounts payable to sublicensees where the Company is simply acting as an agent for the sublicensee.

  Other

  Co-promotion revenue is recognized based on the terms of the specific co-promotion contracts, and is generally determined on a fee per call basis or based on a percentage of the net sales of the co-promoted products. Sales and marketing costs related to co-promotion revenue are recorded in selling, general and administrative expenses. The Company earned co-promotion revenue of $202,000 and $4,311,000 in 2007 and 2006, respectively, and did not earn any co-promotion revenue in 2005.

  Licensing revenue is deferred and recognized on a straight-line basis over the licensing period.

  Shipping and Handling Costs

  The Company generally does not charge customers for shipping and handling costs. Those costs are included in cost of goods sold.

  Research and Development Expenses

  Costs related to internal research and development programs are expensed as incurred. Under certain research and development agreements with third parties, the Company may be required to make payments that are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. Milestone payments made to third parties are expensed as incurred prior to the receipt of regulatory approval of the product under development. Milestone payments made to third parties after regulatory approval is received are capitalized and amortized over the estimated useful life of the approved product.

  Costs associated with providing contract research services to third parties are included in research and development expenses. Those costs amounted to $17,507,000, $17,684,000 and $19,017,000 in 2007, 2006 and 2005, respectively.

  Acquired Research and Development Expense

  The fair value of an in-process research and development project acquired through an asset acquisition or business combination is expensed as acquired research and development if the underlying product has not reached technological feasibility at the date of acquisition and has no alternative future use. The fair value of in-process research and development is determined using an income approach on a project-by-project basis. The estimated future net cash flows related to each project includes the costs to develop the project into a commercially viable product, and the projected revenues to be earned upon commercialization of the product when complete. The discount rate used to present value the estimated future net cash flows related to each project is determined based on the relative risk of achieving the project's net cash flows. The discount rate reflects the project's stage of completion and other risk factors, which include the nature and complexity of the product, the projected costs to complete, expected market competition, and the estimated useful life of the product.

  The Company did not acquire any in-process research and development projects in 2007, 2006 or 2005.

  Legal Costs

  Legal fees and other costs related to litigation and other legal proceedings are expensed as incurred and included in selling, general and administrative expenses. Legal costs expensed are reported net of expected insurance recoveries.

  Advertising Costs

  Advertising costs comprise product samples, print media, and promotional materials. Advertising costs related to new product launches are expensed on the first showing of the advertisement. The Company did not have any deferred advertising costs at December 31, 2007 or 2006.

  Advertising costs expensed in 2007, 2006 and 2005 were $3,773,000, $19,828,000 and $17,507,000, respectively. Those costs are included in selling, general and administrative expenses.

  Stock-Based Compensation

  Prior to January 1, 2006, the Company recognized employee stock-based compensation under the intrinsic value-based method of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, no compensation expense for stock options granted to employees at fair market value was included in the determination of net income prior to January 1, 2006. Effective January 1, 2006, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which revises SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and supersedes APB 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The Company elected to use the modified-prospective transition method of adoption. That method required that compensation expense be recorded for all share-based payments granted, modified or settled after the date of adoption and for all unvested stock options at the date of adoption. Prior periods were not restated to recognize stock-based compensation expense in amounts previously reported in the pro forma note disclosures under SFAS 123.

  Income Taxes

  Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

  On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in tax return. FIN 48 also provides guidance on the recognition and derecognition of income tax assets and liabilities; classification of current and deferred income tax assets and liabilities; accounting for interest and penalties associated with tax positions; accounting for income taxes in interim periods; and income tax disclosures. The cumulative effect of the application of the provisions of FIN 48 is described in note 20.

  Earnings Per Share

  Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding during the reporting period after giving effect to dilutive potential common shares. The dilutive effect of stock options and restricted share units ("RSUs") is determined using the treasury stock method.

  Comprehensive Income

  Comprehensive income comprises net income and other comprehensive income. Other comprehensive income comprises foreign currency translation adjustments and unrealized holding gains or losses on available-for-sale investments. Accumulated other comprehensive income is recorded as a component of shareholders' equity.

  Contingencies

  In the normal course of business, the Company is subject to loss contingencies, such as claims and assessments arising from litigation and other legal proceedings; contractual indemnities; product and environmental liabilities; and tax matters. In addition, the Company is self-insured for a portion of its product liability coverage. Accruals for loss contingencies are recorded when the Company determines that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the estimate of the amount of the loss is a range and some amount within the range appears to be a better estimate than any other amount within the range, that amount is accrued as a liability. If no amount within the range is a better estimate than any other amount, the minimum amount of the range is accrued as a liability.

  Reclassifications

  Certain of the prior years' figures have been reclassified to conform to the presentation adopted in 2007. These reclassifications include the following:

  •
  On the 2006 consolidated balance sheet, accrued legal settlements of $14,400,000 (previously recorded in accrued liabilities) have been reclassified and presented as a separate line item within current liabilities.

  •
  On the 2006 consolidated balance sheet, the deferred compensation obligation of $1,266,000 (previously recorded in long-term obligations) and deferred leasehold inducements of $5,632,000 have been combined and presented as other long-term liabilities.

  •
  On the 2005 consolidated statement of income, the loss on impairment of investments of $3,397,000 has been reclassified from operating income to a separate line item below operating income.

  Recent Accounting Pronouncements, Not Adopted as of December 31, 2007

  In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value in U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 applies to all other accounting pronouncements that require (or permit) fair value measurements, except for the measurement of share-based payments. SFAS 157 does not require any new fair value measurements in U.S. GAAP. SFAS 157, as issued, was effective for fiscal years beginning after November 15, 2007. In February 2008, however, the FASB agreed to a one-year deferral of the effective date for nonfinancial asset and nonfinancial liabilities that are recognized or disclosed at fair value on a nonrecurring basis. Accordingly, the Company is required to adopt SFAS 157 beginning January 1, 2008 for financial assets and financial liabilities, and beginning January 1, 2009 for nonfinancial assets and nonfinancial liabilities. The Company does not expect the adoption of SFAS 157 for financial assets and financial liabilities will have a material effect on its consolidated financial statements, or result in any significant changes to its valuation methodologies or key considerations used in valuations. The Company is currently evaluating the effect that the adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities will have on its consolidated financial statements.

  In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), providing companies with an option to report many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Accordingly, the Company is required to adopt SFAS 159 beginning January 1, 2008. The Company does not expect to elect the fair value option for any financial assets and financial liabilities that are not currently recorded at fair value.

  In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141R") and SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160"). These standards significantly change the accounting for, and reporting of, business combination transactions and noncontrolling (minority) interests in consolidated financial statements, including requirements to recognize noncontrolling interests at fair value; capitalize in-process research and development assets acquired; and expense acquisition related costs as incurred. SFAS 141R and SFAS 160 are required to be adopted simultaneously, and are effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Accordingly, the Company is required to adopt these standards beginning January 1, 2009. The Company is currently evaluating the effect that the adoption of SFAS 141R and SFAS 160 will have on its consolidated financial statements.

3.     RESTRUCTURING

  2005

  On May 2, 2005, the Company sold the distribution rights to its cardiovascular product Cardizem® LA in the U.S. and Puerto Rico to Kos Pharmaceuticals, Inc. ("Kos") (a subsidiary of Abbott). Kos also obtained the rights to distribute a combination product under development comprising Cardizem® LA and Vasotec® (Vasocard™). In addition, the Company transferred to Kos all of the product rights and certain inventories related to its anti-hypertension drugs Teveten and Teveten HCT. In consideration for these transactions, Kos paid the Company $105,477,000 in cash, less withholding tax of $7,350,000.

  The Company is the exclusive manufacturer and supplier of Cardizem® LA to Kos at contractually determined prices over an initial seven-year supply term. The up-front cash consideration was recorded in deferred revenue, and is being recognized in product sales on a straight-line basis over the seven-year Cardizem® LA supply term. The withholding tax was recorded in other assets, and is being recognized in income tax expense on the same seven-year, straight-line basis.

  The Teveten and Teveten HCT product rights and inventories were transferred to Kos in exchange for the Cardizem® LA manufacturing and supply rights. The Company recorded a $25,507,000 impairment charge to write down the carrying value of the Teveten and Teveten HCT product rights to their estimated fair value of $53,700,000 at the date of transfer. The Company recognized an intangible asset associated with the Cardizem® LA manufacturing and supply rights in the amount of $56,719,000, which comprised the estimated fair value of the Teveten and Teveten HCT product rights and cost of Teveten and Teveten HCT inventories that were transferred to Kos. The Cardizem® LA intangible asset will be amortized to cost of goods sold, on the same seven-year, straight-line basis as the deferred revenue described above. Inventories of Cardizem® LA, Teveten and Teveten HCT totaling $4,862,000 that were not transferred to Kos were written off to cost of goods sold.

  Concurrent with the Kos transaction, the Company restructured its U.S. commercial operations. As a result, the Company reduced its U.S. primary-care and cardiovascular specialty sales forces by 493 positions (including 186 sales representatives who were offered employment by Kos), and administrative functions by 30 positions. The Company retained 85 specialty sales representatives to focus on the promotion of Zovirax® Ointment and Zovirax® Cream, as well as to provide co-promotion services to other pharmaceutical companies. The Company incurred a restructuring charge of $19,810,000 in 2005, which consisted of employee termination benefits, contract termination costs, and professional fees. Employee termination costs included severance and related benefits, as well as outplacement services, for affected employees. The Company did not pay termination benefits to those employees who were offered employment by Kos. Contract termination costs included facility and vehicle lease payments that the Company continued to incur without economic benefit.

  2006

  On December 6, 2006, the Company eliminated its remaining U.S. specialty sales force, and implemented other measures to reduce the operating and infrastructure costs of its U.S. operations. As a result, the Company reduced its specialty sales force and related support functions by 115 positions, and administrative and other functions by 73 positions. The Company incurred a restructuring charge of $15,126,000 in 2006, which consisted of employee termination benefits, asset impairments, contract termination costs, and professional fees. Certain employees were offered retention bonuses to stay up to an additional six months in support of the transition process. The fair value of those bonuses was recognized over the required retention period. The asset impairment charge partially related to the abandonment of leasehold improvements due to the vacating of a portion of the Company's Bridgewater, New Jersey facility. In addition, the Company decided to abandon large-scale manufacturing at its Chantilly, Virginia facility. As a result, the Company recorded an asset impairment charge related to the disposal or destruction of machinery and equipment that was not deemed useful for smaller scale research and development purposes. Contract termination costs included vehicle lease payments that the Company expected to continue to incur without economic benefit.

  On December 15, 2006, the Company entered into an exclusive promotional services agreement with Sciele Pharma, Inc. ("Sciele"), whereby Sciele will provide detailing and sampling support for Zovirax® Ointment and Zovirax® Cream in the U.S. Sciele is solely responsible for the cost of maintaining a field sales force, and has committed to spending a minimum amount each year on promotional activities. Commencing in 2007, the Company is paying Sciele an annual fee as compensation for its promotion of Zovirax®. Sciele is also entitled to additional payments if certain tiered revenue targets are met each calendar year. This agreement continues until December 2011.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

3.     RESTRUCTURING (Continued)

  2007

  In 2007, the Company incurred a restructuring charge of $2,234,000, which was related to the recognition of employee retention bonuses, as well as additional contract termination and other costs incurred in connection with the December 2006 restructuring program. The Company recorded an adjustment of $408,000 to employee termination benefits to reverse costs accrued at December 31, 2006 for employees who were ultimately retained by the Company. The Company also recorded an adjustment of $1,158,000 to contract termination costs to reflect higher than anticipated proceeds from the sale of leased vehicles at auction, and a change in the estimated future sublease rentals that could be obtained for the vacated portion of its Bridgewater facility.

  The following table summarizes the major components of restructuring costs:

	Employee Termination Benefits	Impairments	Contract Termination Costs	Professional Fees and Other	Total
Balance, January 1, 2005	$—	$—	$—	$—	$—
Costs incurred and charged to expense	13,098	—	5,309	1,403	19,810
Costs paid or otherwise settled	(13,098)	—	(3,738)	(1,403)	(18,239)

Balance, December 31, 2005	—	—	1,571	—	1,571

Costs incurred and charged to expense	8,722	4,140	2,008	256	15,126
Costs paid or otherwise settled	(355)	(4,140)	(268)	—	(4,763)

Balance, December 31, 2006	8,367	—	3,311	256	11,934

Costs incurred and charged to expense	1,103	—	478	653	2,234
Costs paid or otherwise settled	(9,062)	—	(2,631)	(909)	(12,602)
Adjustments to opening balance	(408)	—	(1,158)	—	(1,566)

Balance, December 31, 2007	$—	$—	$—	$—	$—

4.     MARKETABLE SECURITIES

  The Company's marketable securities portfolio comprises available-for-sale investment-grade corporate or government bonds and auction rate securities. The cost basis and estimated fair value of marketable securities held at December 31 were as follows:

	2007
			Gross Unrealized
	Cost Basis	Fair Value	Gains	Losses
Corporate and government bonds	$10,169	$10,312	$148	$(5)
Auction rate securities	26,825	18,000	—	(8,825)

	$36,994	$28,312	$148	$(8,830)

	2006
			Gross Unrealized
	Cost Basis	Fair Value
			Gains	Losses
Corporate and government bonds	$5,730	$5,677	$—	$(53)

  The contractual maturities of marketable securities held at December 31, 2007 were as follows:

	Cost Basis	Fair Value
Within one year	$3,900	$3,895
One to three years	6,269	6,417
After three years	26,825	18,000

	$36,994	$28,312

  Gross gains and losses realized on the sale of marketable securities were not material in 2007, 2006 or 2005.

  The gross unrealized losses on the Company's corporate and government bond investments at December 31, 2007 were caused by increases in market interest rates. Those investments have been in a continuous unrealized loss position for 12 months or more. However, as the Company has the ability and intent to hold these securities until a recovery of fair value, which may be maturity, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2007.

  At December 31, 2007, the Company had $26,825,000 of principal invested in nine individual auction rate securities. These securities have long-term maturities for which the interest rates are reset through a dutch auction typically each month. Those auctions historically have provided a liquid market for these securities. However, with the liquidity issues experienced in global credit and capital markets, these securities have experienced multiple failed auctions as the amount of auction rate securities submitted for sale has exceeded the amount of purchase orders. The Company's auction rate securities all had "Aaa/AAA" credit ratings at the time of purchase. In the fourth quarter of 2007, two of these securities with an aggregate principal amount of $6,000,000 were downgraded to "A3/AAA" and placed on credit watch with negative implications, and one other of these securities with a principal amount of $3,000,000 was downgraded to "A2/AAA" with negative implications. All of the Company's auction rate securities retained at least one "AAA" rating at December 31, 2007. Subsequent to December 31, 2007, the two securities rated "A3/AAA" and the one security rated "A2/AAA" were further downgraded to "A3/CCC" and "A2/CC", respectively, with negative implications. One of the Company's other auction rate securities with a rating of "Aaa/AAA" and a principal amount of $2,825,000 has been placed on credit watch. The Company's remaining auction rate securities have retained their initial credit ratings of "Aaa/AAA".

  The estimated fair value of the Company's auction rate securities at December 31, 2007 was $18,000,000, which reflected an $8,825,000 write-down to the cost basis of $26,825,000. Although these securities continue to pay interest according to their stated terms, based on its analysis of other-than-temporary impairment factors, the Company has recorded an impairment charge of $6,000,000 at December 31, 2007, reflecting the portion of its auction rate securities that the Company has concluded has an other-than-temporary decline in estimated fair value. In addition, the Company recorded an unrealized loss of $2,825,000 in other comprehensive income, reflecting adjustments to its auction rate securities that the Company has concluded have a temporary decline in estimated fair value.

  Due to the lack of observable market quotes for these securities, the Company utilized valuation models in order to estimate the fair value of its auction rate securities at December 31, 2007, including models that consider the expected cash flow streams, and collateral values as reported in the Trustee Reports for the respective securities, which include adjustments for defaulted securities and further adjustments for purposes of collateralization tests as outlined in Trust Indentures. The key assumptions used in those models relate to the timing of cash flows, discount rates, estimated amount of recovery, and probabilities assigned to various liquidation scenarios. The valuation of the Company's auction rates securities is subject to uncertainties that are difficult to predict. Factors that may impact the Company's valuation include changes to the credit ratings of these securities, the underlying assets supporting these securities, the rates of default of the underlying assets, the underlying collateral value, and overall market liquidity.

  As there is uncertainty as to when market liquidity will return to normal, the Company has classified its auction rates securities as long-term marketable securities on the 2007 consolidated balance sheet.

5.     ACCOUNTS RECEIVABLE

	2007	2006
Trade	$105,555	$123,031
Less allowances for doubtful accounts and cash discounts	1,959	3,503

	103,596	119,528
Royalties	5,959	4,121
Other	1,559	5,598

	$111,114	$129,247

6.     INSURANCE RECOVERIES RECEIVABLE

	2007	2006
U.S. securities class action	$54,948	$—
Other legal costs	7,994	—

	$62,942	$—

  U.S. Securities Class Action

  In connection with the settlement of securities class actions in the U.S. (as described in note 13), the Company recognized a recovery of $54,948,000 for the portion of the settlement amount that its insurance carriers are expected to pay.

7.     INVENTORIES

	2007	2006
Raw materials	$32,577	$34,766
Work-in-process	14,748	15,230
Finished goods	33,420	28,785

	$80,745	$78,781

8.     LONG-TERM INVESTMENTS

	2007	2006
Depomed, Inc.	$13,829	$15,999
Financière Verdi	8,400	—
Ethypharm S.A.	—	30,000
Reliant Pharmaceuticals, Inc.	—	6,259
Other	2,605	4,184

	$24,834	$56,442

  Depomed, Inc.

  Depomed Inc. ("Depomed") is a publicly traded pharmaceutical company. At December 31, 2007, the Company owned 4,242,032 common shares of Depomed, which represented approximately 9% of Depomed's issued and outstanding common shares. The Company also held warrants to purchase 419,154 common shares of Depomed, which are exercisable until April 2008 at an exercise price of $2.16 per share. This investment is classified as being available-for-sale.

  The cost basis and estimated fair value of the Company's investment in Depomed at December 31 were as follows:

	2007	2006
Cost basis	$10,134	$10,134
Gross unrealized holding gain	3,695	5,865

Fair value	$13,829	$15,999

  Fair value was estimated based on the quoted market price for Depomed's common shares at December 31, 2007 and 2006. The Company recorded unrealized holding losses of $2,170,000 and $10,427,000 in 2007 and 2006, respectively, and an unrealized holding gain of $2,456,000 in 2005, in other comprehensive income to reflect changes in the estimated fair value of its investment in Depomed.

  Financière Verdi / Ethypharm S.A.

  In April 2002, the Company invested $67,802,000 to acquire 9,794,118 common shares (15% of the issued and outstanding common shares) of Ethypharm S.A. ("Ethypharm"). In December 2004, the Company wrote-down the carrying value of its investment in Ethypharm to $30,000,000 to reflect its estimated fair value at that time.

  In April 2007, the Company sold a portion of its investment in common shares of Ethypharm to Financière Verdi ("Verdi") for consideration of $39,406,000 in cash and $5,637,000 in convertible bonds of Verdi, resulting in a gain on disposal of $15,716,000 (net of costs). The Company exchanged the remaining portion of its Ethypharm investment for common shares of Verdi, which were measured at $2,310,000 based on an allocation of the previous carrying value of the Company's Ethypharm investment, resulting in no gain or loss on the exchange. The Company's investment in common shares of Verdi represents a 5% equity interest in Verdi, which is being accounted for using the cost method.

  The convertible bonds are convertible into common shares of Verdi at any time prior to maturity on April 5, 2018. The bonds are repayable in cash on the maturity date, or earlier under certain conditions. Interest accrues at a rate of 10% and is payable in cash on the maturity date, or in the event of conversion or early repayment, on the date of such conversion or early repayment.

  Reliant Pharmaceuticals, Inc.

  In December 2003, the Company acquired 446,457 shares of convertible preferred stock of Reliant Pharmaceuticals, Inc. ("Reliant") for $8,929,000. In December 2005, the Company recorded a $2,670,000 impairment charge to write down its investment in Reliant to $6,259,000 to reflect its estimated fair value at that time.

  In December 2007, the Company recorded a gain of $8,640,000 on the liquidation of its investment in Reliant upon Reliant's acquisition by GlaxoSmithKline plc ("GSK"). The Company received cash consideration of $14,900,000 on closing, and may be entitled to additional proceeds of up to approximately $700,000 pending the resolution of certain closing conditions. Those additional proceeds were not included in the gain recognized in 2007, and will only be recognized upon receipt.

9.     PROPERTY, PLANT AND EQUIPMENT

	2007		2006
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Land	$13,034	$—	$12,053	$—
Buildings	139,920	30,339	118,371	21,898
Machinery and equipment	123,968	66,988	102,770	54,712
Other equipment and leasehold improvements	83,142	55,402	75,763	45,236
Construction in progress	31,122	—	24,868	—

	391,186	$152,729	333,825	$121,846

Less accumulated depreciation	152,729		121,846

	$238,457		$211,979

  The Company did not capitalize any interest in 2007. Interest capitalized in 2006 and 2005 amounted to $866,000 and $164,000, respectively.

  Depreciation expense amounted to $27,644,000, $25,468,000 and $27,977,000 in 2007, 2006 and 2005, respectively.

10.   INTANGIBLE ASSETS

	2007		2006
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Trademarks
Cardizem®	$406,058	$143,448	$406,058	$123,247
Ativan® and Isordil®	107,542	24,745	107,542	19,403
Vasotec® and Vaseretic®	35,908	2,864	35,908	573
Wellbutrin® and Zyban®	24,243	6,153	24,243	4,948

	573,751	177,210	573,751	148,171
Product rights
Zovirax®	173,518	55,375	173,518	46,940
Cardizem® LA	56,719	21,608	56,719	13,505
Wellbutrin® and Zyban®	45,000	15,000	45,000	12,000
Tiazac®	15,000	10,714	22,750	12,495
Vasotec® and Vaseretic®	17,984	2,107	17,984	422
Ativan® and Isordil®	16,041	4,887	16,041	3,816
Glumetza®	6,667	961	6,667	192
Other	14,000	8,750	20,623	8,964

	344,929	119,402	359,302	98,334
Technology
Ativan® and Isordil®	—	—	2,156	493
Other	14,800	6,354	14,800	5,366

	14,800	6,354	16,956	5,859

	933,480	$302,966	950,009	$252,364

Less accumulated amortization	302,966		252,364

	$630,514		$697,645

  Amortization Expense

  Amortization expense for the years ended December 31 was recorded as follows:

	2007	2006	2005
Royalty and other revenue	$1,072	$1,072	$1,072
Cost of goods sold	8,103	8,103	5,402
Amortization expense	48,049	56,457	62,260
Loss from discontinued operation	—	—	204

	$57,224	$65,632	$68,938

  Estimated amortization expense for each of the five succeeding years ending December 31 is as follows:

	2008	2009	2010	2011	2012
Amortization expense	$55,942	$55,942	$55,942	$54,192	$47,718

  Product rights have an estimated weighted average useful life of approximately 13 years. Total intangible assets have an estimated weighted average useful life of approximately 17 years.

11.   OTHER ASSETS

	2007	2006
Zovirax®, less accumulated amortization (2007 — $14,064; 2006 — $ — )	$26,592	$40,656
Withholding tax, less accumulated amortization (2007 — $2,800; 2006 — $1,750)	4,550	5,600
Deferred financing costs, less accumulated amortization (2007 — $8,701; 2006 — $14,485)	1,274	6,095
Other	3,466	10,430

	$35,882	$62,781

  Zovirax®

  Effective October 1, 2002, the Company amended several terms of the original Zovirax® distribution agreement with GSK, including reductions in the supply price for this product. The supply price reductions consisted of an initial price allowance and a supplemental price allowance. In consideration for the supplemental price allowance, the Company agreed to pay GSK $11,250,000 per year in four annual instalments on March 31 of each year beginning in 2004. The present value of those payments was determined to be $40,656,000, which was recorded as a deferred charge. The amortization of the deferred charge commenced once the initial price allowance had been used up in March 2007. Amortization is allocated to the cost of inventory on a proportionate basis relative to the total amount of Zovirax® that can be purchased at the reduced supply price under the supplemental price allowance.

  Withholding Tax

  In connection with the Kos transaction, tax of $7,350,000 was withheld from the cash consideration received (as described in note 3). Commencing in 2005, this asset is being amortized to income tax expense on a straight-line basis over seven years.

  Deferred Financing Costs

  In 2007, the Company wrote-off $5,481,000 of unamortized deferred financing costs as a result of the redemption of its 7 7/8% Senior Subordinated Notes ("Notes") (as described in note 16).

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

12.   ACCRUED LIABILITIES

	2007	2006
Product returns	$19,362	$25,121
Employee costs	16,748	19,046
Product rebates, chargebacks and allowances	8,262	7,083
Professional fees	7,247	11,243
Distribution fees	4,326	2,350
Royalties	3,850	1,753
Restructuring costs (as described in note 3)	—	11,934
Interest	—	8,304
Recall costs	—	3,000
Other	14,568	11,385

	$74,363	$101,219

13.   ACCRUED LEGAL SETTLEMENTS

	2007	2006
U.S. securities class action	$138,000	$—
SEC investigation (potential settlement)	10,000	—
Wellbutrin XL®	—	11,667
Generic Adalat CC	—	2,733

	$148,000	$14,400

  U.S. Securities Class Action

  In late 2003 and early 2004, the Company and certain current and former officers and directors were named as defendants in a number of securities class actions in the U.S. (as described in note 23). On December 11, 2007, the Company announced that the Company and the named individual defendants had entered into an agreement in principle to settle this matter. Under the terms of the agreement, the total settlement amount payable is $138,000,000, out of which the court-approved legal fees to the plaintiffs' counsel will be paid. The Company's insurance carriers are expected to pay $54,948,000 of the settlement amount (as described in note 6).

  SEC Investigation

  The Company created a reserve of $10,000,000 relating to a potential settlement of the SEC investigation (as described in note 23), which was accrued at December 31, 2007.

  Wellbutrin XL®

  In February 2007, GSK reached a settlement with Andrx Corporation ("Andrx") (a subsidiary of Watson Pharmaceuticals, Inc. ("Watson")) related to a patent infringement suit by Andrx in respect to its U.S. patent purportedly covering 150mg Wellbutrin XL® product. GSK agreed to make a one-time payment of $35,000,000 to Andrx, while Andrx granted GSK a royalty-bearing license to its patent. Under the terms of the Wellbutrin XL® agreement with GSK, the Company agreed to reimburse GSK $11,667,000 for one-third of the payment to Andrx, which was accrued at December 31, 2006 and paid to GSK in 2007, and to pay one-third of the ongoing royalties on sales of 150mg Wellbutrin XL® product (which amounted to $7,942,000 in 2007).

  Generic Adalat CC

  At December 31, 2006, the Company accrued $2,733,000 for its one-third share of the total consideration to be paid to settle certain claims related to the Company's licensing of Adalat CC generic products from Elan Corporation plc ("Elan") (as described in note 23). This settlement was paid in 2007 following receipt of final court approval.

14.   ACCRUED CONTRACT LOSSES

	2007	2006
Wellbutrin XL®	$45,065	$46,400
Cardizem® LA	—	8,400

	$45,065	$54,800

  Wellbutrin XL®

  As a result of the introduction of generic competition to Wellbutrin XL ® in December 2006, the Company is required to make a payment to GSK under the terms of the Wellbutrin XL® agreement. The maximum amount of this payment is reduced by the total dollar amount of Wellbutrin XL® sample supplies purchased by GSK. At December 31, 2006, the Company accrued a contract loss of $46,400,000 for the estimated amount of this payment that it expected to make to GSK. In 2007, GSK purchased additional sample supplies worth $1,335,000, which resulted in a corresponding reduction to the amount of the accrued contract loss.

  Cardizem® LA

  At December 31, 2006, pursuant to a lost profits provision in its agreement with Kos, the Company accrued a contract loss of $8,400,000 due to manufacturing issues that impacted primarily the production and supply of 120mg and 180mg tablets of Cardizem® LA to Kos during 2006. In 2007, the Company reduced the estimated liability by $400,000 to reflect an agreed upon settlement amount of $8,000,000, which was paid to Kos in July 2007.

15.   DEFERRED REVENUE

	2007	2006
Cardizem® LA up-front consideration, less accumulated amortization (2007 — $40,182; 2006 — $25,114)	$65,295	$80,363
Ultram® ER prepayment, less accumulated amortization (2007 — $46,300; 2006 — $20,275)	13,700	39,725
Other	25,746	15,449

	104,741	135,537
Less current portion	49,088	61,916

	$55,653	$73,621

  Cardizem® LA

  In May 2005, the Company received up-front cash consideration of $105,477,000 in connection with the Kos transaction (as described in note 3). Commencing in 2005, this consideration is being amortized to product sales on a straight-line basis over seven years.

  Ultram® ER

  In November 2005, the Company received $60,000,000 from Ortho-McNeil, Inc. ("OMI") related to the manufacture and supply of Ultram® ER . Commencing in 2006, this prepayment is being amortized to zero through credits against 33% of the total amount of Ultram® ER sold to OMI.

  Other

  Other deferred revenue includes up-front licensing fees, research and development fees, customer prepayments, and adjustments made by the Company to product sales provisions estimated by its third-party strategic partners.

16.   LONG-TERM OBLIGATIONS

	2007	2006
7 7/8% Senior Subordinated Notes	$—	$398,902
Unamortized discount	—	(1,183)
Fair value adjustment	—	1,660

	—	399,379
Zovirax® obligation	—	11,146

	—	410,525
Less current portion	—	11,146

	$—	$399,379

  7 7/8% Senior Subordinated Notes

  Effective April 1, 2007, the Company redeemed all of its outstanding Notes for $406,756,000, which included an early redemption premium of $7,854,000. The Company recorded a loss on early extinguishment of debt of $12,463,000, which comprised the premium paid, as well as the net write-off of the unamortized deferred financing costs, discount, and fair value adjustment associated with the Notes, which totaled $4,609,000.

  Zovirax® Obligation

  The final payment of $11,250,000 in respect to the Zovirax® obligation was made on April 2, 2007. This non-interest bearing obligation related to consideration owed to GSK for amendments made to the original Zovirax® distribution agreement, including reductions in the supply price for Zovirax® (as described in note 11), and was discounted based on an imputed interest rate of 3.74%.

  Credit Facility

  At December 31, 2007 and 2006, the Company had no outstanding borrowings under its $250,000,000 credit facility. This facility has a three-year term to June 2010 with an annual extension option, and contains an accordion feature that allows it to be increased up to $400,000,000.

  Borrowings under this facility are secured by a charge over substantially all of the assets and undertakings, including intellectual property, of the Company. The credit agreement includes certain financial and non-financial covenants. The financial covenants require the Company to meet or exceed certain minimum thresholds for shareholders' equity and interest coverage, and not to exceed a maximum threshold in respect of the ratio of debt to earnings before interest, taxes, depreciation and amortization. Non-financial covenants include, but are not limited to, restrictions on investments and dispositions, as well as capital and debt-restructuring activities, exceeding established thresholds. On a change in control, the lenders have the right to require the Company to settle the entire facility, plus accrued and unpaid interest at the date of settlement.

  Borrowings may be by way of U.S. dollar LIBOR or U.S. base rate advances; or Canadian dollar prime rate or bankers' acceptance advances; or letters of credit. Interest is charged at the rate determined by the Lenders in accordance with the terms of this facility, depending on the Company's financial covenant ratios. Those rates include a borrowing margin of 1.125% to 1.75% in the case of LIBOR and bankers' acceptance advances, and 0.125% to 0.75% in the case of base rate and prime rate advances.

  Interest

  Interest expense on long-term obligations amounted to $8,383,000, $33,450,000 and $33,998,000 in 2007, 2006 and 2005, respectively. Interest paid on long-term obligations amounted to $16,098,000, $31,490,000 and $31,378,000 in 2007, 2006 and 2005, respectively.

17.   SHAREHOLDERS' EQUITY

  2007 Equity Compensation Plan

  At the Company's Annual and Special Meeting of Shareholders on May 16, 2007, shareholders voted to approve amendments to the Company's 2006 Stock Option Plan. The amended plan was renamed the "2007 Equity Compensation Plan". Under the 2007 Equity

  Compensation Plan, stock options and/or RSUs may be granted to eligible employees, officers and consultants. The Company's non-management directors are not eligible to receive stock options or RSUs.

  Under the 2007 Equity Compensation Plan, the Company may issue up to 6,000,000 common shares on the exercise of stock options, or in connection with the vesting of RSUs. A sub-limit, restricting the Company's common shares reserved for issuance upon the vesting of RSUs, has been set at 25% of the maximum number of common shares issuable under the 2007 Equity Compensation Plan (being a sub-limit of 1,500,000 common shares). The Company will use reserved and unissued common shares to satisfy its obligations under the 2007 Equity Compensation Plan.

  All stock options granted expire on the fifth anniversary of the grant date; however, if a stock option expires during a blackout period (being a period during which the option holder is prohibited from trading in securities of the Company), the term of the stock option will be automatically extended to 10 business days following the end of the blackout period. The exercise price of any stock option granted, which may be denominated in Canadian or U.S. dollars, will be determined by the Board of Directors, but in any event will not be less than the volume-weighted average trading price of the Company's common shares on the Toronto Stock Exchange ("TSX"), the New York Stock Exchange ("NYSE"), or other stock exchange where the majority of the trading volume and value of the Company's common shares occurs, for the five trading days immediately preceding the date of grant (or, for participants subject to U.S. taxation, on the single trading day immediately preceding the date of grant, whichever is greater). In March 2007, the Board of Directors adopted a policy whereby stock options will vest in equal proportions on the first, second and third anniversaries of the option grant. Prior to this, stock options vested as to 25% on the first, second, third and fourth anniversaries of the option grant, or as to 25% on the date of grant and the first, second and third anniversaries of the option grant.

  RSUs will vest on the third anniversary date from the date of grant, unless provided otherwise in the applicable unit agreement, subject to the attainment of any applicable performance goals specified by the Board of Directors. Any RSUs that do not vest as a result of a determination that a holder of RSUs has failed to attain the prescribed performance goals will be forfeited immediately upon such determination. RSUs are credited with dividend equivalents, in the form of additional RSUs, when dividends are paid on the Company's common shares. Such additional RSUs will have the same vesting dates and will vest under the same terms as the units in respect of which such additional RSUs are credited. If an RSU vests during a blackout period (as described above), then the vesting date of such RSU will be extended to the first business day following the end of the blackout period. Each vested RSU represents the right of a holder to receive one of the Company's common shares. Unless provided otherwise in the applicable unit agreement, the Company may, in lieu of all or a portion of the common shares which would otherwise be provided to a holder, elect to pay a cash amount equivalent to the market price of the Company's common shares on the vesting date for each vested RSU. The amount of cash payment will be determined based on the average market price of the Company's common shares on the vesting date on the TSX, the NYSE, or other stock exchange where the majority of the trading volume and value of the common shares occurs.

  Stock-Based Compensation

  Effective January 1, 2006, the Company adopted the fair value-based method for recognizing stock-based compensation under SFAS 123R. The Company recognizes stock-based compensation expense related to stock options and RSUs on a straight-line basis over the requisite service period of the individual stock option or RSU grant, which generally equals the vesting period. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

  The following table summarizes the components and classification of stock-based compensation expense:

	2007	2006
Stock options	$10,591	$14,794
RSUs	42	—

Stock-based compensation expense	$10,633	$14,794

Cost of goods sold	882	1,072
Research and development expenses	1,608	1,834
Selling, general and administrative expenses	8,143	11,888

Stock-based compensation expense	$10,633	$14,794

  The Company did not recognize any tax benefits for stock-based compensation expense in 2007 or 2006.

  The following table presents the Company's pro forma net income and earnings per share for 2005, as if the fair value-based method of SFAS 123 had been applied for all stock options granted:

2005
Net income as reported	$246,440
Pro forma stock-based compensation expense determined under fair value-based method	(4,447)

Pro forma net income	241,993

Basic and diluted earnings per share
As reported	$1.54
Pro forma	$1.52

  Under SFAS 123, the Company recognized forfeitures as they occurred. Pro forma stock-based compensation expense in 2005 reflected the forfeiture of 1,785,119 stock options by certain former officers and employees upon their departure from the Company.

  Stock Options

  The fair values of all stock options granted were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2007	2006	2005
Expected option life (years)(1)	4.0	4.0	4.0
Expected volatility(2)	48.9%	52.9%	53.3%
Risk-free interest rate(3)	4.0%	4.2%	3.7%
Expected dividend yield(4)	6.9%	2.2%	—%

  (1)
  Determined based on historical exercise and forfeiture patterns.

  (2)
  Determined based on historical volatility of the Company's common shares over the expected life of the option.

  (3)
  Determined based on the rate at the time of grant for zero-coupon Canadian government bonds with a remaining term equal to the expected life of the option.

  (4)
  Determined based on the stock option's exercise price and expected annual dividend rate at the time of grant.

  The Black-Scholes option-pricing model used by the Company to calculate option values was developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

  The following table summarizes stock option activity during 2007:

	Stock Options (000s)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2007	7,720	$26.15
Granted	1,520	22.06
Exercised	(580)	19.35
Expired or forfeited	(3,404)	30.40

Outstanding, December 31, 2007	5,256	$23.02	2.7	$—

Vested and exercisable, December 31, 2007	3,304	$23.47	2.1	$—

  The weighted average fair values of all stock options granted in 2007, 2006 and 2005 were $5.41, $9.38 and $7.65, respectively. The total intrinsic values of stock options exercised in 2007, 2006 and 2005 were $2,474,000, $5,639,000 and $1,469,000, respectively. Proceeds received on the exercise of stock options in 2007, 2006 and 2005 were $11,217,000, $15,440,000 and $2,718,000, respectively.

  The following table summarizes non-vested stock option activity during 2007:

	Stock Options (000s)	Weighted-Average Grant-Date Fair Value
Non-vested, January 1, 2007	2,317	$8.88
Granted	1,520	5.41
Vested	(1,502)	7.63
Forfeited	(383)	8.52

Non-vested, December 31, 2007	1,952	$7.21

  At December 31, 2007, the total remaining unrecognized compensation expense related to non-vested stock options amounted to approximately $9,023,000, which will be amortized over the weighted-average remaining requisite service period of approximately 17 months. The total fair value of stock options vested in 2007 was $11,460,000.

  The following table summarizes information about stock options outstanding and exercisable at December 31, 2007:

Range of Exercise Prices	Outstanding (000s)	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Exercisable (000s)	Weighted-Average Exercise Price
$14.85 - $22.05	2,921	2.9	$19.57	1,684	$18.62
23.15 - 31.76	2,212	2.4	26.39	1,501	27.27
36.00 - 48.07	123	0.9	44.27	119	44.15

	5,256	2.7	$23.02	3,304	$23.47

  RSUs

  In November 2007, the Company granted 125,000 RSUs to its Chief Executive Officer. Those RSUs will vest on the fifth anniversary of the grant date, subject to the attainment of specified performance goals. Depending on the Company's performance, as compared to that of a specified comparator group, the number of RSUs that will vest at the end of the vesting period may increase or decrease from the number originally granted, ranging from two times the number originally granted to zero. The fair value of those RSUs was estimated at $20.18 per unit as of the date of grant using a Monte Carlo simulation model. The Monte Carlo simulation model utilizes multiple input variables to estimate the probability that the performance condition will be achieved. The Company is recognizing the fair value of those RSUs on a straight-line basis over the five-year vesting period. At December 31, 2007, the total remaining unrecognized compensation expense related to those RSUs amounted to approximately $2,480,000, which will be amortized over the remaining vesting period of approximately 59 months.

  There was no other RSU activity in 2007 or prior years.

  Deferred Share Unit Plans

  In May 2005, the Company's Board of Directors adopted Deferred Share Unit ("DSU") plans for its non-management directors, and the Board of Managers of Biovail Laboratories International SRL ("BLS") adopted a similar plan for its President at that time, Eugene Melnyk. A DSU is a notional unit, equivalent in value to a common share. DSUs are credited with dividend equivalents, in the form of additional DSUs, when dividends are paid on the Company's common shares. Non-management directors receive an annual grant of units, and may elect to receive all or part of their annual board and committee retainers in the form of DSUs. Non-management directors may not receive any payment in respect of their DSUs until they cease to be a director of the Company. Mr. Melnyk received grants of DSUs in his capacity as an officer of BLS. Those DSUs may now be settled in cash, as Mr. Melnyk has resigned as an officer and director of BLS.

  The amount of compensation deferred is converted into DSUs based on the volume-weighted average trading price of the Company's common shares on the TSX or the NYSE, generally based on where the majority of the trading volume and value occurs, for the five trading days immediately preceding the date of grant (for directors subject to U.S. taxation, the calculation is based on the greater of the five-day or one-day volume-weighted average trading price). The Company recognizes compensation expense throughout the deferral period to the extent that the trading price of its common shares increases, and reduces compensation expense throughout the deferral period to the extent that the trading price of its common shares decreases.

  The following table summarizes the Company's DSU activity during 2007:

	DSUs (000s)	Weighted-Average Grant-Date Fair Value
Balance, January 1, 2007	146	$18.40
Granted	79	24.69
Reinvested dividend equivalents	19	19.03

Balance, December 31, 2007	244	$20.49

  At December 31, 2007 and 2006, the Company had a liability related to its DSU plans of $3,275,000 and $3,079,000, respectively, based on the trading price of the Company's common shares as at those dates.

  Employee Stock Purchase Plan

  The Company's Employee Stock Purchase Plan ("ESPP") was established in 1996 to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the ESPP. At the discretion of a committee of the Board of Directors that administers the ESPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligations under the ESPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price is 90% of the closing trading price of the Company's common shares on the date on which the offering period ends.

  Accumulated Other Comprehensive Income

  The components of accumulated other comprehensive income were as follows:

	Foreign Currency Translation Adjustment	Net Unrealized Holding Gain/(Loss) on Available- For-Sale Investments	Total
Balance, January 1, 2005	$32,362	$13,772	$46,134
Other comprehensive income	2,386	2,465	4,851

Balance, December 31, 2005	34,748	16,237	50,985
Other comprehensive income (loss)	2,516	(10,393)	(7,877)

Balance, December 31, 2006	37,264	5,844	43,108
Other comprehensive income (loss)	21,352	(1,878)	19,474

Balance, December 31, 2007	$58,616	$3,966	$62,582

18.   INTANGIBLE ASSET IMPAIRMENTS, NET OF GAIN ON DISPOSAL

  2007

  In December 2007, the Company discontinued plans to market Zolpidem ODT for the treatment of insomnia following a negative assessment of its commercial potential due to the genericization of the brand name drug (Ambien) in April 2007. Also in December 2007, OMI notificed the Company of its decision to terminate the Ultram® ODT supply agreement based on market considerations. Based on those market conditions, the Company has been unable to identify any material future cash flows from the product rights associated with Zolpidem ODT or Ultram® ODT. As a result, the Company recorded an impairment charge of $4,000,000 to write down the aggregate carrying value of those product rights to zero.

  During its annual evaluation of intangible assets for impairment, the Company identified certain other product rights and technology assets that were not recoverable due to the absence of any material future cash flows. The Company determined that the extent to which those assets were anticipated to be used in the foreseeable future had been adversely affected due to changes in market conditions and/or technological advances. As a result, the Company recorded an impairment charge of $5,910,000 to write down the aggregate carrying value of those assets to zero.

  2006

  The Company recorded a $132,000,000 impairment charge relating to its Vasotec® and Vaseretic® trademarks and product rights. The Company acquired Vasotec® and Vaseretic® in May 2002 for $245,355,000. Subsequent to the date of acquisition, the Company had been developing Vasocard™ as a Vasotec® line extension product. In May 2005, the Company sold the distribution rights to Vasocard™ to Kos (as described in note 3). In September 2006, Kos informed the Company of its intention to discontinue its involvement with Vasocard™. The Company performed its own assessment and determined that Vasocard™ had limited commercial potential without Kos's continued involvement. Consequently, the Company suspended any further development activities related to Vasocard™. The Company evaluated the recoverability of the Vasotec® and Vaseretic® trademarks and product rights excluding the estimated future cash flows from the Vasocard™ line extension and determined that carrying value of those assets was no longer fully recoverable. Accordingly, the Company wrote down the carrying value of the Vasotec® and Vaseretic® trademarks and product rights to reflect their estimated fair value of $53,892,000 based on the future cash flows from the existing Vasotec® and Vaseretic® product lines.

  The Company recorded a $15,000,000 impairment charge relating to its Glumetza® product right. In July 2005, the Company made a $25,000,000 payment to Depomed associated with the receipt of regulatory approval for Glumetza®. Since its launch in the Canadian market in November 2005, the sales performance of Glumetza® (in terms of prescription volumes) had been less than originally anticipated due to the competitive pricing and existing formulary listing of immediate-release generic formulations of metformin (the active drug compound in Glumetza®). In addition, the prices set by the Company for Glumetza® are subject to regulation by the Patented Medicine Prices Review Board ("PMPRB") in Canada, since Depomed was granted a Canadian patent pertaining to Glumetza® in October 2006. As a result, the Company revised its sales forecast for Glumetza® to reflect both the underlying prescription trend since the launch of this product and possible future pricing concessions that may be required by the PMPRB. On the basis of this forecast, the Company evaluated the recoverability of the Glumetza® product right and determined that the carrying value of that product right was no longer fully recoverable. Accordingly, the Company wrote down the carrying value of the Glumetza® product right to reflect its estimated fair value of $6,667,000.

  In July 2006, the Company terminated an April 2003 agreement with Athpharma Limited ("Athpharma"), whereby the Company had acquired four cardiovascular products under development. Athpharma reacquired those products from the Company for cash consideration of $4,000,000, which resulted in a corresponding gain on disposal of intangible assets, as the Company had expensed the original cost of the acquired products at the date of acquisition.

  2005

  In May 2005, the Company recorded a $25,507,000 impairment charge on the transfer of the Teveten and Teveten HCT product rights to Kos (as described in note 3), as well as related costs to transfer of $326,000.

19.   OTHER INCOME (EXPENSE)

  Other income (expense) items for the years ended December 31 were as follows:

	2007	2006	2005
Gain on disposal of investments (as described in note 8)	$24,356	$—	$—
Loss on early extinguishment of debt (as described in note 16)	(12,463)	—	—
Loss on impairment of investments (as described in notes 4 and 8)	(8,949)	—	(3,397)

	$2,944	$—	$(3,397)

20.   INCOME TAXES

  The components of the provision for income taxes were as follows:

	2007	2006	2005
Current
Domestic	$—	$30	$450
Foreign	13,200	14,470	22,100

	13,200	14,500	22,550
Deferred
Domestic	—	—	—
Foreign	—	—	—

	—	—	—

	$13,200	$14,500	$22,550

  The reported provision for income taxes differs from the expected amount calculated by applying the Company's Canadian statutory rate to income before provision for income taxes. The reasons for this difference and the related tax effects are as follows:

	2007	2006	2005
Income from continuing operations before provision for income taxes	$208,739	$229,974	$279,565
Loss from discontinued operation	—	(3,848)	(10,575)

Income before provision for income taxes	208,739	226,126	268,990
Expected Canadian statutory rate	36.1%	36.3%	36.5%

Expected provision for income taxes	75,354	82,084	98,181
Non-deductible amounts:
Amortization	17,345	22,656	22,725
Equity loss	913	324	423
Intangible asset impairments	3,578	53,390	—
Non-taxable gain on disposal of investments	(6,276)	—	—
Canadian dollar foreign exchange gain recognized for Canadian tax purposes	28,887	—	—
Change in valuation allowance from utilization of losses	(52,006)	—	—
Foreign tax rate differences	(114,908)	(172,127)	(156,463)
Unrecognized income tax benefit of losses	54,406	18,106	42,921
Withholding taxes on foreign income	2,105	4,943	3,900
Other	3,802	5,124	10,863

	$13,200	$14,500	$22,550

  Income taxes paid amounted to $20,424,000, $10,960,000 and $9,242,000 in 2007, 2006 and 2005, respectively. Stock option exercises did not impact taxes paid in 2007, 2006 and 2005.

  The Company has provided for foreign withholding taxes on the portion of undistributed earnings of foreign subsidiaries expected to be remitted.

  Deferred income taxes have been provided for on the following temporary differences:

	2007	2006
Deferred tax assets
Tax loss carryforwards	$154,996	$184,796
Scientific Research and Experimental Development pool	49,481	50,074
Investment tax credits	48,825	36,413
Provisions	24,575	26,103
Provisions for legal settlements (net of expected insurance recoveries)	27,389	—
Plant, equipment and technology	24,233	16,007
Deferred revenue	7,685	9,081
Deferred financing and share issue costs	379	—
Intangible assets	—	867
Other	3,109	3,141

Total deferred tax assets	340,672	326,482
Less valuation allowance	(318,283)	(325,105)

Net deferred tax assets	22,389	1,377

Deferred tax liabilities
Prepaid expenses	429	456
Deferred financing and share issue costs	—	531
Other	1,260	390

Total deferred tax liabilities	1,689	1,377

Net deferred income taxes	$20,700	$—

  The realization of deferred tax assets is dependent on the Company generating sufficient domestic and foreign taxable income in the years that the temporary differences become deductible. A valuation allowance has been provided for the portion of the deferred tax assets that the Company determined is more likely than not to remain unrealized based on estimated future taxable income and tax planning strategies. In 2007, the valuation allowance decreased by $6,822,000 due mainly to enacted tax rate reductions and utilization of tax loss carryforwards, including on the recognition of the Canadian Dollar foreign exchange gain for Canadian income tax purposes on redemption of the Notes (as described below). In 2006, the valuation allowance decreased by $8,837,000, due mainly to enacted tax rate reductions and partial utilization of tax loss carryforwards.

  At December 31, 2007, the Company did not have any accumulated tax losses for Canadian federal and provincial purposes. At December 31, 2006, the Company had accumulated tax losses of approximately $54,900,000 available for federal purposes and approximately $70,400,000 available for provincial purposes in Canada. At December 31, 2007, the Company had approximately $48,900,000 (2006 — $37,700,000) of unclaimed Canadian investment tax credits ("ITCs"), which expire from 2009 to 2028. These losses and ITCs can be used to offset future years' taxable income and federal tax, respectively.

  In addition, at December 31, 2007, the Company had pooled Scientific Research and Experimental Development ("SR&ED") expenditures amounting to approximately $222,000,000 (2006 — $188,100,000) available to offset against future years' taxable income from its Canadian operations, which may be carried forward indefinitely.

  Effective April 1, 2007 (as described in note 16), the Company redeemed all of its outstanding Notes. The redemption of the U.S. dollar-denominated Notes resulted in a foreign exchange gain for Canadian income tax purposes of approximately $173,500,000 (as translated to U.S. dollars at the December 31, 2007 rate of exchange). One-half of this foreign exchange gain is included in the Company's Canadian taxable income, which has resulted in a corresponding reduction in the Company's available Canadian operating losses, SR&ED pool and/or ITC carryforward balances disclosed above. The payment of the Notes did not result in a foreign exchange gain being recognized in the Company's consolidated financial statements, as these statements are prepared in U.S. dollars.

  At December 31, 2007, the Company has accumulated tax losses of approximately $382,600,000 (2006 — $419,367,000) for federal and state purposes in the U.S., which expire from 2012 to 2025. These losses can be used to offset future years' taxable income. There may be limitations on the annual utilization of these losses as a result of certain changes in ownership that have occurred, or that may occur in the future.

  The cumulative effect of the application of the provisions of FIN 48 as of January 1, 2007 resulted in a reclassification of $31,400,000 from current income taxes payable to non-current income taxes payable, a $2,200,000 decrease in the valuation allowance against the net deferred tax asset, and a corresponding increase in the non-current income taxes payable of $2,200,000. Upon the adoption of FIN 48, the Company classified uncertain tax positions as non-current income taxes payable unless expected to be paid within one year. At December 31, 2007 and January 1, 2007, the total amount of unrecognized tax benefits (including interest and penalties) was $54,100,000 and $33,600,000, respectively, of which $33,400,000 and $31,400,000, respectively, would affect the effective tax rate.

  In the year ended December 31, 2007, the Company recognized a $15,500,000 increase and a $5,000,000 net increase in the amount of unrecognized tax benefits related to tax positions taken in the current and prior years, respectively, which have resulted in a corresponding decrease in the valuation allowance against the net deferred tax asset.

  The Company recognizes interest accrued related to unrecognized tax benefits and penalties in the provision for income taxes. At December 31, 2007 and January 1, 2007, approximately $8,700,000 and $5,700,000, respectively, were accrued for the payment of interest and penalties. In the year ended December 31, 2007, the Company recognized approximately $3,000,000 in interest and penalties.

  The Company and one or more of its subsidiaries file federal income tax returns in Barbados, Canada, the U.S., and other foreign jurisdictions, as well as various provinces and states in Canada and the U.S. The Company and its subsidiaries have open tax years primarily from 1996 to 2007 with significant taxing jurisdictions including Barbados, Canada, and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, and tax treaties, as they relate to the amount, timing, or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years are expected to remain open indefinitely.

  In 2007, the Canada Revenue Agency ("CRA") concluded its audit of the Company's 2001 and 2002 Canadian income tax returns, and commenced an audit of the Company's 2003 and 2004 Canadian income tax returns. The CRA also recently commenced an audit of the Company's claims for SR&ED expenditures and related ITCs for the 2005 taxation year. During 2007, one U.S. state commenced an audit of the tax returns filed by a subsidiary of the Company for the 2003 to 2005 taxation years. As a result of the settlement of the audit of the Company's Canadian income tax returns for the 2001 and 2002 taxation years, the Company has recorded a $2,600,000 decrease in the net deferred tax asset and a corresponding decrease in the valuation allowance against the net deferred tax asset. It is otherwise not possible for the Company to estimate a range of reasonably possible outcomes, or timing, of any adjustments to the total amount of uncertain tax benefits that may result from these audits.

  The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits:

Balance at January 1, 2007	$33,600
Additions based on tax positions related to the current year	15,500
Additions for tax positions of prior years	6,500
Reductions for tax positions of prior years	(1,500)

Balance at December 31, 2007	$54,100

  The Company does not expect any significant change to the above unrecognized tax benefits during the next 12 months.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

21.   DISCONTINUED OPERATION

  In September 2005, the Company's Board of Directors committed to a plan to sell the Company's Nutravail division. Nutravail developed and manufactured nutraceutical and food-ingredient products. This business was not considered strategic to the Company's core pharmaceutical operations. The Company received an offer of $3,000,000 from Futuristic Brands USA, Inc. ("Futuristic") to purchase the inventory and long-lived assets, including intellectual property, of Nutravail. In 2005, the Company recorded a $5,570,000 impairment charge to write down the carrying values of Nutravail's long-lived assets.

  On May 2, 2006, the Company completed the sale of its Nutravail division to Futuristic. Under the terms of the final sale agreement, the Company was entitled to future payments based on the net revenues generated from those assets by Futuristic for a period of 10 years. As a result, at May 2, 2006, the net realized value of Nutravail's inventory and long-lived assets was zero, as no consideration was received from Futuristic at the date of sale, and the Company did not attribute any value to the future payments. In 2006, the Company recorded an inventory write-off of $1,304,000 to cost of goods sold, and an additional impairment charge of $1,084,000 to write off the remaining carrying values of Nutravail's long-lived assets.

  In 2007, the Company received $300,000 from Futuristic in consideration for the termination of Futuristic's obligation to make any future payments.

  Because of the distinct nature of its business, Nutravail had identifiable operations and cash flows that were clearly distinguishable from the rest of the Company. Subsequent to May 2, 2006, Nutravail's operations and direct cash flows have been eliminated from the ongoing operations of the Company as a result of the sale transaction. Accordingly, Nutravail has been reported as a discontinued operation in the Company's consolidated statements of income and cash flows. For the years ended December 31, the following revenue and expenses of Nutravail have been reclassified from continuing operations to loss from discontinued operation:

	2007	2006	2005
Revenue	$—	$1,289	$5,532
Expenses		4,053	10,537

Loss from discontinued operation before asset impairments	—	(2,764)	(5,005)
Asset impairments	—	(1,084)	(5,570)

Loss from discontinued operation	$—	$(3,848)	$(10,575)

22.   EARNINGS PER SHARE

  Earnings per share were calculated as follows:

	2007	2006	2005
Net income	$195,539	$211,626	$246,440

Basic weighted average number of common shares outstanding (000s)	160,839	160,060	159,433
Dilutive effect of stock options and RSUs (000s)	36	18	248

Diluted weighted average number of common shares outstanding (000s)	160,875	160,078	159,681

Basic and diluted earnings per share	$1.22	$1.32	$1.54

  Stock options to purchase approximately 4,555,000, 4,999,000 and 6,784,000 common shares of the Company during 2007, 2006 and 2005, respectively, had exercise prices greater than the average trading price of the Company's common shares. Those stock options were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.

23.   LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, antitrust, governmental and regulatory investigations and related private litigation. There are also ordinary course employment related issues and other types of claims in which the Company routinely becomes involved but which individually and collectively are not material.

  Unless otherwise indicated, the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's business, financial condition and results of operations, and could cause the market value of the Company's common shares to decline.

  From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to actions it may initiate. The Company cannot reasonably predict the outcome of these proceedings, some of which may involve significant legal fees. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets.

  Governmental and Regulatory Inquiries

  In July 2003, the Company received a subpoena from the U.S. Attorney's Office ("USAO") for the District of Massachusetts requesting information related to the promotional and marketing activities surrounding the commercial launch of Cardizem® LA. In particular, the subpoena sought information relating to the Cardizem® LA Clinical Experience Program, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience). In October 2007, the Company received an additional related subpoena.

  Subsequently, by letter dated January 29, 2008, the USAO notified the Company that it is the target of a federal grand jury investigation relating to the P.L.A.C.E. program. The investigation could lead to civil or criminal charges against the Company. The Company has cooperated fully with the investigation and will continue to cooperate. The USAO has invited the Company to provide evidence and arguments bearing on the matter and the Company intends to do so. However, the Company cannot predict the outcome or the timing of when this matter may be resolved.

  On November 20, 2003, the Company received notification from the SEC indicating that the SEC would be conducting an informal inquiry relating to the Company's accounting and disclosure practices for the fiscal year 2003. These issues included whether or not the Company improperly recognized revenue and expenses for accounting purposes in relation to its financial statements in certain periods, disclosure related to these statements, and whether the Company provided misleading disclosure concerning the reasons for its forecast of a revenue shortfall in respect of the three-month period ended September 30, 2003 and certain transactions associated with a corporate entity acquired by the Company in 2002. On March 3, 2005, the Company received a subpoena from the SEC that reflected the fact that the SEC had entered a formal order of investigation. The subpoena sought information about the Company's financial reporting for the fiscal year 2003. Also, the scope of the investigation became broader than it was initially, and the period under review was extended to encompass the period January 1, 2001 to May 2004. The Company has received additional subpoenas from the SEC from time to time requiring additional documents, including documents related to, among other things, the trading and ownership of Biovail shares, which is consistent with the matters the OSC was investigating as described below.

  The Company has signed various tolling agreements extending the applicable limitation period with the SEC. The current tolling period ends June 2, 2008.

  On May 14, 2007, the Company issued a press release acknowledging that it had received a "Wells Notice" from the staff of the SEC alleging violations of federal securities laws. The notice relates to the staff's investigation of the Company's accounting and disclosure practices for the fiscal year 2003 and certain transactions associated with a corporate entity acquired by the Company in 2002. These issues include whether the Company improperly recognized revenue and expenses for accounting purposes in relation to its financial statements in certain periods, disclosure related to those statements and whether the Company provided misleading disclosure concerning the reasons for Biovail's forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003. Four current and former officers also received Wells Notices shortly thereafter. The Company is indemnifying those individuals for legal expenses. Under the Wells process established by the SEC, the Company had the opportunity to respond to the "Wells Notice" before the staff made its recommendation to the SEC to commence a civil enforcement proceeding against the Company. In anticipation of the commencement of such a proceeding, the Company created a reserve of $10,000,000 in the fourth quarter of 2007 relating to a potential settlement. The Company continues to cooperate with the SEC and to discuss a possible resolution of this matter.

  The Company has been contacted by the United States Attorney's Office for the Eastern District of New York ("EDNY"), who informed the Company that the office is conducting an investigation into the same matters that the SEC is investigating. The EDNY has recently conducted interviews of several current or former Biovail employees and has requested documents related to fiscal years 2002 and 2003. The Company intends to cooperate with the investigation. The Company cannot predict the outcome or timing of when this matter may be resolved.

  Over the last number of years, the Company has received a number of communications from the OSC relating to its disclosure, and/or seeking information pertaining to certain financial periods. The OSC has advised the Company that it is investigating whether the

  Company had improperly recognized revenue for accounting purposes in relation to the interim financial statements filed by the Company for each of the four quarters in 2001, 2002 and 2003, and related disclosure issues. The OSC is also investigating whether the Company provided misleading disclosure concerning the reasons for Biovail's forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003, as well as issues relating to trading in the Company's common shares. These issues include whether insiders of the Company complied with insider reporting requirements, whether persons in a special relationship with the Company may have traded in the Company's shares with knowledge of undisclosed material information, whether certain transactions may have resulted in, or contributed to, a misleading appearance of trading activity in the Company's securities during 2003 and 2004 and whether certain registrants (who are former directors of Biovail) may have had conflicts of interest in relation to the trading of the Company's shares. The Company continues to cooperate with the investigation and is discussing these matters with staff of the OSC. These investigations remain ongoing and the Company cannot predict the outcome or manner in which they may be resolved.

  Pursuant to a notice of hearing dated July 28, 2006, the staff of the OSC gave notice that an administrative hearing pursuant to sections 127 and 127.1 of the Securities Act (Ontario), R.S.O. 1990, c. S. 5 (the "Ontario Securities Act") would be held. The respondents in the hearing include former Chairman Eugene Melnyk and a former director of the Company, among others. The Company is not a party to this proceeding. The proceeding as against Eugene Melnyk has now been settled. The hearing against the former director has concluded and no decision has yet been rendered.

  Securities Class Actions

  In late 2003 and early 2004, a number of securities class action complaints were filed in the United States District Court for the Southern District of New York naming Biovail and certain of its current and former officers and a former director as defendants. On or about June 18, 2004, the plaintiffs filed a Consolidated Amended Complaint (the "Complaint"), alleging among other matters, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder. The Company responded to the Complaint by filing a motion to dismiss, which the Court denied. Thereafter, the Company filed its Answer denying the allegations in the Complaint.

  On February 28, 2006, the plaintiffs filed a motion for class certification. The Company opposed that motion. That motion was heard on March 23, 2007 and no decision has been rendered.

  On August 25, 2006, the plaintiffs filed a Consolidated Second Amended Class Action Complaint ("Second Amended Complaint") under seal. The Second Amended Complaint alleges, among other matters, that the defendants violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. More specifically, the Second Amended Complaint alleges that the defendants made materially false and misleading statements that inflated the price of the Company's stock between February 7, 2003 and March 2, 2004. The plaintiffs seek to represent a class consisting of all persons, other than the defendants and their affiliates, who purchased the Company's stock during that period. On October 16, 2006, the Company filed its Answer denying the allegations in the Second Amended Complaint.

  On January 26, 2007, United States District Judge Richard Owen issued an Order (the "January 26 Order") in this matter that sanctioned the Company for its use in a separate action of certain documents obtained in lawful discovery from a third party and ordered the return of the documents and the redaction of any claims in the separate action based solely upon the documents. See "Biovail Action Against S.A.C. and Others" below. The Company then became involved in further hearings before Judge Owen to determine whether there was compliance with the January 26 Order. The Company resolved certain issues related to this hearing with the third party whose documents formed the subject matter of the hearing. However, Judge Owen did not decide the matter prior to being replaced as described below.

  On December 11, 2007, the Company announced that the Company and the named individual defendants have entered into an agreement in principle to settle this matter. Once completed, the proposed settlement will be subject to approval by the United States District Court for the Southern District of New York. The proposed settlement class includes, with certain exceptions, all persons or entities that purchased the common stock of Biovail Corporation during the period from February 7, 2003 to March 2, 2004.

  Under the terms of the proposed agreement, the total settlement amount payable is $138 million, out of which the Court-approved legal fees to the plaintiffs' counsel will be paid. Biovail estimates that its insurance carriers will pay $55 million of the settlement amount and that the Company will ultimately pay approximately $83 million after resolution of all insurance claims. The agreement contains no admission of wrongdoing by Biovail or any of the named individual defendants, nor did Biovail or any of the named defendants acknowledge any liability or wrongdoing by entering into the agreement.

  On February 22, 2008, the parties were advised that the case has been re-assigned to Judge Gerald Lynch. Judge Lynch issued an order that deemed all motions withdrawn pending finalization of the settlement. This includes the pending motion for sanctions. Accordingly, the Company does not now face any additional sanctions and expects to obtain Court approval in the second quarter 2008.

  On September 21, 2005, the Canadian Commercial Workers Industry Pension Plan commenced a securities class action in Canada against Biovail and several of its officers. The action is purportedly prosecuted on behalf of all individuals other than the defendants who purchased Biovail's common stock between February 7, 2003 and March 2, 2004. The claim seeks damages in excess of $100,000,000 for misrepresentation and breaches of s. 134 of the Ontario Securities Act and ss. 36 and 52 of the Competition Act, R.S. 1985, c. C-34, as well as class-wide punitive and exemplary damages. The claim essentially relies on the same facts and allegations as those cited in the Second Amended Complaint. The claim was served on the Company and the named officers on September 29, 2005. The plaintiffs have not taken any steps to certify the action as a class proceeding or otherwise to move it forward. The defendants intend to resist class certification and file a defence only following a decision on class certification.

  Antitrust

  Several class action or representative action complaints in multiple U.S. jurisdictions have been filed against the Company in which the plaintiffs have alleged that the Company improperly impeded the approval of a generic form of Tiazac®. Those actions filed in U.S. federal courts were filed in, or transferred to, and in some cases consolidated or coordinated in, the United States District Court for the District of Columbia. The Company believes that the complaints are without merit and that the Company's actions were in accordance with its rights under the Hatch-Waxman Act and applicable law. Moreover, the Company's position is that it is not responsible for Andrx's inability to receive timely final marketing approval from the FDA for its generic Tiazac® because the Andrx Group product did not receive FDA approval for a lengthy period following the removal of all legal or regulatory impediments by the Company.

  The Court granted the Company's motion for Summary Judgment seeking to dismiss all of the federal actions, which the federal plaintiffs have appealed.

  These appeals have been consolidated by the Court of Appeals. The appeal was heard on September 7, 2007 and a decision is currently pending.

  The Company has brought the Court's decision on Biovail's motions for Summary Judgment to the attention of the Superior Court of the State of California for Los Angeles County, the Superior Court of the State of California for the County of San Diego and the Superior Court of the State of California for the County of Alameda, where several State Court actions are pending. The Superior Court for the County of San Diego directed that certain discovery concerning the Andrx Group's regulatory problems that was already produced to the federal plaintiffs be made available to the plaintiffs in that case. The Company complied with the Court's direction and then moved to dismiss the amended complaint in the case. The Court granted the Company's motion and dismissed the complaint with leave for the plaintiffs to file an amended complaint, which they filed. The Company then moved to dismiss the amended complaint. The Court also granted that motion and dismissed the amended complaint with prejudice. The plaintiffs moved to have the Court reconsider its decision, which the Court denied. The plaintiffs have appealed, but their appeal was dismissed after they failed to file an appellate brief. The actions in the other California courts are stayed pending the final disposition of the cases pending in the District of Columbia.

  Several class action and individual action complaints in multiple jurisdictions have been commenced jointly against the Company, Elan and Teva relating to an agreement between the Company and Elan for the licensing of Adalat CC products from Elan. These actions were transferred to the United States District Court for the District of Columbia. The agreement in question has since been dissolved as a result of a consent decree with the U.S. Federal Trade Commission. The Company believes these suits are without merit because, among other reasons, the Company believes that any delay in the marketing or out-licensing of the Company's Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part. The Company filed a motion for the summary dismissal of these actions. The Court has denied the Company's motion to dismiss the damage claims brought on behalf of a purported class of so-called "direct purchasers", generally consisting of distributors and large chain drug stores, but dismissed the claims of a class of consumers and "indirect purchasers". The remainder of the federal action is proceeding on the merits through the normal legal process. A class certification took place on May 24, 2007 and, in November 2007, the Court approved certification of a class of alleged "direct purchasers". In December 2007, the Defendants moved for the Court to reconsider that decision. A hearing has not yet taken place.

  On March 21, 2006, the Company was advised that an additional claim in respect of this fact situation was filed by Maxi Drug Inc. d/b/a Brooks Pharmacy in the United States District Court, District of Columbia. The Company has accepted service of this complaint, and the case will proceed on the merits according to the schedule set by the Court in the related federal cases pending in the District of Columbia.

  The consumer and "indirect purchasers" claims were re-filed in the Superior Court of the State of California. All court dates in the California action were taken off calendar as the parties reached agreement for a settlement subject to completion of the necessary documentation and approval of the Court. In general, the settlement calls for the certification of a settlement class consisting of all indirect purchases of 30mg or 60mg Adalat CC from October 1, 1999 to the present. The total payment to be made by all the defendants is $8,200,000, which the defendants have agreed to pay in three equal shares. The Company's one-third share is $2,733,000. The settlement has now received final Court approval.

  Intellectual Property

  On February 3, 2006, the Company and Laboratoires Des Produits Éthiques Ethypharm instituted an action against Sandoz Canada Inc. ("Sandoz") and Andrx Corporation and Andrx Pharmaceuticals Inc. (collectively, the "Andrx Group") stating that certain patents applicable to Tiazac® have been infringed contrary to the Patent Act (Canada) by the defendants. In addition, the Company is seeking injunctive relief restraining the defendants from offering for sale and/or manufacturing in Canada any product covered by the Company's patents and/or procuring the infringement of the Company's patents.

  The defendants served the Company with a Statement of Defence and Counterclaim on May 15, 2006. Biovail delivered its reply on May 30, 2006 and pleadings closed in June 2006. The matter is proceeding through discovery.

  RhoxalPharma Inc. ("RhoxalPharma") filed an Abbreviated New Drug Submission in Canada, seeking approval of a generic version of Tiazac®. On January 26, 2004, the Company listed Canadian Patent No. 2,242,224 (the "224 patent") on the Canadian Patent Registry (the "Patent Register") against Tiazac®. The Company received a Notice of Allegation from RhoxalPharma on February 20, 2004 alleging that it did not infringe the claims of the 224 patent. On April 1, 2004 the Company instituted its second application against RhoxalPharma. The matter was heard September 21 and 22, 2005. On October 19, 2005, the Federal Court of Canada issued a decision concluding that RhoxalPharma's allegation of non-infringement was justified. The Company appealed the decision, but the appeal was dismissed on March 2, 2006. The only issue that remains outstanding is RhoxalPharma's entitlement to legal costs.

  In August of 2006, Sandoz brought an action against the Company under section 8 of the Patented Medicine (NOC) Regulations demanding damages for having been kept off the market with its generic version of Tiazac® due to prohibition proceedings taken against Sandoz's predecessors by Biovail under the Patented Medicine (NOC) Regulations, which were subsequently dismissed in November of 2005. This action is at an early stage and the Company cannot assess the merits, if any, of the claim at this stage.

  Apotex Inc. ("Apotex") has filed a submission with the Minister of Health in Canada, which seeks approval of APO-Metformin ER (500mg), a generic form of Glumetza®. In connection with that submission, Apotex has served the Company with a Notice of Allegation in respect of two patents listed in the Patent Register. Apotex alleges that APO-Metformin ER will not infringe the patents and, alternately, that the patents are invalid. On January 23, 2008, the Company instituted legal proceedings in the Federal Court of Canada that prevented the issuance of a Notice of Compliance to Apotex until these proceedings are concluded, or until the expiry of 24 months from the date that the Company's application in the Federal Court of Canada was issued, whichever is earlier. While a schedule for the hearing of the Company's application has not yet been established, it is anticipated that the matter will come to a hearing before a judge of the Federal Court of Canada within the next two years.

  Anchen filed an Abbreviated New Drug Application ("ANDA") in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the U.S. District Court for the Central District of California. On August 1, 2006, in the United States District Court for the Central District of California, Judge James V. Selna issued an order granting Anchen's Motion for Summary Judgment on the Wellbutrin XL® patent-infringement case, and denied it on the invalidity issue. Biovail has filed an appeal of the decision to the Court of Appeals for the Federal Circuit (CAFC), which appeal was heard on September 5, 2007. A decision on this appeal is currently pending. On December 14, 2006, the U.S. Food and Drug Administration ("FDA") approved Anchen's ANDA for its 150mg and 300mg generic formulations. Under an Exclusivity Transfer Agreement with Anchen, Teva and Impax, Anchen selectively waived its 180-day exclusivity to market its 300mg strength generic formulation in favour of Impax, which 300mg product was first marketed by Teva on or about December 18, 2006.

  Impax filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg, and subsequently 300mg). On March 7, 2005, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Eastern District of Pennsylvania. On December 15, 2006, the FDA approved Impax's ANDA for its 300mg generic formulation, and tentatively approved its 150mg generic formulation. Under an Exclusivity Transfer Agreement with Anchen, Teva and Impax, Anchen selectively waived its 180-day exclusivity to market its 300mg strength generic formulation in favour of Impax. Under an agreement with Teva, Impax's 300mg formulation was first marketed by Teva on or about December 18, 2006.

  Watson filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On September 8, 2005, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Southern District of New York. On January 31, 2007, the FDA tentatively approved Watson's 150mg and 300mg generic formulations.

  Under the terms of a comprehensive settlement agreement entered into in February 2007 with Anchen, Impax, Watson and Teva, the lawsuits against Impax and Watson have been dismissed and a generic version of the 150mg strength of Wellbutrin XL® could be launched commencing May 30, 2008. Upon the occurrence of specified events, including an adverse decision of Biovail's appeal of the non-infringement summary judgment previously granted to Anchen and/or when new prescriptions of BVF-033 exceed 35% of new prescriptions for Wellbutrin XL® 150mg, this launch could occur earlier than May 30, 2008.

  Abrika filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Southern District of Florida. If Abrika obtains FDA approval, it must wait for Anchen's 180-day exclusivity period to end before it can market its generic version of Wellbutrin XL®. Abrika brought a motion for summary judgment that was heard on November 2, 2005. Following the oral arguments on this motion in December 2005 and supplemental oral arguments on the motion in April 2006, the Court stayed the motion in order to allow discovery to proceed and for further supplemental briefing. On July 31, 2007, the Court dismissed this matter with prejudice pursuant to a settlement agreement between the parties. By virtue of the settlement, Abrika may market its generic versions of Wellbutrin XL® once it receives final approval from the FDA to engage in such marketing, subject to the first filer's exclusivity period.

  On August 24, 2006, Biovail filed suit against the FDA in the United States District Court for the District of Columbia, relating to Biovail's pending Citizen Petition filed with the FDA on December 20, 2005, concerning bioequivalence for extended-release generic versions of bupropion products.

  On December 14, 2006, the FDA denied Biovail's Citizen Petition and granted Anchen an ANDA to market a generic version of Wellbutrin XL®. On December 18, 2006, Biovail moved to amend and supplement its original complaint. That same day, Biovail filed a second motion requesting a temporary restraining order and a preliminary injunction. On March 22, 2007, the District Court granted Biovail's motion to amend and supplement its Complaint, but denied its request to a temporary restraining order and preliminary injunction. Answers to Biovail's Amended Complaint have been filed. The parties are awaiting the District Court's scheduling of an initial status conference.

  On December 18, 2006, Biovail filed suit against the FDA in the United States District Court for the District of Maryland, seeking to stay the effectiveness of the FDA's approval of Impax's manufacture of a 300-mg dosage of a generic version of Wellbutrin XL® pursuant to an ANDA. Biovail argued that this approval violated Biovail's right to a 30-month stay of ANDA approval under the Hatch-Waxman Act.

  The FDA, and intervenors Impax and Teva, filed answers to Biovail's complaint on February 20, 2007. On February 21, 2007, the Court entered a scheduling order, setting a discovery deadline of July 6, 2007, at which time the parties were required to submit a joint status report to the Court. The Company's settlement of its lawsuit with Impax referenced above effectively renders this lawsuit moot, and as a result the parties have voluntarily dismissed this action without prejudice.

  On June 27, 2005, the Company received a Paragraph IV certification from Andrx Group regarding Biovail's Cardizem® LA tablets, 420mg. The certification sets forth allegations of non-infringement and invalidity of the 5,288,505 ('505) and the 5,529,791 ('791) patents that are listed in the Orange Book and owned by the Company. On August 10, 2005, the Company commenced a lawsuit against Andrx Group in the United States District Court for the District of Delaware. The complaint averred that the Andrx Group's filing of its ANDA constituted infringement of the '791 patent.

  On September 2, 2005, the Company received a second Paragraph IV certification from the Andrx Group directed to additional Cardizem® LA tablet strengths of 120, 180, 240, 300, and 360mg added by amendment to Andrx's ANDA. On October 14, 2005, the Company filed a second complaint (Civil Action No. 05 730) in the United States District Court for the District of Delaware. The complaint averred that Andrx's amended ANDA constituted infringement of the '791 patent.

  On September 26, 2005, the Company received a third Paragraph IV certification from the Andrx Group regarding Biovail's Cardizem® LA tablets, 120, 180, 240, 300, 360, and 420mg. The certification sets forth allegations of non-infringement and invalidity of the 6,923,984 ('984) patent that is also listed in the Orange Book and owned by the Company. No suit was brought against the Andrx Group for infringement of the '984 patent.

  On September 19, 2006, U.S. Patent 7,108,866 ('866) issued to the Company and was listed in the Orange Book for Cardizem LA®. On September 22, 2006, the Company received a fourth paragraph IV certification from the Andrx Group for all Cardizem® LA tablets, 120, 180, 240, 300, 360, and 420mg. On October 4, 2006, the Company filed a third complaint (Civil Action No. 06-620) in the United States District Court for the District of Delaware. The complaint averred that the Andrx Group's amended ANDA constituted infringement of the '866 patent.

  Civil actions 05-586, 05-730 and 06-620 have been consolidated by the Court for all purposes. The Court issued its Markman claim construction ruling on June 22, 2007.

  On December 4, 2007, the parties settled the proceedings with Watson, the parent company of defendant Andrx. Under the terms of the settlement agreement, BLS will receive a royalty based on sales of Watson's generic formulation of Biovail's Cardizem® LA. The agreement generally provides that Watson will not commence marketing and sales of its generic equivalent product earlier than April 1, 2009, at which time royalty payments will begin. As part of the settlement, Biovail has granted Watson an exclusive license to its U.S. patents covering Cardizem® LA for a generic version of Cardizem® LA . Other details concerning the settlement have not been disclosed.

  Par Pharmaceutical Companies, Inc. ("Par") filed an ANDA with the FDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 200mg. On May 9, 2007, BLS, along with Purdue Pharma Products L.P., Napp Pharmaceutical Group Ltd. and OMI filed a complaint in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of that application. Par has answered the complaint and asserted counterclaims of non-infringement and patent invalidity. The plaintiffs have denied the counterclaims. On May 22, 2007, Par informed the Company that it had filed a supplemental ANDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 100mg. On June 28, 2007, the same plaintiffs filed another complaint in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of the 100mg strength formulation. On July 23, 2007, Par answered the second complaint and asserted counterclaims of non-infringement and patent invalidity. A case schedule has now been set, pursuant to which trial is expected to commence on November 10, 2008. On September 24, 2007, Par informed the Company that it had filed another supplemental ANDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 300mg. On October 24, 2007, the same plaintiffs filed another complaint in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of the 300mg strength formulation. The case is currently in discovery and is proceeding in the ordinary course.

  Defamation and Tort

  On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action in the United States District Court for the Southern District of New York naming as defendants the Company and certain of its officers, and against Michael Sitrick and Sitrick & Company, Inc. (in their capacity as consultants to the Company), in which he has alleged that he was defamed by the defendants and that the Company's actions resulted in damages to him by way of lost employment and employment opportunities.

  The Company filed a motion to dismiss this action, which, after rehearing, the Court granted in part and denied in part. In response, the plaintiff filed a Second Amended Complaint on March 24, 2005, which generally repeated the allegations and asserted that all defendants acted in concert and participated in the defamatory and other alleged misconduct.

  On May 27, 2005, Eugene Melnyk, the Company's former Chairman, filed an answer to the Second Amended Complaint and a counterclaim against Mr. Treppel. This counterclaim alleges defamation, defamation per se, and civil conspiracy. Mr. Melnyk's claims relate to, among other things, written and oral communications made by Mr. Treppel that caused damage to Mr. Melnyk's professional and business reputation.

  Biovail and the named defendants, including Mr. Melnyk, filed a motion to dismiss the Second Amended Complaint. Mr. Treppel also moved to dismiss the counterclaim brought by Mr. Melnyk.

  On August 30, 2005, the Court granted in part and denied in part the motion to dismiss Mr. Treppel's claims, and dismissed the case with prejudice against three of the five defendants. In the Order the Court further noted that the remaining claims against Biovail and the only remaining individual defendant, Mr. Melnyk, were limited to the defamation, tortious interference and civil conspiracy claims arising out of three statements he found to be susceptible of a defamatory meaning.

  The Court also denied in part and granted in part Mr. Treppel's motion to dismiss Mr. Melnyk's counterclaims against Mr. Treppel. This counterclaim is therefore proceeding on certain of the claims of defamation and defamation per se made by Mr. Melnyk. The case is currently in discovery.

  Biovail Action Against S.A.C. and Others

  On February 22, 2006, the Company filed a lawsuit in Superior Court, Essex County, New Jersey, seeking $4.6 billion in damages from 22 defendants (the "S.A.C. Complaint"). The S.A.C. Complaint alleges that the defendants participated in a stock market manipulation scheme that negatively affected the market price of Biovail shares and alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act (RICO), pursuant to which treble damages may be available.

  The original defendants included: S.A.C. Capital Management, LLC, S.A.C. Capital Advisors, LLC, S.A.C. Capital Associates, LLC, S.A.C. Healthco Funds, LLC, Sigma Capital Management, LLC, Steven A. Cohen, Arthur Cohen, Joseph Healey, Timothy McCarthy, David Maris, Gradient Analytics, Inc., Camelback Research Alliance, Inc., James Carr Bettis, Donn Vickrey, Pinnacle Investment Advisors, LLC, Helios Equity Fund, LLC, Hallmark Funds, Gerson Lehrman Group, Gerson Lehrman Group Brokerage Services, LLC, Thomas Lehrman, Patrick Duff, and James Lyle. The defendants Hallmark Funds and David Maris have been voluntarily dismissed from the action by the Company.

  The lawsuit is in its early stages. Although initially removed from New Jersey State Court to federal court by the defendants, the case was remanded back to the New Jersey State Court. No discovery has been conducted. All defendants have moved to dismiss the complaint. These motions have yet to be heard by the Court.

  On January 26, 2007, United States District Judge Richard Owen issued an Order in a securities class action proceeding against the Company in the United States District Court for the Southern District of New York (described more fully above) that sanctioned the Company for its use in the S.A.C. Complaint of certain documents obtained in lawful discovery in the securities class action. Judge Owen ordered the return of the documents and the redaction of the S.A.C. Complaint. On February 22, 2007, the Company filed an Amended Complaint.

  Pursuant to a March 16, 2007 Order, this case has been stayed pending the resolution of motions to dismiss in a factually similar class action that does not involve the Company and pending further determination in the sanctions hearing before Judge Owen (described above). This stay currently remains in force. On September 10, 2007, the Company resolved in part a motion for sanctions previously pending in the United States District Court for the Southern District of New York. As part of that resolution, the Company dismissed defendant David Maris from this action and filed a Second Amended Complaint on October 3, 2007, removing the name of David Maris and his employer, Banc of America Securities LLC ("BAS"), from the Complaint. Pursuant to this settlement Maris and BAS will participate in depositions and will produce certain documents upon subpoena.

  General Civil Actions

  Complaints have been filed by the City of New York, the State of Alabama, the State of Mississippi and a number of counties within the State of New York, claiming that the Company, and numerous other pharmaceutical companies, made fraudulent misstatements concerning the "average wholesale price" of their prescription drugs, resulting in alleged overpayments by the plaintiffs for pharmaceutical products sold by the companies.

  The City of New York and plaintiffs for all the counties in New York (other than Erie, Oswego and Schenectady) have voluntarily dismissed the Company and certain others of the named defendants on a without prejudice basis. Similarly, the State of Mississippi has voluntarily dismissed its claim against the Company and a number of defendants on a without prejudice basis.

  In the case brought by the State of Alabama, the Company has answered the State's Amended Complaint and discovery is ongoing. The cases brought by the New York State counties of Oswego, Schenectady and Erie, each of which was originally brought in New York State court, were removed by defendants to federal court on October 11, 2006. The Company answered the complaint in each case after the removal to federal court. The cases were subsequently remanded and, following the remand, the defendants made an application to the New York State Litigation Coordinating Panel for pretrial coordination of the three actions. That application is pending.

  Based on the information currently available, and given the small number of Biovail products at issue and the limited time frame in respect of such sales, the Company anticipates that even if these actions are successful, any recovery against Biovail would likely not be significant.

24.   COMMITMENTS AND CONTINGENCIES

  Operating Lease Commitments

  The Company leases certain facilities, vehicles and equipment under operating leases. Rental expense amounted to $4,088,000, $8,772,000 and $10,415,000 in 2007, 2006 and 2005, respectively.

  Minimum future rental payments under non-cancelable operating leases for the years ending December 31 are as follows:

2008	$6,022
2009	4,913
2010	3,736
2011	3,595
2012	3,554
Thereafter	7,867

Total minimum future rental payments	$29,687

  Minimum future rental payments have not been reduced by the following sublease rentals due under non-cancelable subleases: 2008 — $547,000; and 2009 — $38,000.

  Other Commitments

  Commitments related to capital expenditures totaled approximately $8,000,000 at December 31, 2007.

  Net sales of certain products of the Company are subject to royalties payable to third parties. Royalty expense recorded in cost of goods sold amounted to $15,024,000, $6,883,000 and $8,838,000 in 2007, 2006 and 2005, respectively.

  Under certain research and development agreements, the Company may be required to make payments upon the achievement of specific developmental, regulatory, or commercial milestones. Because it is uncertain if and when these milestones will be achieved, the Company did not accrue for any of these payments at December 31, 2007.

  Product Liability Insurance

  The Company is self-insured for up to the first $12,500,000 of costs incurred relating to product liability claims arising during an annual policy period. The Company provides for unsettled reported losses and losses incurred but not reported based on an independent review of all claims made against the Company. Accruals for estimated losses related to self-insurance were not material at December 31, 2007.

  Indemnification Provisions

  In the normal course of business, the Company enters into agreements that include indemnification provisions for product liability and other matters. These provisions are generally subject to maximum amounts, specified claim periods, and other conditions and limits. These provisions include, but are not limited to, indemnifications provided to Kos for lost profits in the event of a Cardizem® LA supply failure (as described in note 14), or the entry of generic competition to Cardizem® LA prior to December 31, 2008. At December 31, 2007, no material amounts were accrued for the Company's obligations under any indemnification provisions.

25.   RELATED PARTY TRANSACTIONS

  In 2006, the Company contracted with Global IQ, a clinical research organization, for a long-term safety study on a particular product under development. Prior to April 2007, during which time Dr. Peter Silverstone, Biovail's Senior Vice-President, Medical and Scientific Affairs, retained an interest in Global IQ, the Company was invoiced $1,166,000 in 2006 and $581,000 in 2007 by Global IQ for this study (excluding investigator and other pass-through costs). Dr. Silverstone has indicated to the Company that he disposed of his interest in Global IQ in April 2007.

  In 2007, the Company received $734,000 in full settlement of the principal and accrued interest on a relocation assistance loan granted to a former executive officer in March 2001.

  In 2006, Mr. Melnyk reimbursed the Company $420,000 for expenses incurred in connection with the analysis of a potential investment in a company that Mr. Melnyk decided to pursue personally following a determination by the Company's Board of Directors that the investment opportunity was not, and would not in future be, of interest to Biovail.

26.   SEGMENT INFORMATION

  The Company operates in one operating segment — pharmaceutical products. Management assesses performance and makes resource decisions based on the consolidated results of operations of this operating segment. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products and, accordingly, they are included with pharmaceutical products for purposes of segment reporting.

  Revenue by Therapeutic Area

  The following table displays revenue by therapeutic area:

	2007	2006	2005
Product sales
Cardiovascular(1)	$296,907	$348,023	$380,505
Central nervous system(2)	269,828	507,143	410,711
Antiviral(3)	147,120	112,388	95,858
Pain(4)	87,191	53,724	—

	801,046	1,021,278	887,074
Research and development	23,828	21,593	27,949
Royalty and other	17,944	24,851	23,320

	$842,818	$1,067,722	$938,343

(1)
Cardiovascular products include Cardizem®, Tiazac®, Vasotec®, Vaseretic®, Isordil®, Glumetza®, and bioequivalent versions of Cardizem® CD, Procardia XL and Adalat CC.

(2)
Central nervous system products consist of Wellbutrin®, Zyban® and Ativan®.

(3)
Antiviral products consist of Zovirax®.

(4)
Pain management products consist of Ultram® and Ralivia™.

  Geographic Information

  The following table displays revenue and long-lived assets by geographic area:

	Revenue(1)			Long-Lived Assets(2)
	2007	2006	2005	2007	2006	2005
Canada	$75,051	$89,920	$112,847	$140,553	$126,194	$116,337
U.S. and Puerto Rico	755,484	966,212	815,342	183,008	183,763	182,876
Barbados	—	—	—	659,241	736,769	947,947
Other countries	12,283	11,590	10,154	22,345	25,973	27,684

	$842,818	$1,067,722	$938,343	$1,005,147	$1,072,699	$1,274,844

(1)
Revenue is attributed to countries based on the location of the customer.

(2)
Consists of property, plant and equipment, goodwill, intangible and other assets, net of accumulated depreciation and amortization. Property, plant and equipment are attributed to countries based on their physical location, goodwill is attributed to countries based on the location of the related acquired businesses, and intangible and other assets are attributed to countries based on ownership rights.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

26.   SEGMENT INFORMATION (Continued)

  Major Customers

  The following table identifies external customers that accounted for 10% or more of the Company's total revenue:

	2007	2006	2005
GSK	25%	42%	38%
McKesson Corporation	20%	12%	14%
Teva	11%	12%	15%
OMI	10%	5%	—%
Cardinal Health, Inc.	10%	6%	6%

27.   CANADIAN GAAP SUPPLEMENTAL INFORMATION

  Prior to 2006, the Company prepared interim and annual consolidated financial statements and management's discussion and analysis ("MD&A") in accordance with Canadian GAAP for Canadian regulatory purposes. These reports were filed with the OSC and other securities regulatory authorities in Canada. Canadian securities regulations allow issuers that are required to file reports with the SEC, upon meeting certain conditions, to satisfy their Canadian continuous disclosure requirements by filing financial statements prepared in accordance with U.S. GAAP. Accordingly, beginning in 2006, the Company commenced preparing its interim and annual consolidated financial statements and MD&A in accordance with U.S. GAAP only. For interim and annual periods in 2006 and 2007, the Company included in the notes to its consolidated financial statements, among other things, an explanation of material differences between U.S. GAAP and Canadian GAAP related to recognition, measurement and presentation. Subsequent to 2007, no further explanation of such differences will be required under current Canadian securities regulations.

  Reconciliation of U.S. GAAP and Canadian GAAP

  The following table presents a reconciliation of the Company's consolidated net income as reported under U.S. GAAP and the Company's consolidated net income that would have been reported under Canadian GAAP for the years ended December 31:

	2007	2006	2005
Net income under U.S. GAAP	$195,539	$211,626	$246,440

Canadian GAAP adjustments
Acquired research and development amortization expense(1)	(40,130)	(49,316)	(98,112)
Impairment of acquired research and development(1)	(2,400)	(9,504)	(45,046)
Gain on disposal of acquired research and development(2)	—	(4,000)	—
Stock-based compensation expense(3)	—	—	(4,447)
Other	1,829	477	411

Net income under Canadian GAAP	154,838	149,283	99,246

Basic and diluted earnings per share under Canadian GAAP
Income from continuing operations	$0.96	$0.96	$0.69
Net income	$0.96	$0.93	$0.62

  The following table presents a reconciliation of the Company's consolidated balance sheets as reported under U.S. GAAP and the Company's consolidated balance sheets that would have been reported under Canadian GAAP at December 31:

	2007	2006
Total assets under U.S. GAAP	$1,782,115	$2,192,442

Canadian GAAP adjustments
Marketable securities/Long-term investments
Net unrealized holding gain on available-for-sale investments(4)	—	(5,844)
Intangible assets, net
Acquired research and development(1),(2)	69,769	112,299
Goodwill
Value of consideration paid on acquisition of Fuisz Technologies Ltd. ("Fuisz")(5)	7,763	7,763
Settlement of Fuisz pre-acquisition contract(6)	(7,460)	(7,460)
Other	2,312	2,312
Deferred tax assets, net of valuation allowance
Accounting for uncertain tax positions(7)	(20,700)	—
Other assets, net	—	(1,763)

Total assets under Canadian GAAP	$1,833,799	$2,299,749

	2007	2006
Total liabilities under U.S. GAAP	$484,296	$890,185

Canadian GAAP adjustments
Income taxes payable
Accounting for uncertain tax positions(7)	(20,700)	—
Long-term obligations	—	66

Total liabilities under Canadian GAAP	$463,596	$890,251

	2007	2006
Total shareholders' equity under U.S. GAAP	$1,297,819	$1,302,257

Canadian GAAP adjustments
Common shares
Stock-based compensation(3)	46,517	43,547
Value of consideration paid on acquisition of Fuisz(5)	7,763	7,763
Accretion of convertible debt(8)	26,116	26,116
Other	(1,700)	(1,700)
Additional paid-in capital
Stock-based compensation(3)	55,762	58,732
Deficit
Acquired research and development(1),(2)	69,769	112,299
Stock-based compensation(3)	(102,279)	(102,279)
Settlement of Fuisz pre-acquisition contract(6)	(7,460)	(7,460)
Accretion of convertible debt(8)	(26,116)	(26,116)
Other	4,012	2,183
Accumulated other comprehensive income/Cumulative translation adjustment
Net unrealized holding gain on available-for-sale investments(4)	—	(5,844)

Total shareholders' equity under Canadian GAAP	1,370,203	1,409,498

Total liabilities and shareholders' equity under Canadian GAAP	$1,833,799	$2,299,749

  (1)
  Under U.S. GAAP, acquired research and development assets for which technological feasibility has not been established and which have no alternative future use must be written-off at the time of acquisition.

    Under Canadian GAAP, acquired research and development assets are capitalized and amortized over their estimated useful lives. The Company recorded amortization expense related to acquired research and development assets of $40,130,000, $49,316,000 and $98,112,000 in 2007, 2006 and 2005, respectively. In addition, the Company recorded impairment charges of $2,400,000, $9,504,000 and $45,046,000 in 2007, 2006 and 2005, respectively, to write down the carrying value of acquired research and development assets associated with product-development projects that were discontinued.

  (2)
  Under U.S. GAAP, the Company recorded a $4,000,000 gain in 2006 on the disposal to Athpharma of certain products under development (as described in note 18).

    Under Canadian GAAP, the cash consideration received from Athpharma was recorded against the carrying value of the related acquired research and development asset, which resulted in no gain or loss on disposal.

  (3)
  Under U.S. GAAP, prior to January 1, 2006, the Company recognized employee stock-based compensation under the intrinsic value-based method. Accordingly, no compensation expense for stock options granted to employees at fair market value was included in the determination of net income in 2005. Effective January 1, 2006, the Company adopted the fair-value based method for recognizing all share-based payments to employees, including grants of employee stock options and RSUs. Forfeitures are estimated at the date of grant.

    Under Canadian GAAP, effective January 1, 2004, the Company adopted the fair-value based method for recognizing stock-based compensation cost on a retroactive basis to January 1, 1996, without restatement of prior periods. At January 1, 2004, the cumulative effect of the change in accounting policy on prior periods resulted in a charge to deficit of $88,334,000 relating to the fair value of stock options vested since January 1, 1996, an increase to common shares of $40,945,000 related to the fair value of stock options exercised since January 1, 1996, and an increase of $47,389,000 to additional paid-in capital related to the fair value of options vested but unexercised since January 1, 1996. Forfeitures are recognized as they occur.

  (4)
  Under U.S. GAAP, marketable securities and long-term investments with readily determinable market values are accounted for as being available-for-sale. Those investments are reported at estimated fair value with all unrealized gains and temporary unrealized losses recognized in comprehensive income. Unrealized losses on those investments that are considered to be other-than-temporary are recognized in net income.

    Under Canadian GAAP, prior to January 1, 2007, marketable securities and long-term investments with readily determinable market values were accounted for using the cost method. Effective January 1, 2007, the Company adopted The Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1506, "Accounting Changes", 1530, "Comprehensive Income" and 3855, "Financial Instruments — Recognition and Measurement", and designated certain investments as available-for-sale. At January 1, 2007, the Company recorded an unrealized gain of $5,844,000 related to the remeasurement of those investments at fair value, with a corresponding adjustment to a new separate section of shareholders' equity called "accumulated other comprehensive income".

  (5)
  Under U.S. GAAP, the acquisition of Fuisz was valued based on the stock market price of the Company's common shares before and after the July 25, 1999 date of the acquisition agreement.

    Under Canadian GAAP, the acquisition of Fuisz was valued based on the average price of the Company's common shares at the date of acquisition on November 12, 1999. The effect was that, under Canadian GAAP, the value of the common shares issued was higher by $7,763,000, which increased the goodwill acquired by an equal amount.

  (6)
  Under U.S. GAAP, the cash settlement of a Fuisz pre-acquisition contract and the issuance of additional common shares related to the acquisition of Fuisz in 2000, were allocated to goodwill acquired.

    Under Canadian GAAP, adjustments to the purchase price subsequent to the acquisition date were charged to net income.

  (7)
  Under U.S. GAAP, the Company adopted FIN 48 effective January 1, 2007 (as described in note 20). The application of the provisions of FIN 48 at January 1, 2007 resulted in an increase of $2,200,000 to income taxes payable, and an offsetting decrease in the valuation allowance against the net deferred tax asset. In 2007, the Company recognized an additional $18,500,000 increase in the amount of unrecognized tax benefits related to tax positions taken in current and prior years, which resulted in a corresponding decrease in the valuation allowance against the net deferred tax asset.

    Under Canadian GAAP, the Company is not required to apply the provisions of FIN 48.

  (8)
  Under U.S. GAAP, no portion of the proceeds from the issuance of the Company's Convertible Subordinated Preferred Equivalent Debentures ("Debentures") in 2000 was attributed to the conversion feature.

    Under Canadian GAAP, a portion of the proceeds from the issuance of the Debentures was attributed to the holder conversion option. The portion of the debt conversion premium recorded on the redemption of the Debentures in 2001 that was related to the holder conversion option was charged to retained earnings.

  There were no material differences between the Company's consolidated cash flows as reported under U.S. GAAP and the Company's consolidated cash flows that would have been reported under Canadian GAAP.

  Comparative Consolidated Financial Statements

  The tables on the following pages present comparative figures as previously reported under Canadian GAAP, and as restated and presented in accordance with U.S. GAAP, as at and for the year ended December 31, 2005.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

  Consolidated Balance Sheets

	At December 31, 2005
	(U.S. GAAP)	(CDN GAAP)
ASSETS
Current
Cash and cash equivalents	$445,289	$445,289
Marketable securities	505	511
Accounts receivable	135,506	135,506
Inventories	89,473	89,473
Deposits and prepaid expenses	14,923	14,923
Assets of discontinued operation held for sale	1,893	1,893

	687,589	687,595

Marketable securities	6,859	6,920
Long-term investments	66,421	50,117
Property, plant and equipment, net	199,567	199,567
Intangible assets, net	910,276	1,085,397
Goodwill	100,294	102,909
Other assets, net	64,707	62,489
Long-term assets of discontinued operation held for sale	1,107	1,107

	$2,036,820	$2,196,101

LIABILITIES
Current
Accounts payable	61,453	61,453
Accrued liabilities	88,870	88,870
Income taxes payable	37,713	37,713
Deferred revenue	61,160	61,160
Current portion of long-term obligations	24,360	24,360

	273,556	273,556

Deferred revenue	117,119	117,119
Deferred leasehold inducements	5,273	5,273
Long-term obligations	412,508	412,596

	808,456	808,544

SHAREHOLDERS' EQUITY
Common shares	1,461,077	1,530,035
Additional paid-in capital	377	65,877
Deficit	(284,075)	(243,103)
Accumulated other comprehensive income/Cumulative translation adjustment	50,985	34,748

	1,228,364	1,387,557

	$2,036,820	$2,196,101

  Consolidated Statements of Income

	For the Year Ended December 31, 2005
	(U.S. GAAP)	(CDN GAAP)
REVENUE
Product sales	$887,074	$887,074
Research and development	27,949	27,949
Royalty and other	23,320	23,320

	938,343	938,343

EXPENSES
Cost of goods sold	201,330	201,615
Research and development	88,437	88,884
Selling, general and administrative	227,394	231,109
Amortization	62,260	160,372
Asset impairments, net of gain on disposal	29,230	74,276
Restructuring costs	19,810	19,810

	628,461	776,066

Operating income	309,882	162,277
Interest income	7,175	7,175
Interest expense	(37,126)	(36,715)
Foreign exchange gain	794	794
Equity loss	(1,160)	(1,160)

Income from continuing operations before provision for income taxes	279,565	132,371
Provision for income taxes	22,550	22,550

Income from continuing operations	257,015	109,821
Loss from discontinued operation	(10,575)	(10,575)

Net income	$246,440	$99,246

Basic and diluted earnings (loss) per share
Income from continuing operations	$1.61	$0.69
Loss from discontinued operation	(0.07)	(0.07)

Net income	$1.54	$0.62

Weighted average number of common shares outstanding (000s)
Basic	159,433	159,433
Diluted	159,681	159,433

Consolidated Statements of Cash Flows

	For the Year Ended December 31, 2005
	(U.S. GAAP)	(CDN GAAP)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$246,440	$99,246
Adjustments to reconcile net income to cash provided by continuing operating activities
Depreciation and amortization	96,641	194,753
Amortization and write-down of deferred financing costs	3,445	3,445
Amortization and write-down of discounts on long-term obligations	2,420	2,009
Stock-based compensation	—	4,825
Asset impairments	29,230	74,276
Equity loss	1,160	1,160
Loss from discontinued operation	10,575	10,575
Receipt of leasehold inducements	805	805
Other	(3,274)	(3,652)
Changes in operating assets and liabilities:
Accounts receivable	12,775	12,775
Inventories	16,624	16,624
Deposits and prepaid expenses	1,101	1,101
Accounts payable	17,027	17,027
Accrued liabilities	5,605	5,605
Income taxes payable	13,343	13,343
Deferred revenue	47,962	47,962

Net cash provided by continuing operating activities	501,879	501,879

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on disposal of intangible assets, net of withholding tax	98,127	98,127
Additions to property, plant and equipment, net	(37,807)	(37,807)
Acquisitions of intangible assets	(26,000)	(26,000)
Purchases of marketable securities	(8,791)	(8,791)
Proceeds from sales and maturities of marketable securities	6,296	6,296

Net cash provided by continuing investing activities	31,825	31,825

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(79,779)	(79,779)
Repayments of other long-term obligations	(39,587)	(39,587)
Issuance of common shares	2,990	2,990
Payment on termination of interest rate swaps	(1,419)	(1,419)
Financing costs paid	(1,300)	(1,300)

Net cash used in continuing financing activities	(119,095)	(119,095)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in operating activities	(3,770)	(3,770)
Net cash used in investing activities	(47)	(47)

Net cash used in discontinued operation	(3,817)	(3,817)

Effect of exchange rate changes on cash and cash equivalents	173	173

Net increase in cash and cash equivalents	410,965	410,965
Cash and cash equivalents, beginning of year	34,324	34,324

Cash and cash equivalents, end of year	$445,289	$445,289

28.   SUBSEQUENT EVENT

  On May 8, 2008, the Company announced its intention to close its two Puerto Rico manufacturing facilities, and transfer certain manufacturing processes to its Steinbach, Manitoba facility, over the the next 18 to 24 months.

Exhibit 99.1

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(All dollar amounts expressed in thousands of U.S. dollars)

Column A	Column B	Column C		Column D		Column E
		Additions		Deductions
	Balance at beginning of period	Charged to costs and expenses(1)	Charged to product sales(2)	Write-offs of accounts receivable	Sales discounts and allowances	Balance at end of period
Allowance for doubtful accounts, deducted from accounts receivable
Year ended December 31, 2007	$3,503	$736	$6,304	$(2,713)	$(5,871)	$1,959
Year ended December 31, 2006	4,300	(402)	5,365	(337)	(5,423)	3,503
Year ended December 31, 2005	4,716	427	6,844	(421)	(7,266)	4,300

(1)
Amounts represent the reserve for (recovery of) potential credit losses.

(2)
Amounts represent the reserve for sales discounts and allowances.

QuickLinks

  Exhibit 99.4
BIOVAIL CORPORATION CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
BIOVAIL CORPORATION CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
TABLE OF CONTENTS
REPORT OF MANAGEMENT ON FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Biovail Corporation CONSOLIDATED BALANCE SHEETS In accordance with United States Generally Accepted Accounting Principles (All dollar amounts expressed in thousands of U.S. dollars)
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
  Exhibit 99.1